As filed with the Securities and Exchange Commission on May 11, 2000

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 4


                                       TO

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             BARNEYS NEW YORK, INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)


           DELAWARE                                       13-4040818
           --------                                     ------------
(State or other jurisdiction of                        (I.R.S. employer
incorporation or organization)                      identification number)

            575 Fifth Avenue
           New York, New York                               10017
           ------------------                               -----
(Address of principal executive offices)                  (Zip Code)

       Registrant's telephone number, including area code: (212) 339-7300

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

                     Securities to be registered pursuant to
                           Section 12(g) of the Act:


                     Common Stock, $.01 par value per share


                        Warrants to Purchase Common Stock


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NY2:\908650\02\21645.0001

                                TABLE OF CONTENTS

                                                                      PAGE

ITEM 1.   BUSINESS......................................................1

ITEM 2.   FINANCIAL INFORMATION.........................................7

ITEM 3.   PROPERTIES...................................................23

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
               AND MANAGEMENT..........................................25

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.............................28

ITEM 6.   EXECUTIVE COMPENSATION.......................................32

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............35

ITEM 8.   LEGAL PROCEEDINGS............................................36

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS...........37

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.....................38

ITEM 11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                 REGISTERED............................................38

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS...................40

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.................41

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                 ON ACCOUNTING AND FINANCIAL DISCLOSURE................41

ITEM 15.   FINANCIAL STATEMENTS, SCHEDULE AND EXHIBITS.................41

ITEM 1.    BUSINESS.

GENERAL

           Barneys New York, Inc., a Delaware corporation ("Holdings"), is the parent company of Barney's, Inc., a New York corporation ("Barneys"), which together with its subsidiaries (collectively, the "Company"), is a leading upscale retailer of men's, women's and children's apparel and accessories and items for the home. The Company is engaged in three distribution channels which encompass its various product offerings: the full price stores, the outlet stores and the warehouse sale events. In addition, the Company is involved in licensing arrangements pursuant to which the "Barneys New York" trade name is licensed for use in Asia. See " -- Licensing Arrangements" below.


           Barneys was founded by Barney Pressman in 1923 under the name Barney's Clothes, Inc. Until its emergence from bankruptcy in January 1999, Barneys was owned by the Pressman Family, certain affiliates of the Pressman Family and certain trusts of which members of the Pressman Family were the beneficiaries. Pursuant to the Plan of Reorganization for Barneys and certain of its affiliates as confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Holdings was formed and all the equity interests in Barneys were transferred to Holdings, making Barneys a wholly-owned subsidiary of Holdings. See " -- The Reorganization" below.


           The Company operates seven full price stores (three of which are flagship stores located in New York, Chicago and Beverly Hills and four of which are regional stores) and eight outlet stores throughout the United States (see "Properties" below) under the "BARNEYS NEW YORK" trade name. Barneys merchandise is priced from the middle to the upper end of the market and appeals to sophisticated customers whose income levels are above average. Its merchandising philosophy stresses a variety of fashion viewpoints. It offers a mix of merchandise, including men's, women's and children's clothes and accessories plus decorative items for the home and gifts. The merchandise is from a variety of resources, including established designers, new designers, branded goods and private label goods. The Company purchases merchandise from a broad range of vendors, domestic and foreign, including designers, manufacturers of branded goods and private label resources. Major designers include Giorgio Armani, Prada, Jil Sander, Donna Karan, Comme des Garcons, Robert Clergerie and Ermenegildo Zegna. Major branded goods include Oxxford and Hickey Freeman, and major cosmetics lines including but not limited to Chanel, Francois Nars and Kiehls. A significant portion of the merchandise is manufactured in Europe (primarily Italy). The flagship stores in New York and Beverly Hills also include restaurants managed by third party contractors.

           In addition to its full-price retail business, the Company has developed two operations which focus on outlet stores and warehouse sales. The Company conducts semi-annual warehouse sales in New York and Santa Monica, California.

RETAILING STRATEGY

           During fiscal 1998, the Company's sales were derived as follows: 82% from full-price stores (71% from three flagship stores, and 11% from four regional stores), 10% from Outlet Stores and 8% from Warehouse Sale Events.

FULL PRICE STORES

           The Company operates seven full price stores: three large flagship stores in prime retail locations in New York, Beverly Hills and Chicago, and four small regional stores in Manhasset, NY, Seattle, WA, Chestnut Hill, MA and World Financial Center, NY.

           The three large flagship stores establish and promote the Barneys image as a pre-eminent retailer of men's and women's fashion. They provide customers with a wide range of high quality products, including apparel, accessories, cosmetics and items for the home. They cater to affluent, fashion-conscious men and women. The four smaller regional stores aim to serve similar customers in smaller urban markets. These stores provide a limited selection of the assortment offered in the flagship stores.

           Creative merchandising, store design and displays, advertising campaigns and publicity events develop the image of Barneys as a fashion leader. The flagship stores create aesthetic shopping environments to showcase designer and private label merchandise with the Barneys point of view. Customer relationships are developed with in-store service, marketing communications and a customer loyalty awards program.

OUTLET STORES

           The Company operates eight outlet stores across the country. The outlet stores leverage the Barneys New York brand to reach a wider audience by providing a lower priced version of the sophistication, style and quality of the merchandise and retail experience provided in the full price stores. The outlet stores also provide a clearance vehicle for full price stores' residual merchandise. The stores operate with a low cost structure.

           The outlet stores cater to budget-minded yet fashion-conscious men and women, selling designer, branded and private label apparel and accessories. They are located in high-end outlet centers and serve a high number of destination shoppers and tourists.

WAREHOUSE SALE EVENTS

           The Company operates four warehouse sale events, annually, one each season in New York and Santa Monica, California. The warehouse sale events provide another vehicle for liquidation of end of season residual merchandise, as well as a low cost extension of the Barneys New York brand to a wider audience. The events attract a wide range of shoppers, mostly bargain hunters who value quality and fashion.

THE REORGANIZATION

           On January 10, 1996 (the "Filing Date"), Barneys and certain of its subsidiaries commenced proceedings under Chapter 11 of title 11, United States Code (the "Bankruptcy Code") by filing petitions in the Bankruptcy Court. On January 28, 1999 (the "Effective Date"), the Company emerged from reorganization proceedings (the "Reorganization") under the Bankruptcy Code pursuant to a Second Amended Joint Plan of Reorganization, dated November 13, 1998, as supplemented and as confirmed on December 21, 1998 by the Bankruptcy Court (the "Plan"). The following is a summary of the material provisions of the Plan that became effective on the Effective Date.

           OVERVIEW. Pursuant to the Plan, Holdings was formed and, on the Effective Date, all of the outstanding capital stock of Barneys was transferred to Holdings by the holders thereof. In addition, prior to the Effective Date,

Barneys formed three subsidiaries (two of which, Barneys (CA) Lease Corp. and Barneys (NY) Lease Corp., are direct, wholly-owned subsidiaries of Barneys, and one of which, Barneys America (Chicago) Lease Corp., is a direct, wholly-owned subsidiary of Barneys America, Inc., which is a direct, wholly-owned subsidiary of Barneys and which was in existence since before the Filing Date), each of which acts as a lessee and sublessor for one of the flagship stores. See "PROPERTIES." BNY Licensing Corp. ("BNY Licensing"), a wholly-owned subsidiary of Barneys, is party to certain licensing arrangements. Barneys Asia Co. LLC is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan Company Ltd. ("Isetan") and was formed prior to the Effective Date pursuant to the Plan. See "Licensing Arrangements." On the Effective Date, Bay Harbour Management L.C. ("Bay Harbour") and Whippoorwill Associates, Inc. ("Whippoorwill," and, together with Bay Harbour, the "Plan Investors") on behalf of their discretionary and/or managed accounts, became the two largest holders of shares of common stock, $0.01 par value, of Holdings ("Holdings Common Stock"). Each of the Plan Investors has appointed three designees to the Board of Directors of each of Holdings and Barneys. On the Effective Date, Isetan became the third largest holder of shares of Holdings Common Stock, a creditor of Holdings pursuant to the Isetan Note referred to below and the lessor of the Company's three flagship stores. See "PROPERTIES." In addition, Isetan is entitled to appoint, pursuant to a contractual arrangement, and has appointed, a designee on the Board of Directors of each of Holdings and Barneys. Isetan is also a licensee of the Barneys name in Japan. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Certain Business Relationships."

           EQUITY.  Pursuant to the Plan, the following equity was issued:

           Issued In Exchange for Claims. The equity in Barneys was exchanged for shares of Holdings Common Stock, and certain allowed general unsecured claims and claims held by Isetan against Barneys and certain of its affiliates were exchanged for, among other things, shares of Holdings Common Stock and warrants (as defined below).


           Rights Offering. Rights to subscribe for shares of Holdings Common Stock ("Subscription Rights") were issued in accordance with the Plan to all holders of allowed general unsecured claims (other than members of the Pressman Family and Isetan, each of which were party to separate arrangements described herein, and other than holders of general unsecured claims whose claims were for less than $2,300 and holders of general unsecured claims of greater than $2,300 who elected to receive cash in settlement of their claims). Certain recipients of Subscription Rights exercised such rights prior to the expiration thereof, which was prior to consummation of the Plan. The $62.5 million offering of Subscription Rights was guaranteed by Bay Harbour and Whippoorwill on behalf of their discretionary and/or managed accounts to the extent the other holders of allowed general unsecured claims did not elect to participate in the offering. Bay Harbour and Whippoorwill agreed to guarantee the offering of Subscription Rights pursuant to the Amended and Restated Stock Purchase Agreement dated as of November 13, 1998 among Barneys, Bay Harbour, Whippoorwill and the Official Committee of Unsecured Creditors of Barneys (the "Stock Purchase Agreement"). In the offering, the Plan Investors purchased an aggregate of 6,707,531 shares of Holdings Common Stock for an aggregate price of approximately $58.2 million.


           Option. Pursuant to the Stock Purchase Agreement, the Plan Investors were granted an option to purchase, at an aggregate exercise price of $5.0 million, a total of 576,122 shares of Holdings Common Stock. Pursuant to the option, each of the Plan Investors had the right to purchase the greater of (i) 288,061 shares of Holdings Common Stock, and (ii) 576,122 shares of Holdings Common Stock, less the number of shares purchased by the other Plan Investor. On November 12, 1999, each of Bay Harbour and Whippoorwill notified the Company of its intention to exercise the option in full. The closing of the exercise occurred on November 19, 1999.

           Isetan Warrant. An affiliate of Isetan was issued a warrant (the "Isetan Warrant") to purchase 287,724 share of Holdings Common Stock at an exercise price of $14.68 per share. This warrant expires on January 29, 2002.


           Unsecured Creditors Warrants. All holders of allowed general unsecured claims (other than members of the Pressman Family and Isetan, each of which were party to separate arrangements described herein, and other than holders of general unsecured claims whose claims were for less than $2,300 and holders of general unsecured claims of greater than $2,300 who elected to receive cash in settlement of their claims) were issued warrants (the "Unsecured Creditors Warrants") to purchase an aggregate of up to 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. These warrants expire on May 30, 2000.


           Preferred Stock. Holdings issued 15,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), to the Barneys Employees Stock Plan Trust, which was established for the benefit of eligible employees of the Company. In addition, Holdings issued 5,000 shares of Preferred Stock for an aggregate purchase price of $500,000 in government securities to Bay Harbour, which it sold to a third party under a prearranged agreement.

      INDEBTEDNESS. Pursuant to the Plan, the following debt securities were issued:

           Isetan. Barneys issued a promissory note (the "Isetan Note") in the principal amount of $22,500,000 to Isetan. The Isetan Note bears interest at the rate of 10% per annum payable semi-annually, and matures on January 29, 2004.

           Equipment Lessors. On the Effective Date, certain lessors of equipment to the Company transferred all right, title and interest in such equipment to the Company. In exchange therefor, the Company issued promissory notes (the "Equipment Lessors Notes") to such lessors in an aggregate principal amount of $35,788,865. Such promissory notes bear interest at the rate of 11-1/2% per annum payable semi-annually, mature on January 29, 2004, and are secured by a first priority lien on the equipment that was the subject of each of the respective equipment leases.


      OTHER. Barneys paid approximately (i) $23,300,000 in cash to Isetan on account of its allowed claims, (ii) $50,000 to members of the Pressman Family in partial settlement of claims filed by them against the Company and in partial exchange for equity interests in the Company and certain of its affiliates,
(iii) an aggregate of $19,700,000 to holders of allowed administrative and priority claims, exclusive of professional fees paid, and (iv) an aggregate of $450,000 to holders of general unsecured claims whose claims were for amounts less than $2,300 and holders of general unsecured claims of greater than $2,300 who elected to receive cash in settlement of their claims, pursuant to the Plan. In addition, Barneys entered into consulting agreements with certain members of the Pressman Family. Pursuant to these agreements, each of which terminated on the first anniversary of the Effective Date, each of Phyllis Pressman, Robert Pressman, Gene Pressman and Holly Pressman have agreed to make himself or herself available to Barneys (up to 60% of full-time for Phyllis Pressman, and 80% of full time for each of Robert, Gene and Holly Pressman) to furnish consulting services to Barneys, its subsidiaries and affiliates with respect to their business and potential business opportunities. The aggregate compensation payable under the consulting agreements ranges from $410,000 to $1,400,000, payable in four equal semi-annual installments commencing on the Effective Date. The Company was also required to pay Nanelle Associates, an entity controlled by members of the Pressman Family, in respect of its claims in the bankruptcy case, $400,000, payable in four equal semi-annual installments commencing on the Effective Date.

      REAL ESTATE. Pursuant to the Plan, an affiliate of Isetan became the sole owner of the properties on which the Company's three flagship stores are located and Barneys entered into modifications of the long-term leases for such stores. See "PROPERTIES" below.

      LICENSING. BNY Licensing entered into the licensing arrangements described under "Licensing Arrangements" below.

LICENSING ARRANGEMENTS

           BNY Licensing is party to licensing arrangements pursuant to which
(i) two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name "BARNEYS NEW YORK," each by an affiliate of Isetan, and (ii) Barneys Asia Co. LLC, which is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan (and which was formed in connection with the Reorganization referred to above), has the exclusive right to sublicense the BARNEYS NEW YORK trademark throughout Asia (excluding Japan). Licensing agreements governing these arrangements were entered into in connection with Barneys' emergence from bankruptcy. See " -- THE Reorganization" above.

TRADEMARKS AND SERVICE MARKS

           The Company owns its principal trademarks and service marks worldwide, including the "Barneys New York" and "Barneys" marks. In addition to these marks, the Company owns other important trademarks and service marks used in its business. The Company's trademarks and service marks are registered in the United States and internationally. The term of these registrations is generally ten years, and they are renewable for additional ten-year periods indefinitely, so long as the marks are still in use at the time of renewal. The Company is not aware of any claims of infringement or other challenges to its right to register or use its marks in the United States.

SEASONALITY

           The specialty retail industry is seasonal in nature, with a high proportion of sales and operating income generated in the November and December holiday season. As a result, the Company's operating results are significantly affected by the holiday selling season. Seasonality also affects working capital requirements, cash flow and borrowings as inventories build in September and peak in October in anticipation of the holiday selling season. The Company's dependence on the holiday selling season for sales and income is less than that of many retailers, because of the significant sales and income generated by the warehouse sale events held in February and August.

COMPETITION

           The retail industry, in general, and the specialty retail store business, in particular, are intensely competitive. Generally, the Company's stores are in competition with both specialty stores and department stores in the geographic areas in which they operate. The Company's outlet stores and warehouse sale events also compete with off-price and discount stores. During the last few years, several of the Company's significant vendor resources have entered or expanded their presence in the retail business with their own dedicated stores, which compete directly with the Company's stores (e.g., Giorgio Armani, Prada, Gucci and Helmut Lang). Several department store, specialty store, and vendor store competitors also offer mail order catalog shopping. The Internet is beginning to permit the development of sales venues run by existing competitor stores or by new ventures that will also compete with the Company. Some of the retailers with which the Company competes have substantially greater financial resources than the Company and may have various other competitive advantages over the Company.

           The trend toward vertical integration of designer resources poses additional competitive risk for the Company (e.g., Neiman Marcus' purchase of an interest in the Kate Spade accessories business, LVMH's stable of designer vendors sold through its Duty Free Shops and Galleria stores as well as individual designer boutiques). Competition is strong not only for retail customers, but also for vendor resources. In the Company's luxury retail business, exclusivity of merchandise brands is very valuable, and retail stores compete for exclusive distribution arrangements with key designer vendors.

MERCHANDISING

           In fiscal 1998, the Company's top 10 vendor brands accounted for approximately 23% of total Company sales. The two top vendor brands each accounted for approximately 5% of total Company sales. All of these brands are also sold by competitor retailers in certain markets; nine of the ten vendors also have their own dedicated retail stores. Exclusivity of distribution of designer brands is a valuable resource in the luxury retail business. The Company faces risk to its business if either designer vendors withdraw Barneys from their distribution, or, conversely, if they provide distribution to competitors. Management does not expect that the trend toward vertical integration discussed above or the withdrawal from Barneys of the distribution of certain designer vendors will have a material impact on the operations of the Company. If certain vendors were to withdraw distribution from Barneys, the Company might, in the short term, have difficulty identifying comparable sources of supply. However, management believes that alternative supply sources do exist to fulfill the Company's requirements in the event of such a disruption.

EMPLOYEES

           At January 29, 2000, the Company employed approximately 1400 people. The Company's staffing requirements fluctuate during the year as a result of the seasonality of the retail apparel industry, adding approximately 100 employees during the holiday selling season. Approximately 550 of the Company's employees are represented by unions and the Company believes that overall its relationship with its employees and the unions is good. During its more than fifty-year relationship with unions representing its employees, the Company has never been subjected to a strike.

CAPITAL EXPENDITURES

           The Company's capital expenditure plan is designed to allocate funds to projects that are necessary to support the Company's strategic plan. Under the terms of its $120,000,000 revolving credit facility, capital expenditures were limited to $7,250,000 in fiscal year 1999, $7,500,000 in fiscal year 2000, and $7,750,000 in each of fiscal years 2001 and 2002, subject to certain adjustments. See "FINANCIAL INFORMATION -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CERTAIN TAX MATTERS

FEDERAL AND STATE INCOME TAXES

           Pursuant to the Plan, Holdings acquired 100% of Barneys' stock. Holdings made a Section 338(g) election (the "Election") with respect to the acquisition under applicable provisions of the Internal Revenue Code ("IRC"). The tax effects of making the Election resulted in Barneys and each of its subsidiaries generally being treated, for federal income tax purposes, as having sold its assets at the time the Plan was consummated and thereafter, as a new corporation which purchased the same assets as of the beginning of the following day. As a result, Barneys incurred a gain at the time of the deemed sale in an amount equal to the difference between the fair market value of its assets and its collective tax basis of the assets at the time of the sale.

           The Company used existing net operating loss carryforwards to reduce the gain incurred as a result of this sale. Nevertheless, the Company was subject to alternative minimum tax. As a result of the Election, the Company has recorded an accrual for the alternative minimum tax liability as a "fresh start" adjustment. Furthermore, immediately after the sale, as a result of the IRC
Section 338(g) election, Barneys was stripped of any remaining tax attributes, including any unutilized net operating loss carryforwards and any unutilized tax credits. See Note 10 to Consolidated Financial Statements.

OTHER TAXES


           For the years 1996 through 1999 the Company is subject to various tax audits of Barneys, particularly by New York State. The Company believes that pending audit results, in the aggregate, will not have a material effect on the Company's financial position, results of operations or cash flows.


LIMITED POST - CHAPTER 11 CASE OPERATING HISTORY

           The Company's emergence from Chapter 11 reorganization occurred on January 28, 1999, and consequently the Company's subsequent operating history is limited. Financial statements for future periods will not be comparable to the historical financial statements included herein, for the reasons discussed under "Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

FORWARD LOOKING INFORMATION

           This Registration Statement contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings and cash flows. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: general economic and business conditions, both nationally and in those areas in which the Company operates; demographic changes; prospects for the retail industry; competition; changes in business strategy or development plans; the loss of management and key personnel; the availability of capital to fund the expansion of the Company's business; changes in consumer preferences or fashion trends; adverse weather conditions, particularly during peak selling seasons; and changes in the Company's relationships with designers, vendors and other suppliers.


ITEM 2.    FINANCIAL INFORMATION.

SELECTED HISTORICAL FINANCIAL DATA

           The following table presents selected historical financial data as of and for each of the five fiscal years in the period ended August 1, 1998 and for the six months ended January 30, 1999. The selected historical data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this Registration Statement, including information set forth herein under " -- Management's Discussions and Analysis of Financial Condition and Results of Operations."

           The historical financial data as of and for each of the four fiscal years in the period ended August 1, 1998 and for the six months ended January 30, 1999 are derived from financial statements audited by Ernst & Young LLP, independent auditors. Information for the six months ended January 31, 1998 and for the fiscal year ended July 30, 1994 is derived from management's internal financial statements.

           In conjunction with its emergence from Chapter 11, the Company changed its fiscal year end to the Saturday closest to January 31. Previously, the fiscal year end fell on the Saturday closest to July 31. A January fiscal year end is in line with retail industry practice as it coincides with the end of the fall/holiday season. Unless otherwise specified, all historical information prior to August 2, 1998 reflects the July fiscal year end. The period between August 2, 1998 and January 30, 1999 (the "Fall 1998 Stub Period") represents the six month transition period to the new fiscal year.

                                                                                    PREDECESSOR COMPANY
                                          --------------- -------------------------------------------------------------------------
                             SIX MONTHS      SIX MONTHS                              FISCAL YEARS ENDED (1)
                                ENDED          ENDED
                             JANUARY 30,     JANUARY 28,      AUGUST 1,   AUGUST 2,        AUGUST 3,       JULY 29,       JULY 30,
                               1999 (2)         1998            1998        1997             1996            1995           1994
                           ------------- ---------------- ------------- -------------- --------------- -------------- -------------
INCOME STATEMENT DATA
Net sales (3)               $  181,657    $   183,760      $   342,967  $   361,496      $  366,424      $   338,673   $   291,098
Operating Income (loss)         10,301         10,177            8,061      (15,030)        (29,415)        (106,841)      (66,638)
Net income (loss)              277,576         (4,123)         (19,953)     (94,973)        (71,869)        (120,843)      (78,144)

BALANCE SHEET DATA:
Working capital             $   41,064    $   (20,216)     $   (32,249) $   (19,443)     $   19,596      $  (218,912)  $     8,017
Total assets                   343,954        212,637          217,043      216,246         264,828          247,788       289,957
Long-term debt                 118,533          -               -            -               -                -            183,696

SELECTED OPERATING DATA
Comparable store net sales
   (decrease) increase            1.0%           1.0%             9.3%        -1.0%            4.5%            15.0%        -26.3%
Number of stores
   Full price stores                 7              7                7           10              13               14            15
   Outlet stores                    13             13               13           10               7                3             2
                           ------------- ---------------- ------------- -------------- --------------- -------------- -------------
Total stores                        20             20               20           20              20               17            17


----------
1 Effective January 1999, the Company changed its fiscal year to coincide with the Saturday closest to the end of January.

2 The income statement data presented above reflects the results of operations for the Predecessor Company. The Plan became effective on January 28, 1999 and the results of operations for the Successor Company for the two day period are immaterial and are not shown separately. The balance sheet data presented as of January 30, 1999 is that of the Successor Company.

3 Net sales exclude bulk sales of merchandise to jobbers in order to enhance comparability of data presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

           The Company is a retailer of men's and women's apparel and items for the home. In the late 1980's, the Company and certain of its subsidiaries entered into various transactions and agreements with Isetan or subsidiaries of Isetan, principally related to the building of the three flagship stores and trademark licensing arrangements. Additionally, the Company had entered into various transactions and agreements with affiliate companies and other related parties, primarily engaged in the operation of real estate properties and Barneys New York credit card operations.

           The Company's financial results over the past three years have been impacted as a result of its filing for reorganization under Chapter 11 of the Bankruptcy Code on January 10, 1996 (the "Filing Date") and subsequent emergence from Chapter 11 reorganization on January 28, 1999 (the "Effective Date") pursuant to the Plan.


           The Plan provided generally for the issuance of Holdings stock and cash in settlement of Liabilities subject to compromise. The value of the cash and securities distributed under the Plan was substantially less than the value of the allowed claims on and interests in the Predecessor Company. The estimated percent recovery for the allowed claims approximated 18% and was determined based on the assumed value of shares and warrants issued to the holders of allowed claims. Accordingly, the Predecessor Company recorded an extraordinary gain of $285.9 million related to the discharge of prepetition liabilities. See
Note 2 to the Consolidated Financial Statements for the calculation of the extraordinary gain.


           During the three years of the bankruptcy proceedings, the Company's operating results were principally impacted by the following: continuing efforts to improve the Predecessor Company's profitability, including seven full-price store closings and human resource reductions; the incurrence of the reorganization costs discussed below; the cessation of the accrual of stated interest expense on pre-petition debt; the cessation of the accrual of stated rent expense to Isetan and the Equipment Lessors (see Note 8 to the Consolidated Financial Statements) pursuant to orders of the Bankruptcy Court; and the reduction and substantial elimination of numerous related party transactions as more fully described in Note 11 to the Consolidated Financial Statements.

           The Plan contained various settlements, however, the principal ones impacting the operating results of the Company were the settlements reached with Isetan and the Equipment Lessors. Isetan was determined to be the owner of the three flagship stores, including all leasehold improvements therein and the Company entered into renegotiated license agreements and flagship store leases with them. The result of the Isetan settlement to the financial condition and ongoing operations of the Successor Company (as more fully described in Note 2 to the Consolidated Financial Statements) is as follows:


           1) Reduction in rent expense - Rent expense (cash and non-cash) pursuant to these renegotiated leases will approximate $16.0 million per year. This is approximately $ 7.0 million greater than the expense recorded by the Predecessor Company pursuant to orders of the Court during the bankruptcy and significantly less than the contractual amounts required in the original leases (see Note 8 to the Consolidated Financial Statements);

           2) Elimination of approximately $97.0 million of leasehold improvements ultimately generating reduced depreciation expense;
           3) Receipt of a new stream of minimum royalty payments - the Company entered into new license arrangements with Isetan; 90% of the new minimum royalty was assigned to Isetan with the remainder (approximately $0.2 million in fiscal 1999 (such amount contractually increases over the term of the arrangement)) due the Company; and
           4) Interest expense associated with the $22.5 million Isetan Note will be approximately $2.3 million annually until its repayment.

           Regarding the settlement with the Equipment Lessors, the Company obtained title to the assets previously leased from the Equipment Lessors and in exchange issued to them $35.8 million subordinated notes. During the bankruptcy, pursuant to orders of the Court, the Company made on-account payments to the Equipment Lessors of approximately $0.5 million a month. As a result of this settlement, such expense was eliminated (see Note 8 to the Consolidated Financial Statements). The Successor Company will, however, incur approximately $4.1 million of interest expense associated with the Equipment Lessor Notes and depreciation expense associated with the newly owned assets.


           In addition to the stock, subordinated notes and cash issued as discussed above, concurrent with its emergence from bankruptcy, the Company replaced its debtor in possession credit facility (the "DIP facility"). At the filing date, the Predecessor Company's debt, exclusive of trade and expense payables, approximated $283.7 million. At the filing date, this debt became subject to compromise and the Company entered into a DIP facility. Prior to emergence, there was outstanding under the DIP facility approximately $83 million. Subsequent to the emergence, the Company's long-term debt of $118.5 million consisted of $56.5 million of subordinated notes (the Isetan and Equipment Lessor Notes) and $62.0 million under the new revolving credit facility.

           Until the Effective Date, the Company's primary source of liquidity had been borrowings under various credit facilities as more fully described under Liquidity and Capital. During the bankruptcy, the Company's inability to generate cash from operations were primarily due to significant reorganization costs, the lack of full credit support from the vendor community necessitating prepayments for merchandise and the growth of the private label credit card portfolio. Due to these items, the Predecessor Company had a working capital deficiency up until the emergence from Chapter 11. While the Company is emerging from bankruptcy with a substantially reduced debt as compared to the Predecessor Company at the Filing Date, the Company is emerging with debt in excess of the levels maintained during the bankruptcy.

           As described below and in Note 3 to the Consolidated Financial Statements, the Company adopted fresh start reporting as of January 28, 1999. In adopting fresh start reporting, the Company was required to determine its enterprise value, which represents the fair value of the entity before considering its liabilities. The adoption of fresh start reporting combined with the impact of the provisions of the Plan and the settlements contained therein, significantly impacted the balance sheet of the Successor Company. All assets and liabilities were recorded at their respective fair market values and the balance sheet was further adjusted to reflect the enterprise value of the Successor Company.

           During the bankruptcy, the Company incurred reorganization costs of $13.8 million, in the six months ended January 30, 1999, and $16.0 million, $72.2 million and $29.4 million in fiscal years 1998, 1997 and 1996, respectively. These charges included, over the three year period, approximately $58.9 million in relation to the closing of under-performing stores, $34.9 million in professional fees, for legal, accounting and business advisory services principally provided to the Company and the unsecured creditors committee throughout the bankruptcy proceedings, $18.0 million for payroll and related costs including termination costs and a key employee retention program, and approximately $19.6 million of other reorganization costs.


           On the Effective Date, the Company restructured its capitalization in accordance with the Plan. The application of "fresh start" reporting provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") as of the Effective Date included adjustments to record assets and liabilities at their fair market values. Also on the Effective Date, certain of the settlements contained in the Plan and the value of the cash and securities distributed by the Company in settlement of the claims resulted in an extraordinary gain of $285.9 million. Further, the Company recognized reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value") of $177.8 million. This excess reorganization value will be amortized by the straight-line method over 20 years. For further information concerning the key provisions of the Plan, see Note 2 to the Consolidated Financial Statements.


           In January 1999, the Company entered into a $120,000,000 revolving credit facility (the "Credit Agreement") with Citicorp USA, Inc., General Electric Capital Corporation, BNY Financial Corporation, and National City Commercial Finance, Inc. that matures on January 28, 2003. The proceeds from this facility were used to repay borrowings under the debtor in possession credit agreement with BankBoston N.A., to pay certain claims, to pay professional fees and to provide working capital to the Company as it emerged from its chapter 11 proceeding pursuant to the Plan.

"FRESH-START" REPORTING

           The balance sheet information at January 30, 1999 included under "Selected Historical Financial Information" reflects the Company's Chapter 11 plan of reorganization and the application of the principles of "fresh start" reporting in accordance with the provisions of SOP 90-7. Accordingly, such financial information is not comparable to the Company's historical financial information prior to the Effective Date.

           The reorganization value used as a basis for the "fresh start" reporting was determined to be $285 million. The equity value of the Company as of January 28, 1999 was calculated to be approximately $154.3 million based upon this reorganization value.

           "Fresh start" accounting adjustments have been made to reflect the estimated adjustments necessary to adopt "fresh start" reporting in accordance with SOP 90-7. "Fresh start" reporting requires that the reorganization value of the Company be allocated to its assets in conformity with Accounting Principles Bulletin Opinion No. 16, "Business Combinations," for transactions reported on the basis of the purchase method. Any reorganization value greater than the fair value of specific tangible or identified intangible assets is to be included on the balance sheet as reorganization value in excess of amount allocable to identifiable assets and amortized over time.

OPERATING RESULTS

           Since the Filing Date, the Company has devoted a significant amount of time to analyzing its cost structure to develop cost-reduction initiatives to improve the overall financial condition and operating results of the Company. The Company's present operating results reflect the continued progress made with the cost reduction initiatives implemented since the Filing Date. In the six months ended January 30, 1999, selling, general and administrative expenses declined as a percentage of sales to 40.3% from 42.5% in the comparable period last year. In 1998, the most recent full year of operations, selling, general and administrative expenses as a percent of sales were 43.7%, significantly below the 1996 level of 53.7%. As of January 30, 1999, the Company had closed seven full price stores, opened seven new outlet stores and reduced the Company's headcount by more than 300 as follows: 28 associates in the six months ended January 30, 1999; 137 associates in 1998; 143 associates in 1997; and 37 associates in 1996. The majority of the store closings occurred in July and August of 1997 when the Company closed its full price stores in Texas, Michigan and the original Barneys New York store located on 17th Street in New York.

           The table which follows includes a percentage reconciliation of net sales to earnings before interest, taxes, depreciation and amortization (excluding reorganization costs) ("EBITDA") and also includes net income (loss) as a percentage of sales for the six months ended January 30, 1999 and January 31, 1998, fiscal 1998 (52 weeks), fiscal 1997 (52 weeks), and fiscal 1996 (53 weeks). The Company believes EBITDA is a useful statistic since it eliminates both the cost of the capital structure and non-cash charges (which can vary dramatically by company) from the operating results of the Company. While the table below excludes a reconciliation of EBITDA to net income (loss), the narratives that follow contain a discussion of interest expense, depreciation and amortization, and reorganization costs for the periods presented, as necessary.

                                                           SIX MONTHS     SIX MONTHS
                                                             ENDED           ENDED         FISCAL        FISCAL        FISCAL
                                                            1/30/99         1/31/98         1998          1997          1996
                                                     --------------------------------------------------------------------------
   Net sales                                                 100.0%          100.0%        100.0%        100.0%        100.0%
   Cost of sales                                              52.6            51.1          52.5          54.0          53.9
                                                     --------------------------------------------------------------------------
   Gross profit                                               47.4            48.9          47.5          46.0          46.1

   Selling,   general  and  administrative  expenses
        (including occupancy expenses)                        40.3            42.5          43.7          47.1          53.7
   Other (income) expense, net (1)                            (1.1)           (1.8)         (1.4)         (0.5)         (3.4)
                                                     --------------------------------------------------------------------------

   Earnings  before  Interest,  Taxes,  Depreciation
        and Amortization (EBITDA)                              8.2%            8.2%          5.2%         (0.6)%        (4.2)%
                                                     ==========================================================================
   Net income (loss)(2)                                      152.0%           (2.2)%        (5.8)%       (25.8)%       (19.1)%
                                                     ==========================================================================

(1) Other income (expense) net includes Impairment and special charges (1996), Royalty income (1998, 1997 and 1996), foreign exchange gains (1996) and other income, net in each of the periods presented.


(2) Net income for the six months ended January 30, 1999 includes the effect of an extraordinary gain on discharge of debt of $285.9 million.



SIX MONTHS ENDED JANUARY 30, 1999 COMPARED TO THE SIX MONTHS ENDED JANUARY 31, 1998

           The emergence from Chapter 11 proceedings effective January 28, 1999 as well the implementation of the store closing program announced in 1997 are the primary factors affecting comparability of operating results. The store closings in 1998 were as follows: the 17th Street flagship store in mid-August 1997; the Connecticut full-price store in January 1998; and the Costa Mesa,

California full-price store in July 1998. In the six months ended January 31, 1998, the Company opened new outlet stores in Hawaii, Massachusetts and California.

           In addition to the above, the six months ended January 30, 1999 represented an abbreviated reporting period of the Predecessor Company whereas the six months ended January 31, 1998 coincided with the end of the second quarter of the Predecessor Company. As a result, there are certain "year-end" adjustments in the six months ended January 30, 1999, discussed below, which affect the comparability of operating results with the same periods in fiscal 1998.


           Until its emergence from bankruptcy in January 1999, Barneys was owned by the Pressman Family, certain affiliates of the Pressman Family and certain trusts of which members of the Pressman Family were the beneficiaries. In prior years, the Company had entered into various transactions and agreements with Pressman-family controlled entities, including Preen Realty Inc. ("Preen") and certain of its subsidiaries. Preen and certain of its subsidiaries were shareholders of the Predecessor Company and were primarily engaged in the operation of real estate properties, certain of which were leased to the Company. The type of property leased included store, warehouse and office space. Prior to the Filing Date through the Effective Date, the Company incurred certain normal operating costs, principally personnel costs, on behalf of Preen. This situation arose as both entities shared the same corporate office space and certain employees (including officers) of the Company were providing services to Preen. After the Filing Date, the Company also incurred and paid reorganization costs, including legal, accounting and business advisory services, on behalf of Preen which was also operating as a debtor in possession pursuant to the Bankruptcy Code. While the Company routinely allocated to Preen a share of both the normal operating costs and reorganization costs incurred on its behalf, it was unclear (because of the bankruptcy) whether Preen would have the ability to repay such amounts in the future. Accordingly, at the time of such charges reserves were provided in the operating results of the Predecessor Company. In December 1998, principally in connection with the approval of the Plan and the settlements included therein, collectibility issues of certain amounts due from Preen were resolved. Accordingly, the Company was able to reduce its affiliate receivable reserve by approximately $1.9 million, principally representing cash payments from Preen in satisfaction of a portion of the outstanding receivable balance. This reserve reversal reduced selling, general and administrative expenses and reorganization costs by approximately $0.5 million and $1.4 million, respectively, in the six months ended January 30, 1999.


           Net Sales for the six months ended January 30, 1999 were $182.6 million compared to $183.8 million a year ago, a decrease of 0.7%. This decrease is primarily attributable to the three full price store closings since July 1997. Included in net sales for the six months ended January 31, 1998 is $5.8 million generated from stores closed under the Company's store closing program, completed in July 1998. Comparable store sales increased approximately 1%, principally due to an increase at full-price stores offset by weakness in both the outlet and warehouse sale locations.

           Gross profit on sales decreased 3.7% to $86.6 million for the six months ended January 30, 1999 from $89.9 million for the six months ended January 31, 1998, primarily due to lower revenues as a result of the store closings. As a percentage of net sales, gross profit was 47.4% for the six months ended January 30, 1999 compared to 48.9% in the year ago period. The decrease resulted primarily from increased promotional markdowns in the outlet and warehouse sale locations, markdowns associated with the bulk sale of merchandise to jobbers, and non-recurrence of favorable variances on foreign currency denominated purchases in the year ago period.

           Selling, general and administrative expenses, including occupancy expenses, declined 5.7% in the six month period ended January 30, 1999 to $73.6 million from $78.1 million in the prior year. This decrease was due in part to reductions in personnel and occupancy costs of $1.9 million related to the store closings and corporate headcount reductions as well as continuing improvements from the Company's cost-reduction initiatives.

           In addition to the above, in the six months ended January 30, 1999 "year-end" adjustments were made to certain employee benefit costs. The most significant items impacted were pension expense, which in the six months ended January 30, 1999 was recorded at the actual amount of the contribution as compared to an estimated contribution in the six months ended January 30, 1998 and medical costs. Medical costs were significantly below the prior year due principally to savings from a carrier change, which reduced annual premiums approximately $1.0 million and to an extent, positive trends in this cost. Combined savings in these two areas alone exceeded $1.5 million. These savings were partially offset in the six months ended January 30, 1999 by an approximate $.9 million charge to effectuate the withdrawal from one of the union-sponsored multi-employer pension plans. There was no comparable charge in the six months ended January 30, 1998.

           There was no royalty income in the six months ended January 30, 1999, compared to $1.7 million in the prior year. The six months ended January 31, 1998 includes $1.3 million received by the Company in consideration for terminating a license agreement at the request of the third party licensee, during the year.

           Interest expense decreased 14.7% in the six months ended January 30, 1999 to $4.8 million from $5.6 million a year ago. Higher interest expense associated with the Company's short-term borrowings was offset by a significant reduction in the portion of interest expense associated with the amortization of related bank fees. The fee to extend the Revolving Credit and Guaranty Agreement with BankBoston, N.A. and other lenders party thereto (the "DIP Credit Agreement") to February 1, 1999 from August 1, 1998 was minimal in relation to the original DIP Credit Agreement fees. Average borrowings for the 26 week periods ended January 30, 1999 and January 31, 1998 were $82.0 million and $67.0 million, respectively, and the effective interest rate on the Company's outstanding debt was 10.0% in the six months ended January 30, 1999 compared to 16.5% in the prior year.

           Reorganization costs increased 59.3% to $13.8 million in the six months ended January 30, 1999 from $8.7 million in the year ago period. This increase is mainly attributable to costs triggered in connection with the negotiation and consummation of the Plan as well as higher employee separation costs. Included in these amounts for the respective periods are professional fees of $3.6 million (including $2.4 million for professionals retained by the Plan Investors) and $5.1 million, respectively. Professional fees include legal fees which increased to $3.4 million in the current period from $3.3 million in the year ago period; accounting and tax fees which declined to $(0.3) million in the current period from $0.4 million in the year ago period; and investment advisory fees which declined to $0.6 million in the current period from $1.3 million in the year ago period. In the current year, substantially all of the professional fees discussed above were reduced by settlements reached with the various professional services firms with respect to fees held back but not paid throughout the bankruptcy case and, as discussed above, the cash payment from Preen reimbursing certain reorganization costs. In the case of the accounting and tax fees, the settlement and reimbursement reduced the expenses for the six months ended January 30, 1999 below zero. Additionally, investment advisory fees declined principally due to a reduction in fees negotiated with the firm providing services to the debtors since the firm representing the official committee of unsecured creditors was assuming a larger role in the bankruptcy resolution process. In addition, Reorganization costs include provisions of $1.0 million and $1.3 million for a key employee retention program, other payroll and related costs of $4.3 million and $1.0 million which include separation costs of $3.0 million covering 11 individuals (inclusive of employees of Meridian Ventures, Inc.) and $0.5 million covering 6 individuals, respectively and other miscellaneous costs (including principally administrative costs of the bankruptcy, public relations costs and costs attributed to closed stores) of $4.9 million and $1.3 million. The increase in other miscellaneous costs is principally attributed to the remaining fee due Dickson Concepts of $3.5 million in connection with the termination of the Dickson Concepts proposed purchase agreement.


           The Company recognized a gain of $285.9 million, principally related to settlements pursuant to the Plan and debt discharged in the Company's emergence from Chapter 11 reorganization in January 1999.


FISCAL 1998 COMPARED TO FISCAL 1997

           During 1997, the Company decided to close certain stores and reduce personnel (the "1997 Restructuring Program"). The implementation of the 1997 Restructuring Program announced in 1997 is one of the primary factors affecting comparability of operating results for 1998 and 1997. In July 1997, the Company closed its full-price stores in Texas and Michigan. The store closings in 1998 were as follows: the 17th Street flagship store in mid-August 1997; the Connecticut full-price store in January 1998; and the Costa Mesa, California full-price store in July 1998. Additionally, in the second quarter of 1998, the Company opened new outlet stores in Hawaii, Massachusetts and California.

           Net sales for 1998 were $345.9 million compared to $368.0 million in the prior year, a decrease of 6.0%. This decrease is primarily attributable to the store closings pursuant to the 1997 Restructuring Program offset by comparable store sales growth. Included in net sales for 1997 is $63.7 million generated from stores closed under this program, completed in July 1998. Comparable store sales increased 9.3%, principally due to a double-digit increase at full-price stores, in part, attributable to the Company's success in transitioning shoppers from the 17th Street store to the Madison Avenue store. This increase was partially offset by a double-digit decline at our outlet stores.

           Gross profit on sales decreased 2.9% to $164.2 million in 1998 from $169.2 million in 1997, primarily due to lower revenues as a result of the store closings. As a percentage of net sales, gross profit was 47.5% in 1998 compared to 46.0% in the prior year. The increase resulted primarily from reductions in inventory shortages and favorable variances on foreign currency denominated purchases.

           Selling, general and administrative expenses, including occupance expenses, declined 12.8% in 1998 to $151.2 million from $173.4 million in the prior year. This decrease was primarily due to reductions in personnel and occupancy costs, related to the store closings and corporate headcount reductions as well as continuing improvements under the Company's cost-reduction initiatives.

           Royalty income increased to $1.7 million in 1998 from $0.4 million in 1997. 1998 includes $1.3 million received by the Company in consideration for terminating a license agreement at the request of the third party licensee, during the year.

           Interest expense increased 55.9% in 1998 to $12.0 million from $7.7 million in 1997. This increase resulted from a higher effective interest rate under the Company's DIP Credit Agreement as well as higher average borrowings throughout the year. The effective interest rate on the Company's outstanding debt was 16.6% in 1998 compared to 14.3% in the prior year.

           Depreciation expense decreased 25.2% in 1998 to $9.6 million from $12.9 million in 1997. This decrease resulted from the store closings pursuant to the 1997 Restructuring Program discussed above.

           Reorganization costs declined 77.9% to $16.0 million in 1998 from $72.2 million in the prior year. This decrease is mainly attributable to the non-recurring store closings costs of $50 million incurred in 1997. Included in these amounts for the respective periods are professional fees of $7.4 million and $13.9 million, respectively. Professional fees include legal fees which declined to $4.4 million in the current fiscal year from $9.4 million in the year ago period; accounting and tax fees which declined to $0.9 million in the current fiscal year from $1.1 million in the year ago period; and investment advisory fees which declined to $2.2 million in the current fiscal year from $3.4 million in the year ago period. The decline in legal fees in the current year is related to reduced litigation costs resulting from an attempt by all parties involved to arrive at a consensual plan of reorganization. Investment advisory fees in fiscal 1997 included $1.0 million (approved by the Bankruptcy Court) paid to Dickson Concepts in connection with due diligence procedures performed. In addition, Reorganization costs include provisions of $1.9 million and $2.4 million for a key employee retention program, other payroll and related costs of $2.7 million and $3.2 million, which include separation costs of $1.9 million covering 13 individuals and $2.5 million covering 300 individuals (both store and support), respectively, and other miscellaneous costs (including principally administrative costs of the bankruptcy, public relations costs and costs attributed to closed stores) of $4.0 million and $2.8 million. Other miscellaneous costs in 1997 also include $0.9 million of ancillary administrative costs associated with the litigation referred to above for, among other things, photocopying and translation services. The increase in other miscellaneous costs is principally attributed to a $1.5 million fee payable to Dickson Concepts in connection with the termination of the Dickson Concepts proposed purchase agreement.

FISCAL 1997 COMPARED TO FISCAL 1996

           The Chapter 11 filing on January 10, 1996 is one of the key factors affecting comparability of operating results between 1997 and 1996. As a result of the Chapter 11 filing on January 10, 1996, not only did the Company cease accruing interest on pre-petition debt, but the Company also ceased accruing stated rent expense to Isetan and affiliated companies for the Madison Avenue, Beverly Hills and Chicago stores and to substantially all of its equipment lessors as a result of disputes on the characterization of these obligations. However, in accordance with interim stipulations, Orders of the Court and the DIP Credit Agreement, the Company made "on-account" cash payments to Isetan and the equipment lessors at rates significantly below the contractual obligations. Accordingly, selling, general and administrative expenses from January 11, 1996 forward includes "rent" expense pursuant to the Isetan Payment Agreements and the Equipment Lessor Agreements (collectively the "Payment Agreements") discussed in Note 8 of the Notes to Consolidated Financial Statements. Prior to such date, the Company recorded rent expense based on the terms of the original obligations.

           Additionally, in 1996 through the Filing Date, the Company recognized royalty income of $1.4 million pursuant to the original terms of the licensing agreement with Isetan and a $9.4 million translation gain on a foreign currency denominated debt obligation to Isetan. These amounts were non-recurring in future reporting periods.

           Net sales for 1997 were $368.0 million compared to $374.5 million in 1996, a decrease of 1.7%. 1996 included 53 weeks; therefore, 1996 net sales comparisons are presented on a 52-week basis for comparability. After adjusting for the impact of the 53rd week in 1996, sales increased less than 1% in 1997. The sales increase was primarily attributable to the three new outlet stores opened in Connecticut, Arizona, and New York, as well as overall growth in the outlet stores opened in 1996. This increased revenue in the outlet stores was offset by a comparable store sales decrease of 1%, spread principally between the full-price stores and the warehouse sale events. Exclusive of the restaurant operations in the full-price stores, net sales increased 0.3% or $1.0 million, however there was a significant shift in sales composition with net sales declining $5.4 million at the 17th Street store offset by a $5.1 million increase in net sales at the Madison Avenue store. The sales decrease at the 17th Street store was partially attributed to the migration of business to the newer, larger flagship store on Madison Avenue and to the changing retail landscape in the area surrounding the original flagship store.

           Gross profit on sales decreased 2.1% to $169.2 million in 1997 from $172.8 million in 1996. As a percentage of net sales, gross profit was 46.0% in 1997 compared to 46.1% in 1996. These variances are principally attributed to reduced volume of the restaurant operations, principally in the higher margin businesses associated with the dinner volume and its related alcohol sales. Exclusive of the restaurant operations, gross profit was 46.5% in 1997 compared to 46.6% in 1996.

           Selling, general and administrative expenses, including occupancy expenses, declined 13.8% to $173.4 million in 1997 from $201.2 million in 1996. As a percentage of net sales, selling, general and administrative expenses were 47.1% in 1997 and 53.7% in 1996. This decrease is attributed to the Company's continuing efforts at reducing costs pursuant to its cost reduction initiatives, notably a $6.6 million reduction in personnel costs, $1.2 million in packaging and supply costs, a $1.0 million reduction in advertising and related expenses as well as a $2.0 million reduction in professional fees related to its legal, accounting and financial advisory services. Prior to the Filing Date, the Company incurred significant professional fees which were included in selling, general and administrative expenses. Subsequent to the Filing Date, such expenses are principally included in Reorganization costs. In addition, "rent" expense associated with the Madison Avenue, Beverly Hills and Chicago stores and certain Equipment Leases declined approximately $12.1 million as a result of the Payment Agreements discussed above.

           Interest expense decreased 39.0% to $7.7 million in 1997 from $12.6 million in 1996. At the Filing Date, the Company had $282.0 million of outstanding debt. As a result of the Chapter 11 filings, the Company ceased accruing interest on this pre-petition debt as of January 10, 1996. The Company's average borrowings under the DIP Credit Agreement from the Filing Date to the end of 1996 of approximately $28 million have been substantially below historical borrowing levels translating into reduced interest expense.

           While operating as a debtor in possession, the Company incurred reorganization costs of approximately $72.2 million in 1997 and $29.4 million in 1996. 1997 includes 12 months of reorganization costs whereas 1996 includes such costs from January 11, 1996 through August 3, 1996, or approximately 6.5 months. Included in these amounts for the respective periods are asset write-offs of $38.8 million and $8.4 million, representing the net book value of the leasehold interests and other fixed assets of the stores to be closed at their respective closure dates, lease rejection costs of $15.0 million and $0.6 million, straight-line rent reversal of $(3.8) million and $(0.1) million, professional fees of $13.9 million and $10.0 million, provisions of $2.4 million and $0.6 million for a key employee retention program, other payroll and related costs of $3.2 million and $2.3 million, which include separation costs of $2.5 million covering approximately 300 individuals (both store and support) and $1.8 million covering 37 individuals (both store and support), respectively, and other miscellaneous costs of $2.8 million and $7.7 million, respectively.

           Professional fees referred to above include legal fees which increased to $9.4 million in 1997 from $4.3 million in 1996; accounting and tax fees which declined to $1.1 million in 1997 from $4.8 million in 1996; and investment advisory fees which increased to $3.4 million in 1997 from $.9 million in 1996. The increase in legal fees in the current year is related to a full year of such costs as well as significant litigation costs arising from the lawsuits filed between Barneys and Isetan. The significant decline in accounting and tax fees is principally attributable to a significant reduction in the number of special projects being performed by both the accountants to the debtors and the creditors in 1997. Both firms incurred significant fees in the first six months following the Filing Date assisting the debtors in certain aspects of the business, gathering data and analyzing transactions on behalf of both the Company and the official committee of unsecured creditors. Investment advisory fees increased in 1997 from 1996 as they not only included a full year of expense but also included the expenses of the investment advisory firm to the official committee of unsecured creditors. In addition, 1997 also included $1,000,000 (approved by the Bankruptcy Court) paid to Dickson Concepts, as mentioned above.

           Other miscellaneous costs, referred to above, in 1997 and 1996 included administrative costs of the bankruptcy, public relations costs and costs attributed to closed stores (1997 only). Other miscellaneous costs in 1997 also include $0.9 million of ancillary administrative costs associated with the litigation referred to above for, among other things, photocopying and translation services. Other miscellaneous costs in 1996 include a $7.0 million charge in connection with a purchase put agreement with a subsidiary of an affiliated company.

           The purchase put agreement was entered into in connection with the mortgaging of real property then leased by the Company from Preen. Pursuant to that agreement, the Company, at the election of Preen, could have been required to purchase the real property subject to the mortgage for a purchase price equal to the greater of $7.0 million and the fair market value of the property. Preen's interest in the purchase put agreement was pledged to the institutional mortgagee who subsequently foreclosed on the security interest. As the fair market value of the property was less than $7.0 million, that amount was an allowed general unsecured claim and was settled pursuant to the Plan.

LIQUIDITY AND CAPITAL

LIQUIDITY AND CAPITAL RESOURCES

            Cash Used in Operations and Working Capital. The Company's primary source of liquidity has been borrowings under various credit facilities (see description of the various credit facilities in the following section).

           For the reporting periods below, net cash used in operations was as follows ($ in thousands):

                                               SIX MONTHS      SIX MONTHS        FISCAL          FISCAL         FISCAL
                                                 ENDED           ENDED            YEAR            YEAR           YEAR
                                             JAN. 30, 1999   JAN. 31, 1998        1998            1997           1996
                                             -----------------------------------------------------------------------------
Net income (loss)                              $  277,576      $   (4,123)     $  (19,953)     $  (94,973)     $  (71,869)
Depreciation and amortization                       5,259           7,364          13,433          14,841          14,849
Other non-cash charges                           (290,768)           (115)          1,329          51,977           6,554
Changes in current assets and liabilities         (10,317)         (5,135)         (5,253)          6,897          10,908
                                               ----------      ----------      ----------      ----------      ----------

Net cash used in operating activities             (18,250)         (2,009)        (10,444)        (21,258)        (39,558)
                                             =============================================================================

           The Company's inability to generate cash from operations and, accordingly, its need to provide liquidity through credit facility borrowings were primarily due to: significant reorganization costs incurred during the Chapter 11 case; the lack of full credit support from the vendor community due to the Chapter 11 status, which necessitated significant prepayment of merchandise vendors; and the growth of the Company's private label credit card portfolio, which was financed by the Company's credit facilities.

           Due to the items described above, the Company had a working capital deficiency after the first post Chapter 11 fiscal year end through the emergence from Chapter 11 (January 28, 1999) as follows ($ in thousands):

                                                                                     AT               AT              AT
                                     AT              AT               AT           AUGUST 1,        AUGUST 2,       AUGUST 3,
                                JAN. 30, 1999    JAN. 28, 1999   JAN. 31, 1998       1998            1997             1996
                               --------------- ---------------- --------------- --------------- ---------------- ---------------
Working capital (deficiency)      $41,064         $(40,316)       $(20,216)       $(32,249)        $(19,443)        $19,596
                               =============== ================ =============== =============== ================ ===============

           Working capital (deficiency) for all periods above are net of the amount then outstanding on the credit facilities that existed at the time, except for January 30, 1999, where the amount then outstanding on the credit facility ($62,096,000) is classified as long term. The classifications are based on the terms of the credit facilities that existed at the time.

           For the reporting periods below, net cash provided by financing activities was as follows ($ in thousands):

                                          SIX MONTHS           SIX MONTHS           FISCAL             FISCAL           FISCAL
                                             ENDED               ENDED               YEAR               YEAR             YEAR
                                         JAN. 30, 1999       JAN. 31, 1998           1998               1997             1996
                                         ----------------- ------------------- ----------------- ------------------- --------------
Net cash provided by financing activities   $26,902               $2,175             $11,324           $23,113            $59,934
                                         ================= =================== ================= =================== ==============

           Net cash provided by financing activities for the six months ended January 30, 1999 includes $62,500,000 of proceeds from the equity rights offering pursuant to the Company's Chapter 11 plan of reorganization less cash distributions related thereto.

           Credit Facilities. On January 28, 1999, the Company entered into a four year Credit Agreement with several financial institutions led by Citicorp USA, Inc. The Credit Agreement provides a $120,000,000 revolving credit facility with a $40,000,000 sublimit for the issuance of letters of credit. The proceeds from this facility were used to refinance the debtor-in-possession credit agreement with BankBoston N.A., to pay certain claims pursuant to the Chapter 11 plan of reorganization, to pay professional fees, to fund working capital in the ordinary course of business and for other general corporate purposes not prohibited thereunder. Obligations under the Credit Agreement are secured by a first priority and perfected lien on substantially all unencumbered assets of the Company.

           Revolving credit availability is calculated as a percentage of eligible inventory (including undrawn letters of credit) and Barneys New York credit card receivables plus $20,000,000 (such amount subject to a downward adjustment as defined). Interest rates on the Credit Agreement are either the Base Rate (as defined) plus 1.25% or LIBOR plus 2.25%, subject to adjustment after the first year. The Credit Agreement also provides for a fee of 1.25% to 1.75% per annum on the daily average letter of credit amounts outstanding and a commitment fee of 0.375% on the unused portion of the facility.

           The Credit Agreement contains various financial covenants principally relating to net worth, leverage, earnings and capital expenditures as outlined below. With the exception of the capital expenditures covenant, which is a covenant measured on an annual basis, the remaining covenants discussed herein are required to be measured on a quarterly basis. During the fiscal year ending January 29, 2000, the Credit Agreement covenants do not allow for any material deviation from the Company's business plan for such year. As of January 1, 2000, the Company was in compliance with each of the covenants contained in the Credit Agreement.

           Minimum consolidated net worth. Shall not be less than $140,000,000 through 2000 and $150,000,000 through 2002.

           Leverage ratio. On a consolidated basis, as determined as of the last day of each fiscal quarter for the twelve-month period ending on such day, shall not be greater than 7.0 at January 29, 2000; 4.5 at the end of 2000; 3.5 at the end of 2001; and 3.0 at the end of 2002.

           Minimum consolidated EBITDA. As of the last day of each fiscal quarter for the trailing twelve-month period ending on such day, EBITDA shall not be less than certain minimum amounts, subject to escalation during the fiscal year. The minimum amount at the end of 1999 is $20,000,000; $25,000,000 at the close of 2000; $30,000,000 at the close of 2001; and $35,000,000 at the close of 2002.

           Capital expenditures. The Company's total capital expenditures for 1999 are capped at $7,250,000 with gradual increases throughout the term of the agreement, and are subject to upward adjustment and, if certain conditions are met, may be eligible for carryover to a future period.

           At January 1, 2000, the Company had approximately $35,867,000 of availability under the Credit Agreement, after consideration of $48,000,000 of revolving loans and $18,115,000 of letters of credit outstanding.

           There can be no assurance that the Company can achieve its financial forecasts in Fiscal Year 1999 or beyond. Any material deviations from the Company's forecasts could require the Company to seek alternative sources of financing or to reduce expenditures. There can also be no assurance that alternative financing could be obtained, or if obtained, would be on terms acceptable to the Company.

           During fiscal year 1996 through January 28, 1999, the Company's working capital was provided by various credit facilities in effect during the period. Credit facilities that existed at the time of the Chapter 11 filing (January 10, 1996) were ultimately not repaid in full, but settled as part of the Company's Chapter 11 plan of reorganization. During the Chapter 11 period, the Company entered into two debtor-in-possession credit facilities, the first of which was repaid in full pursuant to a refinancing on July 16, 1997 and the second which was repaid in full pursuant to the Credit Agreement dated January 28, 1999.

           Capital Expenditures. The Company incurred capital expenditures (net of landlord contributions) of $22,777,000 during the three and one-half year period ending January 30, 1999. $14,933,000 represented the cost to refurbish existing stores, $2,065,000 was spent to open outlet stores, administrative facility expenditures were $2,886,000 and $2,893,000 was incurred on management information systems. Significant additional capital expenditures will be required for the Company to upgrade its management information systems.

           Pursuant to Credit Agreement covenants, the Company's total capital expenditures for fiscal year 1999 are capped at $7,250,000. The Company will fund these expenditures through borrowings under the Credit Agreement.


SEASONALITY

           The Company's business is seasonal, with higher sales and earnings occurring in the quarters ending in October and January of each year. These two quarters, which include the holiday selling season, coincide with the Company's fall selling season. Additionally, net sales and cash flow are favorably impacted, in the quarters ending in April and October by the seasonal warehouse sale events in New York and Santa Monica.

           The following table sets forth sales, EBITDA and net income (loss) for the six months ended January 30, 1999 and for fiscal years 1998 and 1997. This quarterly financial data is unaudited but gives effect to all adjustments necessary, in the opinion of management of the Company, to present fairly this information.

                    SIX MONTHS ENDED
                    JANUARY 30, 1999
                     QUARTER ENDING                1998 - QUARTER ENDING                        1997 - QUARTER ENDING
                  -------------------    ----------------------------------------     -----------------------------------------
                  10/31/98    1/30/99    11/1/97    1/31/98    5/2/98      8/1/98     11/2/96     2/1/97      5/3/97     8/2/97
                  --------    -------    -------    -------    ------      ------     -------     ------      ------     ------
Net Sales          $ 91,641   $ 90,974   $ 95,890   $ 87,870   $ 90,277   $ 71,898    $100,733   $ 98,682    $ 90,220    $ 78,377
As % of period          50%        50%        28%        25%        26%        21%         27%        27%         25%         21%
EBITDA             $  7,380   $  7,592   $  7,813   $  7,201   $  3,463   $   (781)   $  2,781   $  3,214    $ (2,952)   $ (5,186)
Net income (loss)        94    277,482     (2,438)    (1,685)    (4,792)   (11,038)     (6,547)   (10,396)    (64,199)    (13,831)
                  =========   ========  =========  =========   ========   ========    ========    =======     =======     =======

INFLATION

           Inflation over the past few years has not had a significant impact on the Company's sales or profitability.

ECONOMIC CLIMATE RISK

           As a luxury goods retailer, the Company is subject to economic risk conditioned upon the general health and stability of the United States economy. A downturn in the stock market could cause the Company's business to soften, especially in the New York area. During September 1998 when the Dow dropped approximately 900 points, the Company's stores in the New York area experienced a sales decrease of 10-26% versus the same period in the prior year.


YEAR 2000

           The Year 2000 ("Y2K") issue relates to the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. The Company's management recognized the need to address the Y2K issue in all internal systems and applications. A Y2K plan was developed in April 1998 to define all applications requiring system upgrades. Based on the expenses incurred to date and management's current estimates, the costs of Y2K remediation, including both system and software application modifications, which have been and will be expensed as incurred as appropriate, have not been and are not expected to be material to the results of operations or the financial position of the Company. The Company incurred approximately $300,000 of costs related to Y2K, of which approximately $175,000 has been expensed with the remainder capitalized. The Company anticipates that minimal additional Y2K-related expenses will be incurred during the coming year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK ASSESSMENT

           Market risks relating to the Company's operations result primarily from changes in interest rates and foreign exchange rates. To address some of these risks the Company enters into various hedging transactions as described below. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

FOREIGN CURRENCY RISK

           The Company periodically enters into foreign exchange forward contracts and option contracts to hedge some of its foreign exchange exposure. The Company's objective in managing the exposure to changes in foreign currency exchange is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates, primarily in Western Europe, associated with purchases denominated in foreign currency. The principal currencies hedged are the Italian lira, German mark, British pound, and the French franc. A uniform 10% weakening as of August 1, 1998 in the value of the dollar relative to the currencies in which the purchases are denominated would have resulted in a $3.8 million decrease in gross profit for the twenty-six week period ending January 30, 1999. Comparatively, the result of a uniform 10% weakening as of July 30, 1997 in the value of the dollar relative to the currencies in which the purchases are denominated would have resulted in a $7.2 million decrease in gross profit for the fiscal year ended July 31, 1998.

           This calculation assumes that each exchange rate would change in the same direction relative to the United States dollar. In addition to the direct effects in exchange rates, which are a changed dollar value of the resulting purchases, changes in exchange rates also affect the volume of purchases or the foreign currency purchase price as competitors prices become more or less attractive.

INTEREST RATE RISK

           The Company's earnings are affected by changes in short-term interest rates as a result of its revolving credit agreement. If short-term interest rates averaged 2% more in the twenty-six week period ended January 30, 1999 than they did in the preceding twenty-six week period, the Company's interest expense would have increased, and income before taxes would decrease by $0.8 million. Comparatively, if short-term interest rates averaged 2% more in fiscal year 1998 than they did in fiscal year 1997, the Company's interest expense would have increased, and loss before taxes would have increased by $2.0 million. In the event of a change of such magnitude, management would likely take actions to mitigate its exposure to the change. However, due to uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

ITEM 3.    PROPERTIES.

           The Company's principal facilities include corporate offices, a central alterations facility, a distribution center and three flagship stores. Prior to the Effective Date, Barneys formed three subsidiaries (each, a "Lease Subsidiary"), each of which acts as lessee and sublessor for one of the flagship stores. On the Effective Date, pursuant to the Plan, (i) the fee interest in the properties on which the New York and the Chicago flagship stores are located, and the leasehold interest in the property on which the Beverly Hills flagship store is located, were transferred to an affiliate of Isetan, (ii) such affiliate, as lessor, entered into amended and restated leases with each of the tenants in each of the properties, and (iii) each of such tenants assigned the leasehold interest in the related property to one of the Lease Subsidiaries, which in turn entered into a sublease with Barneys, in the case of the New York and Beverly Hills stores, and with Barneys America, Inc., a subsidiary of Barneys, in the case of the Chicago store. The lease for the New York store is for a term of twenty years, with four options to renew of ten years each. The lease for the Chicago store is for a term of ten years, with three options to renew of ten years each. The lease for the Beverly Hills store is for a term of twenty years, with three options to renew of ten years each. The leases for the flagship stores are all triple-net leases. In the case of the Beverly Hills flagship store, Barneys is also responsible for the rent payable pursuant to the existing ground lease.

           The Company's corporate offices, central alterations facility, distribution center, warehouse sale locations and its 15 stores are located at the following locations:

           CORPORATE OFFICES                   REGIONAL STORES
           -----------------                   ---------------
           New York, NY                        New York, NY (World Financial
                                               Center)
                                               Manhasset, NY
           CENTRAL ALTERATIONS FACILITY        Chestnut Hill, MA
           ----------------------------        Seattle, WA
           New York, NY

           DISTRIBUTION CENTER                 OUTLET STORES
           -------------------                 -------------
           Lyndhurst, NJ                       Harriman, NY
                                               Worcester, MA*
           FLAGSHIP STORES                     Potomac Mills, VA*
           ---------------                     Cabazon, CA
           New York, NY                        Sunrise, FL*
           Beverly Hills, CA                   Camarillo, CA
           Chicago, IL                         Dawsonville, GA*
                                               Clinton, CT
           WAREHOUSE SALE LOCATION             New River, AZ*
           -----------------------             Riverhead, NY
           New York, NY                        Wrentham, MA
                                               Waikele, HI
                                               Carlsbad, CA

---------------
* Closed subsequent to January 30, 1999

           The Company also leases certain other facilities for its semi-annual warehouse sales. The Company believes that all of its facilities are suitable and adequate for the current and anticipated conduct of its operations. At January 30, 1999, the Company established a financial reserve for the planned closure of certain outlet stores.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

OWNERSHIP OF EXISTING EQUITY SECURITIES

           The following table sets forth information as of April 25, 2000 with respect to the beneficial ownership of shares of Holdings Common Stock and Preferred Stock by (a) each person or group that is known to Holdings to be the beneficial owner of more than 5% of the outstanding shares, (b) each director and named executive officer of Holdings, and (c) all directors and executive officers of Holdings as a group on such date.


                                                          COMMON STOCK
                                                          ------------
NAME AND ADDRESS                                  NUMBER               PERCENT
OF BENEFICIAL OWNER                              OF SHARES            OF CLASS
-------------------                              ---------            --------

Whippoorwill Associates, Inc.,                   5,536,391(1)          40.2%
on behalf of its Discretionary Accounts
11 Martine Avenue
White Plains, New York 10606

Bay Harbour Management L.C.                      5,549,701(2)          40.3%
on behalf of its Managed Accounts
885 Third Avenue, 34th Floor
New York, New York 10022

Isetan Company Limited                           1,200,785(3)           9.0%
14-1 Shinjuku 3-Chome
Shinjuku-ku, Tokyo
Japan 160-0022

Shelley F. Greenhaus                             5,541,391(4)          40.2%
c/o Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606

John Halpern                                        5,000(5,6)         *

Yasuo Okamoto                                        5,000(5)          *

Allen I. Questrom                                  804,458(7)          5.8%

Carl Spielvogel                                      5,000(5)          *

David A. Strumwasser                             5,541,701(4)          40.2%
c/o Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606

Robert J. Tarr, Jr.                                  5,000(5)          *

                                                          COMMON STOCK
                                                          ------------
NAME AND ADDRESS                                  NUMBER               PERCENT
OF BENEFICIAL OWNER                              OF SHARES            OF CLASS
- -------------------                              ---------            --------

Douglas P. Teitelbaum                            5,554,701(8)          40.3%
c/o Bay Harbour Management L.C.
885 Third Avenue, 34th Floor
New York, New York 10022

Steven A. Van Dyke                               5,554,701(8)          40.3%
c/o Bay Harbour Management L.C.
777 South Harbour Island Blvd.
Tampa, Florida  33602

Shelby S. Werner                                 5,541,391(4)          40.2%
c/o Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606

Judith Collinson                                    -                 -

Thomas Kalenderian                                  -                 -


Michael Tymash(9)                                   -                 -

Directors and Executive Officers                 11,131,092            76.7%
as a Group


-------------------

* Less than 1%.

1 All of such shares are owned by various limited partnerships, a limited liability company, a trust and third party accounts for which Whippoorwill has discretionary authority and acts as general partner or investment manager. Includes an aggregate of 294,230 shares of Holdings Common Stock issuable to Whippoorwill pursuant to its Unsecured Creditors Warrants. In addition, Bay Harbour and Whippoorwill have entered into a stockholders' agreement (the "Stockholders Agreement") with respect to their ownership in, and the voting of the capital stock of, Holdings. The number of shares indicated as being beneficially owned by Whippoorwill (x) does not include the shares of Holdings Common Stock held by Bay Harbour which are the subject of the Stockholders Agreement and with respect to which Whippoorwill disclaims beneficial ownership and (y) includes 402,229 shares of Holdings Common Stock beneficially owned by Allen I. Questrom ("Mr. Questrom") which are the subject of a stockholders agreement dated as of February 1, 2000, pursuant to which Mr. Questrom agreed to vote such shares at the direction of Whippoorwill.

2 All of such shares are owned directly by (i) BHB LLC, of which Bay Harbour is the manager, or (ii) certain of Bay Harbour's managed accounts. Includes an aggregate of 286,549 shares of Holdings Common Stock issuable to Bay Harbour pursuant to its Unsecured Creditors Warrants. In addition, Bay Harbour and Whippoorwill have entered into a stockholders' agreement with respect to their ownership in, and the voting of the capital stock of, Holdings. The number of shares indicated as being beneficially owned by Bay Harbour (x) does not include the shares of Holdings Common Stock held by Whippoorwill which are the subject of the Stockholders Agreement and with respect to which Bay Harbour disclaims beneficial ownership and (y) includes 402,229 shares of Holdings Common Stock beneficially owned by Mr. Questrom which are the subject of a stockholders agreement dated as of February 1, 2000, pursuant to which Mr. Questrom agreed to vote such shares at the direction of Bay Harbour.

3 Includes 287,724 shares of Holdings Common Stock issuable to Isetan upon exercise of the Isetan Warrant.

4 Includes all shares of Holdings Common Stock beneficially owned by Whippoorwill. Mr. Greenhaus is a principal, President and Managing Director, Mr. Strumwasser is a principal, Managing Director and General Counsel, and Ms. Werner is a principal, Vice President and Managing Director, of Whippoorwill. Also includes 2,500 shares of Holdings Common Stock issuable pursuant to options granted to each of Messrs. Greenhaus and Strumwasser and Ms. Werner under the Company's Stock Option Plan for Non-Employee Directors (the "Option Plan").

5 Represents shares of Holdings Common Stock issuable upon exercise of an option granted to non-employee directors under the Option Plan.

6 Halpern, Denny & Company, of which John Halpern is a partner, is a member of BHB LLC. Mr. Halpern disclaims beneficial ownership of any shares of Holdings Common Stock owned by BHB LLC.

7 Represents the vested portion of shares of Common Stock issuable upon exercise of an option granted to Mr. Questrom pursuant to his employment agreement.

8 Includes all shares of Holdings Common Stock beneficially owned by Bay Harbour. Messrs. Teitelbaum and Van Dyke are principals of Bay Harbour. Also includes 5,000 shares of Holdings Common Stock issuable pursuant to options granted to each of Messrs. Teitelbaum and Van Dyke under the Option Plan.

9 Michael Tymash served as Executive Vice President - Stores and Operations through January 18, 2000. He resigned from that position at that time.


           In addition, there are 20,000 shares of Preferred Stock outstanding, all of which were issued on the Effective Date. The shares of Preferred Stock vote on all matters (other than the election of directors) with the Holdings Common Stock, together as a single class. The Barneys Employees Stock Plan Trust owns 15,000 shares (75%) of Preferred Stock, and Harry G. Wagner, an individual, owns 5,000 shares (25%) of Preferred Stock.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS.

           The following table sets forth certain information with respect to the persons who are members of the Board of Directors or executive officers of Holdings. Except as noted below, each director will serve until the next annual meeting of stockholders and until a successor is elected and qualified or until his or her earlier resignation or removal. Except as noted below, the term in office for all officers is one year and until their respective successors have been elected and qualified, unless such officer is removed by the Board of Directors. Except as indicated below, all directors and executive officers have held their positions at Holdings since the Effective Date or shortly thereafter.

Name                                           Age              Position(s) Held
-----                                          ---              ----------------
Shelley F. Greenhaus                           46               Director

John Halpern                                   52               Director

Yasuo Okamoto                                  51               Director

Allen I. Questrom(1)                           59               Director, Chairman of the Board, President and Chief Executive
                                                                 Officer

Carl Spielvogel                                70               Director

David A. Strumwasser                           48               Director

Robert J. Tarr, Jr.                            56               Director, Vice Chairman of the Board

Douglas P. Teitelbaum                          34               Director

Steven A. Van Dyke                             40               Director

Shelby S. Werner                               54               Director

Judy Collinson                                 48               Executive Vice President - Women's Merchandising

Tom Kalenderian                                42               Executive Vice President - Men's Merchandising

Marc H. Perlowitz                              45               Executive Vice President - General Counsel and Human Resources
                                                                and Secretary

Karl Hermanns(2)                               35               Executive Vice President -Operations

Michael Celestino(2)                           44               Executive Vice President - Stores and Operations


- --------------------------------

(1) Allen I. Questrom became Chairman of the Board, President and Chief
Executive Officer effective May 5, 1999.

(2) Karl Hermanns and Michael Celestino were appointed to their positions in February 2000.



                                       28

Steven Feldman(3)                              36               Executive Vice President and Chief Financial Officer

David New(4)                                   43               Executive Vice President - Creative Services

Vincent Phelan                                 34               Senior Vice President and Treasurer


           Set forth below are the names, positions and business backgrounds of all of the directors and executive officers of Holdings.

           Shelley F. Greenhaus is a principal of Whippoorwill Associates, Inc., an investment management firm ("Whippoorwill"), and has served as President and Managing Director of Whippoorwill since 1990. From January 1983 through August 1990, Mr. Greenhaus was a Vice President and Portfolio Manager (Distressed Securities) at Oppenheimer & Co., Inc. Prior to that, from September 1981 to January 1983, Mr. Greenhaus was a Financial Analyst at W.R. Family Associates and from July 1978 through September 1981, he was a Financial Analyst at Loeb Rhodes, Hornblower & Co. (Risk Arbitrage and Distressed Securities). Mr. Greenhaus is a director of Marvel Enterprises, Inc., an entertainment based marketing and licensing company.

           John Halpern is a partner of Halpern, Denny & Company, a private equity investment firm. Prior to that, Mr. Halpern was a founder of Bain & Company, the international consulting firm and served as its Vice Chairman until 1990. Mr. Halpern serves on the Board of Directors of certain privately held companies.

           Yasuo Okamoto is a member of the law firm of Hughes, Hubbard & Reed LLP. Prior to joining Hughes, Hubbard & Reed LLP, Mr. Okamoto was a partner at Hill, Betts & Nash from 1980-1986. Mr. Okamoto is presently a member of the Boards of Directors of Sanwa International plc and Nikon Americas, Inc. From 1990 to 1997, Mr. Okamoto was a Lecturer at the Boston University School of Law. Mr. Okamoto has been elected to the Board of Directors as a designee of Isetan pursuant to an agreement among Isetan, Bay Harbour, Whippoorwill and the Company. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Certain Business Relationships."

           Allen I. Questrom was named Chairman, President and Chief Executive Officer of Holdings on May 5, 1999, having served on the Board of Directors since January 28, 1999. Mr. Questrom spent most of his 32 year career in retail with Federated Department Stores, Inc. rising from management trainee to become the corporation's youngest Chairman and Chief Executive Officer - first in 1980 of the Rich's division based in Atlanta, in 1984 of the Bullock's division based in Los Angeles and in 1990 of Federated Department Stores, Inc., a position which he held until May 1997. Mr. Questrom also served as President and Chief Executive Officer of the Dallas-based Neiman-Marcus Department Store Group from 1988 until 1990. He also serves as a member of the Board of each of the Whitney Museum of Art in New York, the Interpublic Group of Companies, Inc. and Polo-Ralph Lauren and is on the Board of Trustees of Boston University.

           Carl Spielvogel is the Chairman and Chief Executive Officer of Carl Spielvogel Associates Inc., an investment and international counseling firm. He was the Chairman and Chief Executive Officer of United Auto Group from 1995 to 1998, and the Chairman and Chief Executive Officer of Backer Spielvogel Bates
----------
3 Steven Feldman became Chief Financial Officer as of May 28, 1999.

4 David New was appointed to his position in March 2000.

Worldwide, Inc., an international advertising agency from 1979 to 1995. Prior to his employment at Backer Spielvogel, Mr. Spielvogel was employed by the advertising agency of McCann Erickson. Mr. Spielvogel serves on the Boards of Directors of Radio Free America, Hasbro, Inc., and Data Broadcasting Inc.

           David A. Strumwasser is a principal of Whippoorwill, and has served as Managing Director and General Counsel of Whippoorwill since 1993. From 1984 through 1993, Mr. Strumwasser was a partner and co-head of the Bankruptcy and Reorganization Practice at Berlack, Israels & Liberman LLP. Prior to that, he practiced bankruptcy law at Anderson, Kill & Olick from 1981 to 1984, and at Weil, Gotshal & Manges LLP from 1976 to 1979. From 1979 to 1981, Mr. Strumwasser was an Assistant Vice President at Citicorp Industrial Credit, Inc. He is a director of Metropolis Realty Trust, Inc., a real estate investment trust.

           Robert J. Tarr, Jr. is an independent investor and consultant. He was the President, Chief Executive Officer and Chief Operating Officer of each of Harcourt General Inc. and the Neiman Marcus Group Inc. from November 1991 to January 1997. Prior to that he held a variety of positions with General Cinema Corporation, the predecessor of Harcourt General Inc., including President and Chief Operating Officer since 1984. Mr. Tarr presently serves on the Boards of Directors of John Hancock Mutual Life Insurance Company, Hannaford Bros., Inc., Houghton Mifflin & Co., Inc. and WESCO International Inc.

           Douglas P. Teitelbaum joined Bay Harbour Management L.C., an investment management firm ("Bay Harbour") as a principal in April, 1996. Prior to that time, Mr. Teitelbaum was first a managing director in the High Yield and Distressed Securities Group at Bear Stearns, Inc. and previously a partner at Dabney/Resnick, Inc., a Los Angeles based distressed securities investment boutique. Mr. Teitelbaum serves on the Boards of Directors of EZ Serve/Swifty-Mart Convenience Stores, Inc., EBC Holdings, Inc. and Tops Appliance City, Inc.

           Steven A. Van Dyke joined Bay Harbour (and its predecessor, Tower Investment Group) as a principal in 1986. He is a chartered financial analyst and is a member of both the Financial Analysts Society of Central Florida and the Association for Investment Management and Research. Mr. Van Dyke serves on the Boards of Directors of Buckhead America, EZ Serve/Swifty-Mart Convenience Stores, Inc., EBC Holdings, Inc. and Tops Appliance City, Inc.

           Shelby S. Werner is a principal of Whippoorwill, and has served as a Vice President and Managing Director of Whippoorwill since 1991. Ms. Werner joined Whippoorwill upon its formation after spending 2 years at Progressive Partners, L.P. as a Senior Managing Director and Portfolio Manager. Shelby Werner served on the Board of Directors of Texscan Corporation. She is a Chartered Investment Counselor and a Chartered Financial Analyst.

           Judy Collinson started with Barneys in 1989 as an Accessories Buyer. Prior to her current position, she had been responsible for Accessories and Private Label Collections. She was promoted to Executive Vice President and General Merchandising Manager for all women's merchandising in May 1998. Ms. Collinson is also responsible for women's shoes and cosmetics.

           Tom Kalenderian is head of men's merchandising. He has been at Barneys for 20 years. His responsibilities have increased over time until he was promoted to Executive Vice President/Menswear in July 1997. Mr. Kalenderian is responsible for developing and implementing menswear strategy and manages many of the key vendor relationships for the menswear business.

           Marc H. Perlowitz joined Barneys in September 1985. He was promoted to Executive Vice President, General Counsel and Human Resources of Barneys in October 1997. Mr. Perlowitz' responsibilities include direct responsibility for all legal matters of Barneys and its affiliates. He is responsible for Human Resources which includes compensation, benefits, labor relations, training, recruiting, employee policies and procedures and Company communications. He is also responsible for real estate, facilities and risk management.

           Karl Hermanns has been with Barneys for almost four years, initially responsible for Financial and Strategic Planning. During his tenure, he has assumed other responsibilities and is currently responsible for Merchandise Planning, Marketing, Inventory Control, Distribution, Management Information Systems, Imports and the Company's Central Alterations department. Mr. Hermanns was promoted to Executive Vice President in February 2000. Prior to joining Barneys, Mr. Hermanns spent 10 years with Ernst & Young LLP in their audit and consulting practices.

           Michael Celestino has been with Barneys for eight years and has served in a number of store operations capacities during that period. Mr. Celestino is currently responsible for all store operations including full price stores, outlet stores and the Company's warehouse sales. He was promoted to Executive Vice President in February 2000.

           Steven M. Feldman has been with Barneys since May 1996 when he joined as Controller. He was promoted to Vice President in December 1997 and to Senior Vice President in May 1999. Additionally, in May 1999, Mr. Feldman was appointed as Chief Financial Officer. Prior to joining Barneys, Mr. Feldman was a Senior Manager at Ernst & Young LLP principally serving retail engagements. Mr. Feldman was promoted to Executive Vice President in February 2000.

           David New has been with Barneys since 1992 when he joined as Men's Display Manager of the Seventeenth Street store in New York City. Mr. New's responsibilities have increased over time and in March 2000 he was promoted to Executive Vice President, Creative Services. In that capacity, Mr. New is responsible for Store Design, Display, Advertising and Publicity.

           Vincent Phelan has been with Barneys since August 1995 when he joined as Director of Finance. Prior to joining Barneys, Mr. Phelan was the Deputy Director of Finance at the United States Tennis Association, Inc. in White Plains, NY from January 1993 to July 1995. Mr. Phelan is a certified public accountant and was responsible for reconciling all claims filed in connection with the Chapter 11 filing. Mr. Phelan was promoted to Vice President - Treasurer in January 1999 and Senior Vice President in March 2000. Mr. Phelan is responsible for financial planning, budgeting, cash management, banking relations, and taxes.

           None of the directors or executive officers listed herein is related to any other director or executive officer.

           None of the directors is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, except as set forth above.

ITEM 6.    EXECUTIVE COMPENSATION.

SUMMARY OF COMPENSATION

The following summary compensation table sets forth information concerning compensation during the 12 months ended January 30, 1999, January 30, 1998, and January 30, 1997 for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company during the 12 months ended January 30, 1999.

                                                    ANNUAL COMPENSATION
NAME AND                                            -------------------                  OTHER ANNUAL            ALL OTHER
PRINCIPAL POSITION                          YEAR          SALARY           BONUS          COMPENSATION(1)       COMPENSATION(2)
- ------------------                          ----          ------           -----          ------------          ------------
Thomas C. Shull(3)                          1999           $ 485,000        $ 115,000          $       0             $       0
  President and Chief                       1998             220,000                0                  0                     0
  Executive Officer                         1997                   0                0                  0                     0

Robert Pressman(4)                          1998             834,610                0                  0                23,607
  Co-Chief Executive Officer                1998             848,647           15,000                  0                22,647
                                            1997             752,678                0                  0                21,108

 Eugene Pressman(4)                         1999             807,885           12,684                  0                26,680
  Co-Chief Executive Officer                1998             824,441           15,000             58,924(5)             25,863
                                            1997             724,252                0                  0                23,765

 Shari Gregerman(6)                         1999             484,866          114,113                  0                13,670
                                            1998             452,271          127,840             51,171(7)             13,620
                                            1997             335,863           29,006                  0                12,447


 Michael Tymash(8)                          1999             307,411           87,114                  0                13,310
                                            1998             264,057           73,258                  0                12,448
                                            1997             220,509           42,688                  0                12,356


 Thomas Kalenderian                         1999             343,384           73,256                  0                13,310
                                            1998             295,547           72,373                  0                13,260
                                            1997             223,639           20,707                  0                12,486

 Judith Collinson                           1999             306,612           72,863                  0                12,530
                                            1998             215,204           39,758                  0                11,147
                                            1997             152,224           13,558                  0                 9,572

John Dubel(9)                               1999             518,135          129,488                  0                 8,510
                                            1998             369,550          112,958                  0                 8,330
                                            1997             233,514                0                  0                     0

-----------------

1 Other Annual Compensation includes auto, auto insurance, parking and clothing allowances.

2 All Other Compensation includes imputed life insurance, 401k match payments made by the Company, and contributions by the Company to the Company's Money Purchase Plan (a defined contribution plan).

3 The services of Thomas C. Shull were provided pursuant to an agreement with Meridian, and the amounts are based upon an allocation provided by Meridian to the Company. See "Agreements with Executive Officers -- Meridian Agreement" below. Mr. Shull resigned as director, President and Chief Executive Officer effective May 5, 1999.

4 Robert Pressman and Eugene Pressman each served as Co-Chief Executive Officers of Barneys through May 1998. Both resigned from that position at that time and were replaced by Thomas C. Shull.

5 Other Annual Compensation for Eugene Pressman includes $15,563 for auto and $36,563 for clothing allowances.

6 Ms. Gregerman resigned as of February 5, 1999 and is currently receiving severance in accordance with the Company severance plan. The Company has also entered into an agreement with Ms. Gregerman pursuant to which she receives the aggregate sum of $305,125 over a six month period.

7 Other Annual Compensation for Shari Gregerman includes $23,850 for auto and $20,152 for clothing allowances.

8 Michael Tymash served as Executive Vice President - Stores and Operations through January 18, 2000. He resigned from that position at that time.

9 John Dubel left the Company on January 15, 1999 and his salary includes a $180,000 severance payment made in January 1999 in accordance with the terms of his contract. The Company was also obligated to pay Mr. Dubel additional severance in the aggregate amount of $180,000 commencing in July 1999 subject to mitigation. All amounts due pursuant to Mr. Dubel's contract have been paid.


COMPENSATION OF DIRECTORS

           Each director who is not an employee of the Company is paid $15,000 annually for his or her services as a director, $5,000 annually for each committee of the Board of Directors on which he or she serves, $1,000 for attendance in person at each meeting of the Board of Directors or committee and $500 for participation by telephone. In addition to the foregoing amounts, Robert J. Tarr, Jr. is paid $25,000 annually for serving as Vice Chairman of the Board of Directors and $5,000 annually for serving as Chairman of the Company's Internet Committee. Mr. Tarr also receives $5,000 with respect to each meeting of the Internet Committee in lieu of the per meeting amount set forth above. Nonemployee directors also participate in the Company's Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). Pursuant to the Director Option Plan, each Eligible Director (as defined in the Director Option Plan) is granted an option to purchase 5,000 shares of Common Stock upon their initial appointment to the Board of Directors, exercisable at the fair market value (as determined by the Board of Directors) of Common Stock on the date of grant. The options granted under the Option Plan expire ten years after the date of grant and become exercisable (i) as to one-half of the total number of shares subject to the grant on the date of grant, and (ii) as to the remaining shares subject to the grant on the first anniversary of the date of grant. On the date of the annual stockholders' meeting which takes place after the initial grant, each Eligible Director may, at the discretion of the Board of Directors, be granted an option to purchase additional shares of Holdings Common Stock, provided such grantee is an Eligible Director in office immediately following such annual meeting. On March 11, 1999, each of the non-employee directors was granted an option to purchase 5,000 shares of Holdings Common Stock at an exercise price of $8.68 per share, one-half of which vested on issuance, and one-half of which will vest on March 11, 2000.

AGREEMENTS WITH EXECUTIVE OFFICERS

           Meridian Agreement. Pursuant to an agreement dated as of August 1, 1998, among the Company, Thomas C. Shull and Meridian Ventures, Inc., a venture management firm ("Meridian"), as amended (the "Meridian Agreement"), Meridian received payments from the Company for consulting services provided by Mr. Shull and two additional consultants, Edward Lambert and Paul Jen. Pursuant to the Meridian Agreement, Mr. Shull served as President and Chief Executive Officer until May 5, 1999, and Mr. Lambert served as Chief Financial Officer of Holdings and its affiliates until May 28, 1999. In addition, Paul Jen served as Vice President-Marketing until May 1999. The services provided under the Meridian Agreement consisted of providing the services of these three individuals in such capacities. In consideration of these services, Meridian received a base fee at the rate of $95,000 per month, $9,500 per month to cover Meridian's overhead and other expenses and reimbursement for reasonable out-of-pocket expenses of the three individuals. In addition, Meridian received a $100,000 performance bonus on February 1, 1999, and in consideration of Meridian's efforts during the transition to Successor Company management, Meridian received payments totaling $465,000 covering the period February 1999 through May 1999. Meridian advised the Company that, for the twelve month period ending January 30, 1999, $600,000 of the annual payments made by the Company to Meridian represent the portion of the payments payable under the Meridian Agreement allocated by Meridian to Mr. Shull. The Meridian Agreement terminated on May 31, 1999. Mr. Shull resigned as President and Chief Executive Officer on May 5, 1999, upon the appointment of Allen I. Questrom to those positions. Mr. Lambert resigned as Chief Financial Officer effective May 28, 1999.

           Upon termination of the Meridian Agreement on May 31, 1999, Meridian was entitled to a payment of (i) $104,500 per month for a period of eight months, (ii) $104,500 per month for a period of four additional months, commencing on the first day of the ninth month following termination, subject to mitigation based on any other compensation received for the services of Mr. Shull and the two other consultants during that period and (iii) payment of all earned and accrued vacation pay, not to exceed $85,000. All amounts due to Meridian pursuant to the terms of the Meridian Agreement have been paid by the Company.

           Agreement with Allen Questrom. Pursuant to an agreement between Holdings and Allen I. Questrom effective as of May 5, 1999 and dated February 1, 2000, Mr. Questrom serves as Chairman of the Board of Directors, President and Chief Executive Officer of Holdings through January 31, 2003. Mr. Questrom's base salary for the period May 5, 1999 through January 31, 2000 is $150,000 per month, and for the period February 1, 2000 through January 31, 2003 is $100,000 per month. In addition, for the periods commencing February 1, 2000 Mr. Questrom is entitled to an annual performance bonus of up to 100% of his base salary. Mr. Questrom was granted options to purchase up to 15% of the outstanding shares of Holdings Common Stock, which will vest over the term of his employment. One third of such options are exercisable at a price of $8.68 per share and the balance at $4.34 per share. A portion of the salary and bonus payable to Mr. Questrom up to $3,232,662 will be retained by Holdings to pay for the grant of a portion of such stock options. The stock options have an exercise period of 8 years. Upon a termination of employment by the Company without cause or by Mr. Questrom for good reason, or upon a change of control of Holdings, all stock options which have not yet been granted will be granted and all stock options will fully vest. In addition, a portion of the stock options will vest upon Mr. Questrom's death or disability. Upon a termination of employment by the Company without cause or by Mr. Questrom for good reason, Mr. Questrom will also be entitled, for the remainder of the term of his employment, to a cash payment equal to his base salary and target bonus, and to participate in Holdings' benefit plans. If Mr. Questrom resigns prior to May 22, 2000, he will earn additional compensation of $50,000 per month during the period February 1, 2000 until his date of termination, but he will not be entitled to any other deferred compensation or to earn any bonus during that period, and he will forfeit his stock options.

           Holdings also granted Mr. Questrom certain registration rights with respect to his shares of Holdings Common Stock. Bay Harbour, Whippoorwill and Mr. Questrom have agreed to provide each other certain co-sale rights in connection with any sales of their Holdings Common Stock. Mr. Questrom also agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill.

           Employee Severance Plan. The Company has implemented an employee severance plan (a "ESP") which was adopted shortly after commencement of the reorganization cases. The ESP covers all salaried employees. The severance benefits under the ESP are triggered by either (a) an involuntary termination of employment for any reason other than for cause or (b) a voluntary termination as a result of either (i) a substantial diminution of the employee's responsibilities and duties, or (ii) a substantial reduction in salary, in either case within 12 months of certain events constituting a change in control of Barneys. The amount of severance payable depends on a participant's position and the number of years of service, ranging from one week to one month for each year of service. The severance payments range from a minimum of a two weeks salary to a maximum of 18 months salary. For some employees, severance is subject to mitigation for amounts payable during the severance period from other employment. For a period of two (2) years following the Effective Date, the terms of Barneys' existing ESP will not be terminated or amended by the Company in a manner that is adverse to the employees covered.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


TRANSACTIONS WITH MANAGEMENT AND OTHERS

           Registration Rights Agreement. On the Effective Date, Holdings entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Bay Harbour, Whippoorwill and Isetan, pursuant to which each of Bay Harbour and Whippoorwill are entitled to exercise up to two demand registrations and unlimited short-form demand and piggyback registration rights. In addition, Isetan was granted piggyback registration rights.

CERTAIN BUSINESS RELATIONSHIPS

           Meridian Agreement. See "EXECUTIVE COMPENSATION-- Agreements with Executive Officers."

           Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, Bay Harbour and Whippoorwill received an option to purchase up to an aggregate of 576,122 shares of Holdings Common Stock. On November 12, 1999, each of Bay Harbour and Whippoorwill notified the Company of its intention to exercise the option in full. The closing of the exercise occurred on November 19, 1999. In addition, Bay Harbour and Whippoorwill backstopped the offering of Subscription Rights. See "BUSINESS -- the Reorganization." The Company also agreed to reimburse Bay Harbour and Whippoorwill for reasonable out of pocket expenses incurred by them in connection with the Stock Purchase Agreement and the Plan.

           Isetan. Pursuant to the Plan, the Company entered into various agreements and arrangements with Isetan and certain of its affiliates. See "BUSINESS -- the Reorganization" and "PROPERTIES." In connection with the consummation of the Plan, (x) each of Whippoorwill and Bay Harbour have agreed, for a period of five years from the Effective Date, to vote, or cause to be voted, all shares of Holdings Common Stock held by it in favor of the election of one director designated by Isetan to Holdings' Board of Directors, and (y) Holdings has agreed to cause such designee to be elected to the Board of Directors of Barneys. Yasuo Okamoto is the director designated by Isetan. In addition, Holdings may designate one individual to attend all meetings of Holdings' Board of Directors in a non-voting observer capacity.

           Equipment Lessors. Whippoorwill owns a beneficial interest of approximately 25% of a holder of one of the Equipment Lessors Notes, which note is in an aggregate principal amount of $34,232,500. See "BUSINESS -- The Reorganization."

ITEM 8.    LEGAL PROCEEDINGS.


           Barneys and certain of its subsidiaries commenced proceedings under the Bankruptcy Code on January 10, 1996, and emerged therefrom on January 28, 1999. See "BUSINESS -- The Reorganization." In addition, Holdings and its subsidiaries are involved in various legal proceedings which are routine and incidental to the conduct of their business. Management believes that none of these proceedings, if determined adversely to Holdings or any of its subsidiaries, would have a material adverse effect on the financial condition or results of operations of such entities.

           On or about August, 1996, Barneys commenced an action against Circle Management Ltd. and Giuseppe Luongo for misappropriation of monies, an accounting and avoidance of certain post-petition transfers. The action is pending in the United States Bankruptcy Court for the Southern District of New York. Barneys alleges that Circle Management and Mr. Luongo, operators of the prior restaurant at the Company's Madison Avenue flagship store known as Mad 61, have not paid over monies from the operation of the restaurant which belong to Barneys. Barneys seeks unspecified money damages.

           Defendants have answered the complaint and have asserted counterclaims. The counterclaims allege breach of contract, breach of agency, libel and the making of false and fraudulent statements about the defendants. Defendants allege that Barneys did not reimburse them for the operating expenses of the Mad 61 restaurant and that Barneys made libelous, false and fraudulent statements about the financial condition of defendants. They seek money damages of not less than $1,000,000. While it is not possible to predict with certainty the outcome of this case, it is the opinion of management that this lawsuit will not have a material adverse effect on the Company's operating results, liquidity or consolidated financial statements.

ADMINISTRATIVE CLAIMS

           As a result of the bankruptcy, the Company is subject to various Administrative Claims filed by various claimants throughout the bankruptcy case. In connection with the Plan, the Company was required to establish a Disputed Administrative Claims Cash Reserve ("Cash Reserve") while the Administrative Claims are negotiated and settled. The initial total amount of the Cash Reserve was $4.6 million, of which approximately $2.4 million remains as of January 29, 2000. The Company has reserved in its financial statements the amount it deems will be necessary to settle these claims, however, there can be no assurances that the results of the settlement of these Administrative Claims will be on terms that will not exceed the amount reserved. For further information, reference is made to the Plan, a copy of which is filed as an exhibit to this Registration Statement.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


MARKET INFORMATION

           There is no current public trading market for Holdings Common Stock or the Unsecured Creditors Warrants. An aggregate of 854,458 shares of Holdings Common Stock are issuable upon exercise of outstanding options, and an aggregate of 1,301,094 shares of Holdings Common Stock are issuable upon exercise of outstanding warrants. In addition, the Preferred Stock, under certain circumstances, is convertible into 162,500 shares of Holdings Common Stock. The Company does not presently intend to apply to list the Holdings Common Stock on any national securities exchange or The Nasdaq Stock Market. The Company believes that all of the shares of Holdings Common Stock held by Bay Harbour, Whippoorwill and Isetan could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Resales under Rule 144 are subject to limitations relating to current public information, volume and manner of sales. Pursuant to the Registration Rights Agreement, Holdings has agreed to register under the Securities Act all shares of Holdings Common Stock held by Bay Harbour, Whippoorwill and, pursuant to piggyback registration rights, Isetan. See "Security Ownership of Certain Beneficial Owners and Management," which sets forth the number of shares of Holdings Common Stock owned by each of Bay Harbour, Whippoorwill and Isetan.

HOLDERS

           The number of record holders of Holdings Common Stock as of April 6, 2000 is 987.

DIVIDENDS

           Each share of Holdings Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors and paid by Holdings. The guarantee by Holdings of the Company's new working capital facility prohibits Holdings from declaring dividends on shares of its capital stock, with the exception of dividends payable to the holders of the Preferred Stock. See "DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED -- Preferred Stock." The Company has no present intention to declare dividends on the Holdings Common Stock.

SIGNIFICANT STOCKHOLDERS

           Bay Harbour and Whippoorwill collectively beneficially own approximately 80% of the outstanding shares of the Holdings Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." Accordingly, they may be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of Holdings and, consequently, have an impact upon the value of the Holdings Common Stock. Further, the possibility that either Bay Harbour or Whippoorwill may determine to sell all or a large portion of their shares of Holdings Common Stock in a short period of time may adversely affect the market price of the Holdings Common Stock. In addition, Bay Harbour and Whippoorwill have entered into a stockholders' agreement with respect to their ownership in, and the voting of the capital stock of, Holdings. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

           Allen I. Questrom, Chairman, President and Chief Executive Officer of the Company, beneficially owns 5.8% of Holdings Common Stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.


           Other than the securities referred to below, Holdings did not make any recent sales of unregistered securities.


           Prior to the consummation of the Plan, Subscription Rights were issued to all holders of allowed general unsecured claims (other than members of the Pressman Family and Isetan, each of which were party to separate arrangements described herein, and other than holders of general unsecured claims whose claims were for less than $2,300 and holders of general unsecured claims of greater than $2,300 who elected to receive cash in settlement of their claims) based upon the exemptions provided by Section 1145 of the Bankruptcy Code.


           5,792,469 shares of Holdings Common Stock, the Isetan Warrant, 1,013,514 Unsecured Creditors Warrants (and any exercise thereof) , the Isetan Note and the Equipment Lessors Notes were issued on or about the Effective Date pursuant to the Plan in satisfaction of certain allowed claims against, or interests in, Barneys and its subsidiaries and pursuant to the offering of Subscription Rights. Based upon the exemptions provided by Section 1145 of the Bankruptcy Code (other than as set forth below), Holdings believes that none of such securities is required to be registered under the Securities Act, in connection with their issuance and distribution pursuant to the Plan. In addition, the 6,707,531 shares of Holdings Common Stock issued to Bay Harbour and Whippoorwill on the Effective Date in respect of their backstop of the offering of Subscription Rights, the option granted to them pursuant to the Stock Purchase Agreement and the Preferred Stock were issued in a transaction pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares of Preferred Stock were issued on the Effective Date to the Barneys Employees Stock Plan Trust and to an individual. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." During 1999, 144 shares of Holdings Common Stock were issued upon exercise of Unsecured Creditors Warrants, pursuant to the exemption provided by Section 1145 of the Bankruptcy Code. On November 12, 1999, each of Bay Harbour and Whippoorwill exercised in full the option granted to them pursuant to the Stock Purchase Agreement in a transaction pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


AUTHORIZED CAPITAL STOCK

           Holdings' Certificate of Incorporation (the "Charter") provides that the total number of all classes of stock which Holdings will have authority to issue is 35,000,000 shares, of which 25,000,000 may be Holdings Common Stock and 10,000,000 shares may be preferred stock, having a par value of $0.01 per share. Of such shares, there were outstanding at January 29, 2000, 13,076,266 shares of Holdings Common Stock and 20,000 shares of Preferred Stock. Holdings is prohibited by its Charter from issuing any class or series of non-voting securities.


HOLDINGS COMMON STOCK

           Each share of Holdings Common Stock entitles its holder to one vote. The holders of record of Holdings Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors of Holdings. Each share of Holdings Common Stock is entitled to share ratably in the net worth of Holdings upon dissolution. So long as any shares of Preferred Stock are outstanding, no dividends on Holdings Common Stock may be paid until all accrued and unpaid dividends on the Preferred Stock have been paid.

UNSECURED CREDITORS WARRANTS

           The Unsecured Creditors Warrants are exercisable for up to an aggregate of 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. The Unsecured Creditors Warrants became exercisable on the Effective Date and expire on May 30, 2000.


           The number of shares for which the Unsecured Creditors Warrants are exercisable, and the exercise price of the Unsecured Creditors Warrants, are subject to antidilution adjustment if the number of shares of Holdings Common Stock is increased by a dividend or other share distribution, or by a stock split or other reclassification of shares of Holdings Common Stock. In addition, the exercise price of the Unsecured Creditors Warrants is subject to decrease if Holdings distributes, to all holders of Holdings Common Stock, evidences of its indebtedness, any of its assets (other than cash dividends), or rights to subscribe for shares of Holdings Common Stock expiring more than 45 days after the issuance thereof.

           In the event that Holdings merges or consolidates with another person, the holders of the Unsecured Creditors Warrants will be entitled to receive, in lieu of shares of Holdings Common Stock or other securities issuable upon exercise of the Unsecured Creditors Warrants, the greatest amount of securities, cash or other property to which such holder would have been entitled as a holder of Holdings Common Stock or such other securities.

PREFERRED STOCK

           20,000 shares of Series A Preferred Stock are outstanding. The Preferred Stock has an aggregate liquidation preference of $2,000,000 (the "Liquidation Preference"), plus any accrued and unpaid dividends thereon (whether or not declared). Dividends on the Preferred Stock are cumulative (compounding annually) from the Effective Date and are payable when and as declared by the Board of Directors of Holdings, at the rate of 1% per annum on the Liquidation Preference. No dividends shall be payable on any shares of Holdings Common Stock until all accrued and unpaid dividends on the Preferred Stock have been paid.

           The shares of Preferred Stock are not redeemable prior to the sixth anniversary of the Effective Date. On or after the sixth anniversary of the Effective Date, the Preferred Stock is redeemable at the option of Holdings for cash, in whole or in part, at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon. In addition, Holdings is required to redeem the Preferred Stock in whole on the tenth anniversary of the Effective Date at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon.

           The shares of Preferred Stock are convertible, in whole or in part, at the option of the holders thereof, any time on or after the earlier of the fifth anniversary of the Effective Date and the consummation of a rights offering by Holdings (which offering meets certain conditions), into 162,500 shares of Holdings Common Stock. Any accrued and unpaid dividends on the Preferred Stock will be cancelled upon conversion. Conversion rights will be adjusted to provide antidilution protection for stock splits, stock combinations, mergers or other capital reorganization of Holdings. In addition, upon a sale of Holdings, Holdings' right to redeem the Preferred Stock and the holders' right to convert the Preferred Stock will be accelerated. The Preferred Stock has one vote per share and votes together with the Holdings Common Stock on all matters other than the election of directors.

CERTAIN CORPORATE GOVERNANCE MATTERS

           Except as the Delaware General Corporation Law (the "General Corporation Law"), the Charter or the By-Laws of Holdings (the "By-Laws") may otherwise provide, the holders of a majority of the issued and outstanding shares of the capital stock entitled to vote shall constitute a quorum at a meeting of stockholders for the transaction of any business. The holders of a majority of such shares present may adjourn the meeting until a quorum has been obtained.

           Each stockholder entitled to vote in accordance with the terms of the Charter and By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder. In the election of directors, the vote need not be by written ballot, and a plurality of the votes present at the meeting shall elect. Any other action shall be authorized by a majority of the votes cast except as otherwise required by the General Corporation Law. Except as otherwise required by law or the Charter, action required or permitted to be taken at any meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, by written consent of the holders of shares representing the votes that would be necessary to authorize or take such action at a meeting.

           The Board of Directors is expressly authorized to adopt, amend or repeal the By-laws. The stockholders are expressly authorized to repeal or change By-laws adopted by the Board of Directors, and to adopt new By-laws. The stockholders may prescribe that any By-law made by them shall not be altered, amended or repealed by the Board of Directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


           The Charter provides for the indemnification, to the fullest extent permitted by the General Corporation Law, of all persons who may be indemnified by Holdings under the General Corporation Law, which would include the directors, officers, employees and agents of Holdings. The indemnification provided by the Charter does not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the By-Laws, by agreement, vote of the stockholders or disinterested directors of Holdings or otherwise. The Charter also does not absolve directors of liability for (1) any breach of the directors' duty of loyalty to Holdings or its stockholders, (2) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any matter in respect of which such director shall be liable under
Section 174 of Title 8 of the General Corporation Law or any amendment thereto or successor provision thereto, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstance and expressly sets forth a negligence standard with respect to such liability, or (4) any transaction from which the director derived an improper personal benefit.

           Under Delaware law, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Holdings and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to Holdings.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


           See "Item 15. Financial Statements and Exhibits" and the Consolidated Financial Statements included herewith.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


           None.

ITEM 15. FINANCIAL STATEMENTS, SCHEDULE AND EXHIBITS.


(a)        Financial Statements

                      See Index to Consolidated Financial Statements and Schedules included herewith.

(b)        Financial Statement Schedules

                      See page F-48 for Schedule II - Valuation and Qualifying Accounts and Reserves.

(c)        Exhibits

                     The exhibits listed on the Exhibit Index following the Consolidated Financial Statements hereof are filed herewith in response to this Item.

                     Barneys New York, Inc. and Subsidiaries

                    Audited Consolidated Financial Statements


  Six months ended January 30, 1999 and Fiscal Years ended 1998, 1997 and 1996



                                      INDEX

Report of Independent Auditors............................................ F-1

Audited Consolidated Financial Statements:

Consolidated Balance Sheets as of January 30, 1999, August 1, 1998
      and August 2, 1997.................................................. F-2
Consolidated Statements of Operations for the six months ended
      January 30, 1999, and fiscal years 1998, 1997 and 1996.............. F-3
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
      for the six months ended January 30, 1999, and fiscal years 1998,
      1997 and 1996....................................................... F-4
Consolidated Statements of Cash Flows for the six months ended
      January 30, 1999, and fiscal years 1998, 1997 and 1996.............. F-5
Notes to Consolidated Financial Statements................................ F-6
Schedule II - Valuation and Qualifying Accounts...........................F-48

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Barneys New York, Inc.

We have audited the accompanying consolidated balance sheet of Barneys New York, Inc. and subsidiaries as of January 30, 1999 (Successor Company balance sheet) and of Barney's, Inc. and subsidiaries as of August 1, 1998 and August 2, 1997 (Predecessor Company balance sheets), and the related consolidated statements of operations, cash flows, and changes in stockholder's equity (deficit) for the six months ended January 30, 1999 and each of the three fiscal years in the period ended August 1, 1998. Our audits also included the financial statement schedule listed in the Index at Item 15(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2 to the consolidated financial statements, effective January 28, 1999, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan which was confirmed by the Bankruptcy Court on December 21, 1998. Accordingly, the accompanying January 30, 1999 balance sheet has been prepared in conformity with AICPA Statement of Position 90-7 "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code," for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barneys New York, Inc. and subsidiaries as of January 30, 1999, and of Barney's, Inc. and subsidiaries as of August 1, 1998 and August 2, 1997, and the consolidated results of their operations and their cash flows for the six months ended January 30, 1999 and for each of the three fiscal years in the period ended August 1, 1998 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


As more fully described in Note 1 to the consolidated financial statements, the Company restated Extraordinary item--gain on debt discharge and Net income for the six months ended January 30, 1999 to include settlement amounts between the Predecessor Company and certain of its creditors, previously reflected as reorganization adjustments. Such restatement does not impact the Successor Company Balance Sheet at January 30, 1999.




/s/ Ernst & Young LLP
New York, New York
April 28, 2000

                     BARNEYS NEW YORK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        SUCCESSOR
                                                                         COMPANY                  PREDECESSOR COMPANY
                                                                       JANUARY 30,           AUGUST 1,            AUGUST 2,
                                                                           1999                 1998                1997
                                                                   --------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                          $        6,824       $        3,478       $        5,442
   Restricted cash                                                             5,082                    -                    -
   Receivables, less allowances of $4,356, $4,386 and $5,016                  27,841               22,107               16,583
   Inventories                                                                65,551               68,983               61,234
   Other current assets                                                        6,347                6,502               11,973
                                                                   --------------------------------------------------------------
     Total current assets                                                    111,645              101,070               95,232
Fixed assets at cost, less accumulated depreciation
    and amortization of $0, $38,226 and $32,274                               51,356              114,639              119,151
Excess reorganization value                                                  177,767                    -                    -
Other assets                                                                   3,186                1,334                1,863
                                                                   --------------------------------------------------------------

   Total assets                                                       $      343,954       $      217,043       $      216,246
                                                                   ==============================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) Current liabilities:
   DIP credit agreement                                               $           -        $       75,437       $       64,113
   Accounts payable                                                           15,996               17,324                8,460
   Accrued expenses                                                           54,585               40,558               42,102
                                                                   --------------------------------------------------------------
     Total current liabilities                                                70,581              133,319              114,675

Long-term debt                                                               118,533                    -                    -
Other long-term liabilities                                                        -                4,640                3,603
Liabilities subject to compromise                                                  -              372,272              371,203

Deferred credits                                                                   -              162,446              162,446
Minority interest                                                                  -               12,000               12,000

Commitments and contingencies

Redeemable Preferred Stock --  Aggregate liquidation
  preference $2,000                                                              500                    -                    -

Shareholders' equity (deficit):
Preferred stock-- $100 par value; authorized
  400,000 shares-- issued 327,695 shares                                           -               32,770               32,770
Common stock-- $.01 par value; authorized
  25,000,000 shares-- issued 12,500,000 shares                                   125                    -                    -
Common stock-- $20 par value; authorized
  15,000 shares-- issued 8,560 shares                                              -                  171                  171
Additional paid-in capital                                                   154,215               38,950               38,950
Retained deficit                                                                   -             (539,525)            (519,572)
                                                                   --------------------------------------------------------------
   Total shareholders' equity (deficit)                                      154,340             (467,634)            (447,681)
                                                                   --------------------------------------------------------------

Total liabilities and shareholders' equity (deficit)                  $      343,954       $      217,043       $      216,246
                                                                   ==============================================================

        The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     BARNEYS NEW YORK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               PREDECESSOR COMPANY
                                 (IN THOUSANDS)

                                                                           FOR THE SIX
                                                                          MONTHS ENDED
                                                                           JANUARY 30,       FOR THE FISCAL YEARS
                                                                              1999       1998       1997         1996
                                                                          ---------------------------------------------
Net sales                                                                 $ 182,615   $ 345,935   $ 368,012   $ 374,508
Cost of sales                                                                96,042     181,723     198,818     201,694
                                                                          ---------------------------------------------

      Gross profit                                                           86,573     164,212     169,194     172,814

Expenses:
   Selling, general and administrative (including occupancy
   expense of $11,728, $25,453, $33,235 and $41,737)                         73,634     151,191     173,392     201,184
   Depreciation and amortization                                              4,671       9,635      12,886      13,814
   Impairment and special charges                                              --          --           255       2,184
   Royalty income and foreign exchange gains                                   --        (1,653)       (420)    (11,292)
   Other - net                                                               (2,033)     (3,022)     (1,889)     (3,661)
                                                                          ---------------------------------------------

Income (loss) before interest and financing costs, reorganization costs,
income taxes and extraordinary item                                          10,301       8,061     (15,030)    (29,415)

Interest and financing costs (excludes contractual interest of $11,012,
$22,024, $22,024 and $11,794)                                                 4,758      11,967       7,674      12,575
                                                                          ---------------------------------------------

Income (loss) before reorganization costs, income taxes and
extraordinary item                                                            5,543      (3,906)    (22,704)    (41,990)
Reorganization costs                                                         13,834      15,970      72,207      29,407
                                                                          ---------------------------------------------

   Loss before income taxes and extraordinary item                           (8,291)    (19,876)    (94,911)    (71,397)
Income taxes                                                                     38          77          62         472
                                                                          ---------------------------------------------

   Loss before extraordinary item                                            (8,329)    (19,953)    (94,973)    (71,869)
Extraordinary item - gain on debt discharge, restated (Note 1)              285,905        --          --          --
                                                                          ---------------------------------------------

        Net income (loss), restated (Note 1)                              $ 277,576   $ (19,953) $  (94,973) $  (71,869)
                                                                          =============================================


The accompanying notes to consolidated financial statements are an integral part of these financial statements

                     BARNEYS NEW YORK, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                                 COMMON                  PREFERRED         ADDITIONAL      RETAINED
                                              STOCK ISSUED             STOCK ISSUED         PAID-IN        EARNINGS
                                        -----------------------------------------------
                                           SHARES      AMOUNT       SHARES       AMOUNT      CAPITAL        (DEFICIT)      TOTAL
                                        -------------------------------------------------------------------------------------------

PREDECESSOR COMPANY
Balances at July 29, 1995                      9    $     171        328       $32,770    $  38,950   $    (352,730) $   (280,839)
Net Loss                                                    -                        -            -         (71,869)      (71,869)
                                        -------------------------------------------------------------------------------------------
Balances at August 3, 1996                     9          171        328        32,770       38,950        (424,599)     (352,708)
Net Loss                                                    -                        -            -         (94,973)      (94,973)
                                        -------------------------------------------------------------------------------------------
Balances at August 2, 1997                     9          171        328        32,770       38,950        (519,572)     (447,681)
Net Loss                                                    -                        -            -         (19,953)      (19,953)
                                        -------------------------------------------------------------------------------------------
Balances at August 1, 1998                     9          171        328        32,770       38,950        (539,525)     (467,634)
Net income for the six months ended
   January 30, 1999, restated (Note 1)                      -                        -            -         277,576       277,576
Contribution of capital (Notes 2 and 12)                    -                        -            -          12,000        12,000
Elimination of Predecessor Company
   equity                                     (9)        (171)      (328)      (32,770)     (38,950)        249,949       178,058
Issuance of Successor Company stock
   and warrants                           12,500          125          -             -       154,215              -       154,340
                                        -------------------------------------------------------------------------------------------
SUCCESSOR COMPANY
Balances at January 30, 1999              12,500    $     125          -       $     -     $ 154,215     $        -  $    154,340
                                        ===========================================================================================


The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     BARNEYS NEW YORK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               PREDECESSOR COMPANY
                                 (IN THOUSANDS)

                                                                FOR THE SIX
                                                                MONTHS ENDED
                                                                JANUARY 30,                      FOR THE FISCAL YEARS
                                                                   1999                 1998            1997               1996
                                                             ----------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss), restated (Note 1)                              $  277,576        $  (19,953)    $      (94,973)    $     (71,869)
Adjustments to reconcile net income (loss) to net cash used
    in operating activities:
  Reorganization items:
    Extraordinary gain on debt discharge                            (285,905)                 -                  -                -
    Real estate losses and asset write-offs, net                           -                 29             49,991           12,357
    Write-off of deferred financing costs                                  -                  -                  -            2,897
  Depreciation and amortization                                        4,671              9,635             12,886           13,814
  Amortization of DIP financing costs                                    588              3,798              1,955            1,035
  Deferred rent                                                         (252)              (368)               (39)              21
  Receivables provision                                               (1,888)             1,043              1,324            2,042
  Real estate losses and asset write-offs, net                             -                  4                600            1,037
  Foreign exchange gains and net interest on Isetan Loan                   -                  -                  -          (10,808)
  Other                                                                    -                 92                  -                -
Decrease (increase) in:
  Receivables                                                         (6,759)            (5,316)              (763)         (15,769)
  Inventories                                                          2,032             (7,749)               338           (4,688)
  Other current assets                                                  (622)             1,673             (3,140)          (8,867)
  Long-term assets                                                    (2,723)               529                101             (992)
Increase (decrease) in:
  Accounts payable and accrued expenses                               (4,968)             6,139             10,462           40,232
                                                             ----------------------------------------------------------------------
    Net cash used in operating activities                            (18,250)           (10,444)           (21,258)         (39,558)
                                                             ----------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Fixed asset additions                                                 (2,112)            (3,047)            (5,799)         (13,255)
Restricted cash                                                       (5,082)                 -                  -                -
Contributions from landlords                                               -                203              1,234                -
Net repayments from affiliates                                         1,888                  -                143           (8,379)
                                                             ----------------------------------------------------------------------
    Net cash used in investing activities                             (5,306)            (2,844)            (4,422)         (21,634)
                                                             ----------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of debt                                                     265,383            385,834            128,939           99,000
Repayments of debt                                                  (278,724)          (374,510)          (105,826)         (39,066)
Proceeds from subscription rights offering                            62,607                  -                  -                -
Cash distributions pursuant to the Plan                              (22,364)                 -                  -                -
                                                             ----------------------------------------------------------------------
    Net cash provided by financing activities                         26,902             11,324             23,113           59,934
                                                             ----------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                   3,346             (1,964)            (2,567)          (1,258)
Cash and cash equivalents - beginning of period                        3,478              5,442              8,009            9,267
                                                             ----------------------------------------------------------------------
Cash and cash equivalents - end of period                       $      6,824      $       3,478     $        5,442           $8,009
                                                             ======================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         ORGANIZATION AND BASIS OF PRESENTATION:

           Barneys New York, Inc. ("Holdings") and Subsidiaries (collectively the "Company") is a retailer of men's and women's apparel and accessories and items for the home. The Company operates 20 stores throughout the United States, including its three flagship stores in New York, Beverly Hills and Chicago which are leased from an affiliate of Isetan Co. Ltd. ("Isetan"), a minority stockholder of Holdings. The Company has also entered into licensing arrangements, pursuant to which the Barneys New York trade name is licensed for use in Asia.

           The consolidated financial statements of the Company during the bankruptcy proceedings (the "Predecessor Company financial statements") are presented in accordance with American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Pursuant to guidance provided by SOP 90-7, the Company adopted fresh start reporting as of January 28, 1999 upon its emergence from bankruptcy.

           Under fresh start reporting, a new reporting entity is deemed to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the Effective Date (as defined below). A black line has been drawn to separate the Successor Company's consolidated balance sheet from those of the Predecessor Company to signify that they are different reporting entities and such balance sheets have not been prepared on the same basis. The operating results of the Successor Company for the intervening period from January 28, 1999 to January 30, 1999 were immaterial and therefore included in the operations of the Predecessor Company.

           The Company changed its fiscal year-end to the Saturday closest to January 31 to coincide with its emergence from bankruptcy and to be more comparable with industry practices. Accordingly, the financial statements for the current period are as of and for the six months ended January 30, 1999. References in these financial statements to "1998" and "1996" are for the 52 weeks ended August 1, 1998 and August 3, 1996, respectively. References to "1997" are for the 53 weeks ended August 2, 1997. References in these financial statements to "1999" are for the 52 weeks ending January 29, 2000.

           As used herein, Successor Company refers to Barneys New York, Inc. and subsidiaries from the Effective Date to January 30, 1999 and Predecessor Company refers to Barney's, Inc. and subsidiaries prior to the Effective Date.


           The Company has restated the Predecessor Company statement of operations for the six months ended January 30, 1999 by a reduction of $16,380,000 to the Extraordinary item-gain on debt discharge and the resulting net income. The items constituting the restatement represent certain settlement amounts between the Predecessor Company and its more significant creditors as a result of the Plan. These amounts were previously excluded from the Statement of Operations and instead reflected as reorganization adjustments to the Predecessor Company balance sheet. The re-characterization of these settlement amounts does not impact the Successor Company balance sheet at January 30, 1999.

2.         REORGANIZATION CASE:

(A)        PLAN OF REORGANIZATION -

           On January 10, 1996 (the "Filing Date"), Barney's, Inc. ("Barneys") and certain subsidiaries of Barneys (collectively the "Barneys Debtors") and an affiliate, Preen Realty, Inc. ("Preen") and certain subsidiaries of Preen (collectively the "Preen Debtors") (together the Barneys Debtors and Preen Debtors referred to as the "Debtors") filed voluntary petitions under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Pursuant to an order of the Court, the individual Chapter 11 cases of the Debtors were consolidated for procedural purposes only and were jointly administered by the United States Bankruptcy Court for the Southern District of New York (the "Court"). Subsequent to the Filing Date, the Debtors operated their businesses as debtors in possession subject to the jurisdiction and supervision of the Court.


           Prior to the Filing Date, and to a lesser extent thereafter, the Predecessor Company engaged in numerous transactions with Preen and certain of its subsidiaries. Many of the transactions with Preen are discussed in further detail in Note 11(c). Preen is owned by various trusts established for the benefit of certain Pressman Family members and, prior to the Effective Date, Preen also owned approximately 55% of the outstanding common stock of Barneys. Preen was previously engaged in the ownership and operation of real estate properties, including certain buildings used in connection with the Predecessor Company's retail and back office operations. Additionally, Preen leased commercial and retail space to third parties and operated a parking lot used by Barneys employees.


           In the Chapter 11 cases, substantially all liabilities as of the Filing Date were subject to compromise under a plan of reorganization pursuant to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, the Barneys Debtors assumed or rejected real estate leases, employment contracts, personal property leases, service contracts and other unexpired executory pre-petition contracts, subject to Court approval. Parties affected by the rejections filed claims with the Court in accordance with the reorganization process.

           On January 28, 1999 (the "Effective Date"), the Company emerged from reorganization proceedings (the "Reorganization") under the Bankruptcy Code pursuant to a Second Amended Joint Plan of Reorganization, dated November 13, 1998, as supplemented and as confirmed on December 21, 1998 by the Bankruptcy Court (the "Plan"). Consequently, the Company has applied the reorganization and fresh-start reporting adjustments to the consolidated balance sheet as of January 30, 1999, the closest fiscal month end to the Effective Date.

           The Plan was primarily an equity conversion plan, pursuant to which all of the Allowed Claims against Barneys and certain of its affiliates (including Preen and its affiliates), will be converted into Equity Interests in Holdings. The Plan, which also included the issuance of options and warrants, was premised on three primary settlements among the Debtors and each of Isetan, the Pressman Family and the Equipment Lessors. The result of the settlements was that all litigation among the Debtors, Isetan, the Equipment Lessors and the Pressman Family was settled. The Plan also provided for the infusion of at least $62,500,000 in new equity (see Rights Offering below), which when combined with the new credit facility, enabled the Debtors to exit Chapter 11 with sufficient capital to support the new business plan and provide the necessary liquidity for future operations.

           The official committee of unsecured creditors and the Plan Investors proposed the Plan. The Plan Investors were creditors of the Debtors and held approximately $149,600,000 in claims against the Debtors, representing approximately 47.9% of the estimated $312,500,000 million in Allowed General Unsecured Claims (the "Allowed Claims"). The estimated percent recovery for the Allowed Claims approximated 18% and was determined based on the assumed value of the shares and warrants issued to the holders of Allowed Claims. The Plan Investors would own the majority of the equity interests in Holdings and Isetan, the Pressman Family and the other general unsecured creditors would own the remaining minority equity interests. The percentage of Holdings Common Stock owned by the holders of allowed General Unsecured Claims was dependant on the extent to which such holders participated in the Rights Offering.

           At the Effective Date, the percentage ownership of Holdings was approximately allocated as follows: 69.7% to the Plan Investors; 21.5% to the general unsecured creditors; 7.3% to Isetan and 1.5% to the Pressman Family.

           As indicated above, the Plan was premised on three primary settlements between the Debtors and each of Isetan, the Equipment Lessors and the Pressman Family. A brief summary of those settlements is discussed below and a more detailed discussion is included in (b), (c), and (d) below.

           ISETAN SETTLEMENT - Isetan had asserted numerous claims against the Company totaling approximately $365 million plus undetermined amounts for, among other things, breach of contract, unpaid interest and legal fees, and fraud in the inducement. The totality of these claims, as discussed below, was settled pursuant to the Plan.

           Prior to the Filing Date, as discussed in Note 11(c), the Predecessor Company entered into various agreements with Isetan to, among other things, (i) exploit the "Barneys New York" trademark in the United States and Asia, (ii) expand its United States business through the acquisition of real estate properties and development of major stores in New York, Beverly Hills and Chicago, (iii) establish Barneys America to develop a series of smaller, leased stores in other cities across the United States, (iv) jointly design, develop and produce product, (v) develop the Barneys New York brand and/or other designer wholesale businesses, and (vi) open Barneys New York stores in Japan and throughout the Pacific Rim area. Isetan agreed to contribute up to 95% of the development costs of the three major stores in the United States and to operate the stores in Asia, subject to the terms of various agreements. The Company agreed to contribute (i) its knowledge and skills in the United States specialty retailing business and the application of these skills and knowledge to the acquisition of real estate properties and development of stores both within and outside of the United States, (ii) certain use in Asia of the "Barneys New York" trade name and associated goodwill value, and (iii) the remaining 5% of the development costs of the three major stores. During the Company's bankruptcy proceedings, the Company and certain of its affiliates and Isetan and certain of its affiliates were engaged in litigation as discussed below.

           The Company and Preen commenced a lawsuit on January 11, 1996 against Isetan, Isetan of America Inc., and parties involved in the leasing of its three flagship stores, Newireen Associates (Madison Avenue), Calireen Realty Corp. (Beverly Hills) and Rush Oak Limited Partnership (Chicago). The lawsuit arose out of various transactions involving one or more of the plaintiffs and one or more of the defendants and sought, among other relief: (i) a declaration that certain agreements relating to the Company's Madison Avenue, Beverly Hills and Chicago stores should not be treated as leases and should be recharacterized,
(ii) damages in the approximate amount of $50,000,000 and (iii) restructuring of the relationship between the Company and its affiliates, on one hand, and Isetan and its affiliates on the other, to reflect the true economic interest of the parties and to convert the interests of Isetan and its affiliates into equity. In submitting their answer to the complaint, Isetan asserted certain counterclaims against Barneys, Preen, certain of their respective subsidiaries and Reen Japan Corp., an affiliate, and sought, among other relief, damages against Barneys and Preen in an amount not less than $180,000,000 and a declaration that the above agreements for the Madison Avenue, Beverly Hills and Chicago stores should be considered leases.

           In September 1996, BNY Licensing provided Isetan and Japan Company with notice of the termination of the License Agreement by reason of breaches of such agreement, which termination was to be effective September 23, 1996. BNY Licensing also advised Isetan and Japan Company that they were liable under the License Agreement and Services Agreement for the payments under such agreements (including the present value of the unpaid minimum royalties). As the occurrence of an event of default under the License Agreement constituted an event of default pursuant to the Services Agreement, the Company simultaneously provided Isetan and Japan Company with a notice of termination of the Services Agreement, also to be effective September 23, 1996. Barneys and BNY Licensing also filed a demand for arbitration with the American Arbitration Association, which arbitration was to be held in New York City, pursuant to which proceeding such parties sought an award providing for, among other relief, the following: (i) a declaration that the License Agreement and the Services Agreement have terminated in accordance with their respective terms, (ii) payment by Japan Company and Isetan of the royalties due (including the present value of the minimum royalties) together with damages by reason of the breaches of the License Agreement and the Services Agreement, and (iii) compliance by Japan Company and Isetan with all the "Effect of Termination" provisions contained in the License Agreement and the Services Agreement. The Company and BNY Licensing also commenced litigation on September 19, 1996 against Isetan and Japan Company seeking, among other things, to avoid certain unperfected liens on royalties and fees payable (which were collaterally assigned as security) and to recover from such parties, payments of royalties and fees.


           As discussed below in the Isetan Settlement, the original license agreement and technical services agreement between the Company and Isetan were terminated. Accordingly, the Deferred Credits of $162,446,000 which recognition was, in part, contingent on the payment of amounts due pursuant to these agreements were determined to be no longer collectible and were reversed into income as a component of the extraordinary gain on discharge of debt. See Notes 3 and 11 to the Consolidated Financial Statements for additional discussion.


           The Debtors combined owed prepetition liabilities to Isetan in excess of $260,000,000. Of that total, approximately $51,000,000 was recorded by the Barneys Debtors. On the Effective Date, any and all of the claims of Isetan against the Debtors, the Barneys Affiliates, and Reen Japan (collectively, the "Affiliated Parties") including but not limited to those claims asserted in adversary proceedings were resolved and compromised and Isetan exchanged its claims against and equity interests in the Affiliated Parties pursuant to the following settlements:


           1) All litigation between the Debtors and Isetan was settled and dismissed with prejudice;
           2) Isetan was named sole owner of the real estate encompassing the Flagship Stores and the Company entered into modified long-term leases for such stores;
           3) A cash payment to Isetan of approximately $23,275,000, which included a payment of $3,122,000 on account of deferred rent payments arising after the Filing Date;

           4) Contribution of Isetan's minority interest in Barneys America to Barneys (See Note 12 (d) to the consolidated financial statements);
           5)         Issuance to Isetan of a $22,500,000 subordinated note;
           6) Assignment to Isetan of 90% of the minimum royalty stream arising from the new license agreement;
           7) Issuance to Isetan of 7.3% of the common stock of Holdings; and
           8) Issuance to Isetan of a three-year warrant to purchase 2.25% of the new common stock of Holdings at an aggregate exercise price of $14.68 per share.

           PRESSMAN FAMILY SETTLEMENT - The Pressman Family had asserted claims against the Debtors in excess of $23 million in the aggregate, as well as equity interests in various Debtors.

           Prior to the Effective Date, members of the Pressman Family, entities controlled by the Pressman Family and certain trusts of which members of the Pressman Family were the beneficiaries, owned Barneys.

           The Barneys Debtors had recorded prepetition liabilities to members of the Pressman Family or Pressman controlled entities in excess of $2,500,000. On the Effective Date, any and all of the claims and equity interests of the Pressman Family were resolved and compromised and the Pressman Family, in accordance with the Plan, exchanged their claims against and equity interests in the Debtors for the following consideration:

           1)         1.5% of the stock in Holdings;
           2) A $50,000 cash payment in consideration for the 327,695 shares of preferred stock that was held by the Pressman Family at the Filing Date;
           3) Consulting agreements with Holdings for each of Phyllis, Robert, Eugene and Holly Pressman;
           4) The exchange of mutual general releases by the Pressman Family, the Company and the Plan proponents; and
           5) The dismissal of the Isetan litigation as well as the exchange of general releases by Isetan and the Pressman Family.

           EQUIPMENT LESSORS SETTLEMENT - The Equipment Lessors had asserted in the aggregate over $60 million in secured, unsecured and administrative claims against the Debtors.

           Prior to the Filing Date, the Company had utilized a significant amount of equipment pursuant to arrangements with several equipment-leasing companies. See Note 8 to the Consolidated Financial Statements. The nature of the equipment included furniture and fixtures and certain equipment used in the operations of the business. The majority of this equipment was located in the Flagship stores. The Predecessor Company made monthly payments pursuant to these financing arrangements. On the Effective Date, there were remaining payments due at the contractual rates specified in the agreements, exclusive of the amount to purchase the assets, of approximately $2,800,000.

           On the Effective Date, the Equipment Lessors received cash payments totaling $2,114,000 on account of deferred rent payments arising after the Filing Date, retained the security deposits deposited with them in connection with the related leases and transferred all right, title, and interest in the equipment subject to these leases to the Company. In exchange therefor, the Company issued subordinated promissory notes to such lessors in an aggregate principal amount of $35,789,000.

           The following is a summary of the material provisions of the Plan that became effective on the Effective Date.

           Pursuant to the Plan, Holdings was formed and, on the Effective Date, all of the outstanding capital stock of Barneys was transferred to Holdings by the holders thereof. In addition, prior to the Effective Date, Barneys formed three subsidiaries (two of which, Barneys (CA) Lease Corp. and Barneys (NY) Lease Corp., are direct, wholly-owned subsidiaries of Barneys, and one of which, Barneys America (Chicago) Lease Corp., is a direct, wholly-owned subsidiary of Barneys America, Inc., which is a direct, wholly-owned subsidiary of Barneys and which was in existence since before the Filing Date), each of which acts as a lessee and sublessor for one of the flagship stores. See "PROPERTIES." BNY Licensing Corp. ("BNY Licensing"), a wholly-owned subsidiary of Barneys, is party to certain licensing arrangements. Barneys Asia Co. LLC is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan Company Ltd. ("Isetan"), and was formed prior to the Effective Date pursuant to the Plan. Since the Company has a controlling interest in this affiliated Company, this subsidiary is included in the consolidated financial statements of the Company. See " -- Licensing Arrangements."

(B)        EQUITY -

           Pursuant to the Plan, the following equity was issued:

           Common Stock Issued In Exchange for Claims. The equity in Barneys was exchanged for shares of common stock in a new company created under the Plan, Barneys New York, Inc. ("Holdings Common Stock"), and certain allowed general unsecured claims and claims held by Isetan against Barneys and certain of its affiliates exchanged for, among other things, shares of Holdings Common Stock and warrants (as defined below).

           Rights Offering. Shares of Holdings Common Stock were issued to certain holders of allowed general unsecured claims pursuant to the exercise by them of rights to subscribe for shares of Holdings Common Stock ("Subscription Rights") which were issued in accordance with the Plan and exercised prior to consummation of the Plan. The $62.5 million offering of Subscription Rights was guaranteed by Bay Harbour Management L.C. ("Bay Harbour") and Whippoorwill Associates, Inc. ("Whippoorwill", and, together with Bay Harbour, the "Plan Investors") on behalf of their discretionary and/or managed accounts to the extent the other holders of allowed general unsecured claims did not elect to participate in the offering. Bay Harbour and Whippoorwill agreed to guarantee the offering of Subscription Rights pursuant to the Amended and Restated Stock Purchase Agreement dated as of November 13, 1998 among Barneys, Bay Harbour, Whippoorwill and the Official Committee of Unsecured Creditors of Barneys (the "Stock Purchase Agreement"). Prior to the Effective Date, the Plan Investors were the two largest creditors of Barneys. On the Effective Date, pursuant to the Plan, the Plan Investors became the two largest holders of Holdings Common Stock. The offering of Subscription Rights was made to enable the Company to emerge from bankruptcy with sufficient capital to support its new business plan and provide the necessary liquidity for its future operations. Pursuant to the offering, Subscription Rights to purchase an aggregate of 7,200,461 shares of Holdings Common Stock at a purchase price of $8.68 per share were issued. In order to ensure that the Company received the maximum amount of funds possible pursuant to the offering, the offering was guaranteed by the Plan Investors. In the offering, the Plan Investors purchased an aggregate of 6,707,531 shares of Holdings Common Stock for an aggregate price of approximately $58.2 million and holders of general unsecured claims purchased an aggregate of 492,930 shares of

Holdings Common stock for an aggregate price of approximately $4.4 million, generating combined proceeds from the Rights Offering of $62.6 million.


           Option. Pursuant to the Stock Purchase Agreement, the Plan Investors were granted an option to purchase, at an aggregate exercise price of $5.0 million, a total of 576,122 shares of Holdings Common Stock. Pursuant to the option, each of the Plan Investors has the right to purchase the greater of (i) 288,061 shares of Holdings Common Stock, and (ii) 576,122 shares of Holdings Common Stock, less the number of shares purchased by the other Plan Investor. This option was exercised prior to its expiration date of November 15, 1999. No claims were satisfied through the issuance of these options. These options were issued to the Plan Investors in exchange for their guarantee of the offering of Subscription Rights. The estimated equity value of $153,500,000 determined by Peter J. Solomon Company Limited ("PJSC"), which firm was retained by the official committee of unsecured creditors to determine the reorganization value of Holdings, excluded any value related to these options.


           Isetan Warrant. Isetan was issued a warrant (the "Isetan Warrant") to purchase 287,724 shares of Holdings Common Stock at an exercise price of $14.68 per share. This warrant expires on January 29, 2002. In preparing its analysis of reorganization value, the investment banking firm retained by the creditors committee did not consider the exercise of the Isetan Warrant based upon its considerable exercise premium over the total reorganization value. Accordingly, the Company did not assign a fair market value to this warrant. The Isetan Warrant was issued as part of a settlement reached with Isetan in respect of all of their claims against the Company.


           Unsecured Creditors Warrants. Holders of certain allowed general unsecured claims were issued warrants (the "Unsecured Creditors Warrants") to purchase an aggregate of up to 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. These warrants expire on May 30, 2000. The investment banking firm retained by the creditors committee computed the theoretical value of the Unsecured Creditor Warrants using a variant of a standard computation methodology for the valuation of warrants. Based on (i) an assumed trading price equal to a common equity value for Holdings of approximately $153,500,000; (ii) distribution of 12,500,000 shares of Holdings common stock and (iii) an estimated trading volatility of between 55% and 65% (based on historical trading volatilities of publicly traded companies that are comparable to Holdings), the aggregate value was determined to be in a range from $5,180,000 to $5,550,000 with a midpoint of $5,360,000. The Company utilized the midpoint to value the Unsecured Creditor Warrants. The warrants were issued to all general unsecured creditors in settlement of their allowed claim amounts, other than holders of general unsecured claims whose claims were for less than $2,300 and holders of general unsecured claims of greater than $2,300 who elected to receive cash in settlement of their claims.


           Preferred Stock. Holdings issued 15,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), to the Barneys Employees Stock Plan Trust (the "Trust"), which was established for the benefit of employees of the Company. The shares contributed to the Trust will be issued to existing employees of Barneys as incentive compensation in connection with future services to be rendered to the Company. Since the 15,000 shares issued to the Trust have not been issued to existing employees, they are not considered issued and outstanding. When such shares are issued to the employees, the Company will record compensation expense based on the fair value of the shares at such time. Any difference between the fair value at that time and the ultimate redemption value will be accreted as a dividend over the period up through the date on which they must be redeemed. In addition, Holdings issued

5,000 shares of Preferred Stock for an aggregate purchase price of $500,000 in government securities to Bay Harbour, which it resold to a third party under a prearranged agreement.


           In settlement of the approximately $320,000,000 in general unsecured claims (which excludes the Isetan, Pressman Family, and Equipment Lessors' claims which were settled separately and holders of general unsecured claim holders whose claims were for less than $2,300 and holders of general unsecured claims of greater than $2,300 who elected to receive cash in settlement of their claims), the Company issued 4,198,916 shares of Holdings Common Stock and 1,103,514 warrants to acquire additional shares of Holdings Common Stock at a purchase price of $8.68. The allocation of the shares and warrants was based on the total available shares and warrants divided by the total dollar value of the claims, multiplied by the amount of each individual vendor claim. The Plan Investors, the two largest creditors of Barneys, received approximately 48% of each of the shares and warrants that were issued.


(C)        INDEBTEDNESS -

           Pursuant to the Plan, the following debt securities were issued:

           Isetan. Barneys issued a subordinated promissory note (the "Isetan Note") in the principal amount of $22,500,000 to Isetan. The Isetan Note bears interest at the rate of 10% per annum payable semi-annually, and matures on January 29, 2004. The Isetan Note was issued as part of a settlement reached with Isetan in respect of all of their claims against the Company.

           Equipment Lessors. On the Effective Date, certain lessors of equipment to the Company transferred all right, title and interest in such equipment to the Company. At the Effective Date, these operating leases had remaining payments due at the contractual rates specified in the agreements, of approximately $2,800,000, exclusive of the amount to purchase the Equipment. In exchange therefor, the Company issued subordinated promissory notes (the "Equipment Lessors Notes") to such lessors in an aggregate principal amount of $35,788,865. Such promissory notes bear interest at the rate of 11-1/2% per annum payable semi-annually, mature on January 29, 2004, and are secured by a first priority lien on the equipment that was the subject of each of the respective equipment leases.

(D)        OTHER SETTLEMENTS -

           Pursuant to the Plan, the following occurred:

           Isetan. Barneys paid approximately $23.3 million in cash to Isetan on account of its allowed claims, an affiliate of Isetan became the sole owner of the properties in which the Company's three flagship stores are located and Barneys entered into modifications of the long-term leases (the "New Isetan Leases") for such stores. Additionally, Isetan received outright ownership of the leasehold improvements in the three flagship stores at the Effective Date. Accordingly, the net book value of those leasehold interests approximating $97 million at the Effective Date were eliminated from the Predecessor Company's books.


           Pressman Family. Prior to the Effective Date, Barneys was owned by the Pressman Family, certain affiliates of the Pressman Family and certain trusts of which members of the Pressman Family were the beneficiaries. On the Effective Date, the Pressman Family was issued an aggregate of 1.5% of the outstanding shares of Holdings Common Stock. An aggregate of $50,000 in cash was paid to members of the Pressman Family in partial settlement of claims filed by them against the Company and in partial exchange for equity interests in the Company and certain of its affiliates. In addition, on the Effective Date, Barneys entered into consulting agreements with certain members of the Pressman Family. Pursuant to these agreements, each of which terminates on the first anniversary of the Effective Date, each of Phyllis Pressman, Robert Pressman, Gene Pressman and Holly Pressman have agreed to make himself or herself available to Barneys (up to 60% of full-time for Phyllis Pressman, and 80% of full time for each of Robert, Gene and Holly Pressman) to furnish consulting services to Barneys, its subsidiaries and affiliates with respect to their business and potential business opportunities. The aggregate compensation payable under the consulting agreements ranges from $410,000 to $1,400,000, payable in four equal semi-annual installments, commencing with the Effective Date. The Company entered into these consulting agreements to ensure that each of Phyllis Pressman, Robert Pressman, Gene Pressman and Holly Pressman, each of whom had been part of senior management of Barneys until the Effective Date, would be available to the Company on an as-needed basis from and after the Effective Date. The Company was also required to pay Nanelle Associates, an entity controlled by members of the Pressman Family, in respect of its claims in the bankruptcy case, $400,000, payable in four equal semi-annual installments commencing on the Effective Date. Nanelle held the license agreement for the Kilgour, French & Stanbury brand of apparel sold in the Company's stores and the payment to Nanelle settled approximately $739,000 in claims filed by Nanelle against the Company.


           Licensing. BNY Licensing, a wholly-owned subsidiary of Barneys, is party to licensing arrangements pursuant to which (i) two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name "BARNEYS NEW YORK", each by an affiliate of Isetan, and (ii) Barneys Asia Co. LLC, which is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan (and which was formed in connection with the Reorganization discussed above), has the exclusive right to sublicense the BARNEYS NEW YORK trademark throughout Asia (excluding Japan). In satisfaction of amounts outstanding pursuant to the BNY Licensing Yen loan payable to Isetan, valued at $49,129,000 at the Filing Date, Isetan received an absolute assignment of 90% of the annual minimum royalties pursuant to item (i) above.

           Pursuant to the trademark license agreement between BNY Licensing and Barneys Japan Company ("Barneys Japan") (an affiliate of Isetan), a royalty-bearing, exclusive right and license has been granted to Barneys Japan to operate retail store locations in Japan and a royalty-bearing, non-exclusive right and license to operate a department within a retail store in Singapore, under the trademark and trade names "BARNEYS NEW YORK" (the "Trademark License Agreement"). In addition, Barneys Japan has been granted a license to make, sell and distribute certain products bearing the trademark "BARNEYS NEW YORK" and to use "BARNEYS NEW YORK" as part of its corporate name. The Trademark License Agreement expires on December 31, 2015; however, Barneys Japan may renew the agreement for up to three additional ten year terms provided certain conditions are met. Under the terms of the agreement, Barneys Japan pays BNY Licensing or its assignee a minimum royalty of 2.50% of a minimum net sales figure set forth in the agreement (the "Minimum Royalty") and an additional royalty of 2.50% of net sales in excess of the minimum net sales and sales generated from the expansion of Barneys Japan store base (beyond three stores) and business methods. Pursuant to the terms of the Trademark License Agreement, the Company is entitled to receive a Minimum Royalty over the term of the Trademark License Agreement ranging from 37,700,000 to 61,195,106 Japanese Yen ($325,140 to $527,772 at the January 29, 1999 conversion rate of 115.95 Japanese yen to one

United States dollar) a year. The minimum royalty revenue will be recognized monthly as the license fee accrues.

           Pursuant to the license agreement between BNY Licensing and Barneys Asia Co., BNY Licensing has granted to Barneys Asia, a royalty-free, exclusive right and license to sublicense the right to operate retail store locations and departments with retail stores in Taiwan, Korea, Singapore, Thailand, Malaysia, Hong Kong, Indonesia, India, China and the Philippines, and a non-exclusive right and license to sublicense the same activities in Singapore, under the trademark and trade name "BARNEYS NEW YORK". In addition, Barneys Asia has been granted a license to sublicense the right to make, sell and distribute certain products bearing the trademark "BARNEYS NEW YORK". Further, Barneys Asia has been granted a license to use "BARNEYS NEW YORK" as part of its corporate name. All sublicenses granted by Barneys Asia under this agreement must be royalty-bearing. The Barneys Asia License Agreement expires on December 31, 2015; however, Barneys Asia may renew the agreement for up to three additional ten year terms.

           Intercompany Claims. On the Effective Date, substantially all intercompany claims against the Debtors were either released and cancelled by means of contribution, distribution or otherwise, or were offset against any mutual intercompany claims with any remaining amount released and discharged with no further consideration.

           Administrative Claims. As a result of the bankruptcy, the Company is subject to various Administrative Claims filed by various claimants throughout the bankruptcy case. In connection with the Plan, the Company was required to establish a disputed Administrative Claims Cash Reserve while the Administrative Claims are negotiated and settled. The total amount of the cash reserve was $4,600,000 and is included in restricted cash at January 30, 1999. The Company reserved approximately $2,000,000 in its financial statements which is the amount it believes will be necessary to settle these claims.

           Guarantee of Obligations. Holdings guaranteed the obligations of Barneys and its subsidiaries under the Isetan Note, the Equipment Lessors Notes, the New Isetan Leases and the new Licensing Arrangements.

(E)        EXTRAORDINARY GAIN ON DISCHARGE OF DEBT -


           The value of cash and securities required to be distributed under the Plan was less than the value of the allowed claims on and interests in the Predecessor Company; accordingly, the Predecessor Company recorded an extraordinary gain of $285,905,000 related to the discharge of prepetition liabilities and certain of the settlements pursuant to the Plan in the six months ended January 30, 1999. Payments, distributions associated with the prepetition claims and obligations and provisions for settlements are reflected in the January 30, 1999 balance sheet. The Consolidated Financial Statements at January 30, 1999 give effect to the issuance of all common stock and notes in accordance with the Plan.

           The extraordinary gain recorded by the Predecessor Company was determined as follows:

                                                                                                 (in thousands)
           Liabilities subject to compromise at the effective date                             $       369,747
             Settlements pursuant to the Plan                                                           61,881
             Cash distributions pursuant to the Plan                                                   (22,264)
             Issuance of new debt                                                                      (22,500)
             Assumption of prepetition liabilities                                                      (9,119)
             Value of new common stock ($60,580), subscription rights ($25,900) and
                warrants ($5,360) issued to prepetition creditors                                      (91,840)
                                                                                              ---------------------
                     Extraordinary gain on debt discharge                                      $       285,905
                                                                                              =====================

           Settlements pursuant to the Plan includes the elimination of the $162,446,000 of Deferred Credits; offset by the $97,029,000 write-off of the net book value of the leasehold interests transferred to Isetan; the $871,000 write-off of security deposits retained by the Equipment Lessors and the remaining accrual of $2,665,000 pertaining to the final three payments due the Pressman Family pursuant to their Consulting Agreements.

           Cash distributions pursuant to the Plan includes:

           1)         $20,153,000 paid to Isetan pursuant to its settlement.
                      This amount excludes the $3,122,000 payment for deferred rent which arose after the Filing Date and was recorded as an accrued expense of the Predecessor Company;
           2) $1,156,000 principally paid to banks holding prepetition debt as a result of cash residing in accounts at the related banks which was to be applied against outstanding borrowings at the Filing Date; and
           3) $955,000 paid to members of the Pressman Family principally in connection with their consulting agreements.

           The $60,580,000 of new common stock, exclusive of the value of stock acquired through the Rights Offering, issued to prepetition creditors was allocated (as a percentage of the total shares issued or subscribed to of 12,500,000) as follows:

           1)         the Plan Investors received 16.1% or 2,009,036 shares;
           2) the other unsecured creditors received 17.5% or 2,189,702 shares;
           3)         Isetan received 7.3% or 913,061 shares; and
           4)         the Pressman Family received 1.5% or 187,500 shares.

           The prepetition liabilities of the Predecessor Company assumed by the Successor Company related principally to claims settled pursuant to the Plan and to a reserve for disputed claims pending resolution; such amounts were to be paid (or resolved) after the Effective Date and were related to the following:

           1) Convenience class claims - Represents (a) an allowed general unsecured claim equal to $2,300 or less or (b) an allowed general unsecured claim of a creditor that has irrevocably elected to reduce its claim to $2,300. These claims were settled by the issuance of $0.40 in cash for every $1.00 in claim.

           2) Vendor reclamation claims - Represents claims that arose out of the limited right of a vendor to reclaim goods when the buyer was insolvent upon receipt of the goods, and the vendor was unaware of the insolvency.

           3) Priority Tax Claims - Represents claims that arose from claims of a governmental unit specified in the U.S. Bankruptcy Code (the "Code") relating to; a tax measured by income or gross receipts; a property tax; a tax required to be withheld or collected; an employment tax on a wage, salary or commission; an excise tax; and a customs duty arising out of the importation of merchandise.

           4) Executory Contract Claims - Represents claims arising from a contractual relationship, which contract the debtor assumed at the Effective Date and was, therefore, required to cure any default under the contract.

           5) Priority Non-tax Claims - Represents claims specified pursuant to the Code, which in the case of the Debtors, related to claims filed by the service providers of certain employee benefit plans of the Company.

           In the accompanying Predecessor Company consolidated balance sheets, the principal categories of claims classified as Liabilities subject to compromise are identified below.

                                                AUGUST 1,       AUGUST 2,
                                                  1998            1997
                                                --------        --------
                                                      (in thousands)

Unsecured debt                                  $233,060        $233,084
BNY Licensing Yen loan payable to Isetan          49,129          49,129
Pre-petition accrued interest                      1,467           1,467
Trade and expense payables                        58,124          58,055
Lease rejection claims                            15,638          15,638
Other claims                                      14,854          13,830
                                                --------        --------
     Total                                      $372,272        $371,203
                                                ========        ========

(F)        RESTRUCTURING PROGRAMS -

           As a result of continuing efforts to improve Predecessor Company profitability, during the third quarter of 1997, management of the Predecessor Company approved a plan to close six stores and reduce personnel (the "1997 Restructuring Program"). The store closings and personnel reductions were expected to result in headcount reductions in excess of 300 employees. Sales and operating results (without corporate overhead allocations) respectively relating to the stores closed were $7,954,000 and $(527,000), $63,751,000 and
$(4,300,000), and $69,937,000 and $(3,165,000) for 1998, 1997 and 1996,
respectively. Included in these results are depreciation and amortization charges of $425,000, $3,560,000 and $3,486,000 for 1998, 1997 and 1996,
respectively.

           In 1997, the Predecessor Company recorded $52,510,000 of reorganization costs resulting from the aforementioned decisions. $38,767,000 of the costs represented the unamortized value of the leasehold improvements, furniture, fixtures and equipment attributable to the stores at each of their respective closing dates, net of management's immaterial estimates for proceeds to be received on disposal of certain of these assets or the estimated value of certain assets (notably fixtures) to be re-used in other stores. The Company continued to depreciate the assets through the store-closing date, which coincided with the last day of operations of each of the stores. A majority of this charge related to the unamortized value of leasehold improvements which were abandoned after the stores closed. $15,038,000 of the costs represented the estimated cost of claims (the "lease rejection claims") which could have been filed against the Predecessor Company by the landlords of the stores in connection with rejection of the store leases and $2,519,000 related to employee termination costs covering an estimated 300 employees in both the stores and administrative offices. In accordance with SOP 90-7, prepetition liabilities, including claims that become known after a petition is filed, should be reported on the basis of the expected amount of the allowed claims. When a lease is rejected pursuant to a bankruptcy proceeding, the calculation to determine the value of the lessor's claim against the lessee is governed by, and was calculated in accordance with, the Bankruptcy Code. Accordingly, at the time the decision was made to close the stores, the Company was able to calculate the Lease Rejection Claims, and it believed that an accrual was appropriate in accordance with both FASB Statement No. 5, "Accounting for Contingencies" and SOP 90-7 and included such amount in the charge. Offsetting these costs in 1997 was a $3,814,000 reversal of accrued rent previously recorded to straight-line rent over the lease term. In 1998 and the six months ended January 30, 1999, the Predecessor Company recorded additional employee termination costs of $1,881,000 and $3,139,000, respectively, either as a result of continuing efforts to improve Predecessor Company profitability or to fulfill certain contractual obligations pursuant to employee separations. The employee termination costs in 1998 and the six months ended January 30, 1999 covered 13 individuals and 11 individuals, respectively, all of whom were principally administrative employees.

           Pursuant to the 1997 Restructuring Program, the Predecessor Company closed five regional mall stores, three in July 1997, and one each in January 1998 and July 1998 and the original flagship store on 17th Street in New York City in August 1997. After the closings of the four stores between July and August 1997, and the related charges against the reserve for the disposition of fixed assets, the remaining reserve (exclusive of amounts provided for lease rejection costs) was not significant to the total amount provided in fiscal 1997.

           At the time of the recording of the charge relating to the 1997 Restructuring Program, the Company wrote down the related fixed assets by $38,767,000. A rollforward of the remaining restructuring charges related to this program and any additional charges taken in subsequent periods is provided below.

                                                   Non-Cash
                                                Lease Rejection
                                                    Claims            Severance
                                                    ------            ---------

           BALANCE AUGUST 3, 1996
                Additions                          $    600            $   --
                Payments                             15,038               2,519
                                                       --                  (598)
           BALANCE AUGUST 2, 1997                  --------            --------
                Additions                            15,638               1,921
                Payments                               --                 1,881
                                                       --                (2,614)
           BALANCE AUGUST 1, 1998                  --------            --------
                Additions                            15,638               1,188
                Payments                               --                 3,099
                Adjustments                            --                  (830)
                                                    (15,638)               --
           BALANCE JANUARY 30, 1999                --------            --------
                                                  $   --              $  3,457
                                                   ========            ========

           The Lease rejection claims were treated as general unsecured claims and resolved pursuant to the Plan.

           In the six months ended January 30, 1999, and in each of fiscal 1998, 1997 and 1996, the Predecessor Company reduced its headcount as part of the ongoing reorganization efforts, including the 1997 Restructuring Program, by 28 associates, 137 associates, 143 associates and 37 associates, respectively. As of January 30, 1999, the severance related reserves provided in 1998 and 1997 have been utilized as intended. At January 30, 1999, the Successor Company has a severance reserve of approximately $3.5 million related to future on-going severance commitments for previously terminated employees, which will be substantially utilized by January 29, 2000.

           At January 30, 1999, the Company has recorded a fresh-start adjustment for the closure of certain outlet stores. This adjustment is reflected in the Successor Company balance sheet at January 30, 1999.

3.         FRESH START REPORTING:


           As indicated in Note 1, the Company adopted fresh-start reporting as of January 28, 1999. The use of fresh start reporting is appropriate because holders of the existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company and the reorganization value of the assets of the emerging entity, immediately before the date of confirmation of the Plan, was less than the total of all post-petition liabilities and allowed claims. Prior to the Effective Date, the majority of common shares of the Predecessor Company were owned by the Pressman Family, certain affiliates of the Pressman Family and certain trusts of which members of the Pressman Family were the beneficiaries. On the Effective Date, the Pressman Family was issued an aggregate of 1.5% of the outstanding shares of Holdings Common Stock. After the Effective Date, the majority of Common Shares of Holdings were owned by the Plan Investors. In adopting fresh start reporting, the Company was required to determine its enterprise value, which represents the fair value of the entity before considering its liabilities.

           The official committee of unsecured creditors retained and was advised by PJSC with respect to the value of Holdings. PJSC undertook its valuation analysis for the purpose of determining the value available to distribute to creditors pursuant to the Plan and to analyze the relative recoveries to creditors thereunder. The analysis was based on the financial projections provided by the Predecessor Company's management as well as current market conditions and statistical data. The values were as of an assumed Effective Date of January 30, 1999 and were based upon information available to and analyses undertaken by PJSC in October 1998.


           PJSC used discounted cash flow, comparable publicly traded company multiple and comparable merger and acquisition transaction multiple analyses to arrive at total reorganization value. These valuation techniques reflect the levels at which comparable public companies trade and have been acquired as well as the intrinsic value of future cash flow projections in the Company's business plan. The valuation was also based on a number of additional assumptions, including a successful reorganization of the business and finances in a timely manner, the achievement of the forecasts reflected in the financial projections, the amount of available cash at emergence, the availability of certain tax attributes, the continuation of current market conditions through the Effective Date and the Plan becoming effective.

           In performing their analysis, PJSC used a number of significant assumptions when determining the value of Holdings. For their discounted cash flow analysis, they used a discount range of 16% to 18% and a multiple of 8.0 times trailing twelve months earnings before interest, taxes depreciation and amortization ("EBITDA"). These assumptions led to a range in values between $302,000,000 to $353,000,000.

           For the comparable publicly traded company analysis, PJSC used a range of trailing twelve months EBITDA of 7.7 times to 10.4 times. This was indicative of some of Barneys' competitors during the relevant time period. PJSC then took the multiple and multiplied it by a control premium to factor in the estimated premium that would be required to gain control of a publicly traded company. This premium was estimated at 30%. Using the above premium and the trailing twelve months EBITDA of the Predecessor Company of $25,000,000, the range in values based on comparable company transactions fell between $211,000,000 to $299,000,000.

           The last valuation method employed by PJSC was using comparable merger and acquisition transaction multiple analyses. For this method, PJSC looked at the most recent transactions involving comparable retailers. PJSC used the time frame of July 1996 to July 1998 and analyzed eleven comparable transactions. Based on this review, they came up with a range of multiples from
7.9 times EBITDA to 13.3 times EBITDA. Using the aforementioned $25,000,000 trailing twelve months EBITDA, PJSC determined a range of values for comparable companies from $197,000,000 to $332,000,000.

           Based upon the foregoing assumptions and the three valuation methods, the pro-forma organizational structure, and advice from PJSC, the going concern value for Holdings post-reorganization was determined to be $285,000,000 (the "Total Reorganization Value") as of the Effective Date. This value was the approximate midpoint of values derived from three valuation methods. Based on the established Total Reorganization Value for Holdings, and assumed total debt of approximately $129,500,000 and $2,000,000 in new preferred stock upon emergence, the Plan Investors and the official committee of unsecured creditors employed an assumed common equity value for Holdings of approximately $153,500,000 which was subject to adjustment after giving effect to the exercise of warrants and options. The Total Reorganization Value of the Debtors' business assumed a projected average exit financing facility revolver balance for the 12 months subsequent to the Effective Date equal to $71,200,000 and included cash of $3,500,000 upon emergence.

           The adjustments to reflect the provisions of the Plan and the adoption of fresh start reporting, including the adjustments to record assets and liabilities at their fair market values, have been reflected in the following balance sheet reconciliation as of January 30, 1999 as fresh start adjustments. In addition, the Successor Company's balance sheet was further adjusted to eliminate existing equity and to reflect the aforementioned $285,000,000 Total Reorganization Value, which includes the establishment of $177,767,000 of reorganization value in excess of amounts allocable to net identifiable assets ("Excess Reorganization Value"). In accordance with SOP 90-7, the Company allocated the $285,000,000 reorganization value (or capitalization) as follows: first to the long-term debt issued (outstanding) as discussed below; then to the pre-petition liabilities of the Predecessor Company assumed by the Successor Company or paid on the Effective Date approximating $10,275,000 and the remainder of $154,340,000 was attributed to the new equity of Holdings issued in satisfaction of the remaining unsecured claims of the

Predecessor Company. The Excess Reorganization Value is being amortized using the straight-line method over a 20-year useful life.

           The Successor Company established a 20-year useful life after considering the financial health of the emerging entity, the principal investors, the luxury goods sector of the specialty retail industry, and the strength of the Barneys New York trademark. Additionally, but to a lesser extent, the Successor Company considered the terms of the renegotiated leases with Isetan for the three flagship stores in New York, California and Chicago. The base terms of two of the three leases, including the lease for the Madison Avenue store, is 20 years. If the Successor Company exercises all renewal options, the lease terms could range from a minimum of 40 years to a high of 60 years.


           The reorganization value has been allocated on a preliminary basis to the net assets of the Predecessor Company as part of fresh-start accounting. The Reorganization column on the following page reflects the effects of transactions or settlements arising pursuant to the Plan as Reorganization adjustments. In addition, the Company also recorded fresh-start adjustments. In accordance with SOP 90-7, the Company included in this column the adjustments required to eliminate the Predecessor Company's equity; to record the reported assets and liabilities at their fair market value; to establish certain liabilities pursuant to Accounting Principles Bulletin Opinion 16, "Accounting for Business Combinations" ("APB No. 16"); and to reflect the $285,000,000 Total Reorganization Value.


           Reconciliation of the Predecessor Company balance sheet as of January 30, 1999 to that of the Successor Company showing the adjustments thereto to give effect to the discharge of prepetition debt and fresh-start reporting appears on the following page.


                                                              PREDECESSOR       REORGANI-       FRESH-START      SUCCESSOR
                                                                COMPANY          ZATION         ADJUSTMENTS       COMPANY
                                                               ---------        ---------        ---------       ---------
ASSETS
Cash and restricted cash                                       $  10,192        $   1,714        $    --          $  11,906
Receivables                                                       28,866             --             (1,025)          27,841
Inventories                                                       66,951             --             (1,400)          65,551
Other current assets                                               6,180              500             (333)           6,347
                                                               ---------        ---------        ---------        ---------
     Total current assets                                        112,189            2,214           (2,758)         111,645

Fixed assets                                                     112,080          (61,240)             516           51,356
Excess reorganization value                                         --               --            177,767          177,767
Other assets                                                       2,357              829             --              3,186
                                                               ---------        ---------        ---------        ---------
          Total assets                                         $ 226,626        $ (58,197)       $ 175,525        $ 343,954
                                                               =========        =========        =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Debtor in possession credit agreement                          $  83,389        $ (83,389)       $    --          $    --
Accounts payable                                                  15,996             --               --             15,996
Accrued expenses                                                  48,731              641            5,213           54,585
Subscription Rights offering liability                             4,386           (4,386)            --               --
                                                               ---------        ---------        ---------        ---------
      Total current liabilities                                  152,502          (87,134)           5,213           70,581

Long-term debt                                                      --            120,385           (1,852)         118,533

Other long-term liabilities                                        5,894             --             (5,894)            --
Liabilities subject to compromise                                369,747         (369,747)            --               --
Deferred credits and minority interest                           174,446         (174,446)            --               --
Redeemable Preferred Stock                                          --                500             --                500
Shareholders' equity (deficit)
   Preferred stock                                                32,770             --            (32,770)            --
   Common stock                                                      171              125             (171)             125
   Additional paid-in capital                                     38,950          154,215          (38,950)         154,215
   Accumulated deficit                                          (547,854)         297,905          249,949             --
                                                               ---------        ---------        ---------        ---------
      Total shareholders' equity (deficit)                      (475,963)         452,245          178,058          154,340
                                                               ---------        ---------        ---------        ---------
Total liabilities and shareholders' equity (deficit)           $ 226,626        $ (58,197)       $ 175,525        $ 343,954
                                                               =========        =========        =========        =========


           The balance sheet captions impacted and the nature of the more significant reorganization adjustments are discussed in further detail below:


           Cash and Restricted Cash ("Cash"). The $58,221,000 proceeds from the Rights Offering received from the Plan Investors in January and borrowings pursuant to the Credit Agreement (approximately $62,100,000), combined aggregating $120,321,000, were used to: repay $83,389,000 outstanding under the debtor in possession credit agreement; pay Isetan $23,275,000 (including a $3,122,000 administrative claim payment for unpaid rent, hereinafter referred to as the Isetan Administrative Claim Payment) on account of its allowed claims (the "Isetan Payments"); to establish the restricted cash amount of $5,082,000 (which includes the $4,600,000 administrative claim reserve); pay $2,626,000 for professional fees (the "Professional Fee Payment"); pay $2,114,000 as an allowed administrative claim payment to the Equipment Lessors (the "Equipment Lessors Payment"); pay Dickson Concepts $3,500,000 in connection with the termination of an asset purchase agreement (the "Dickson Payment"); pay $1,600,000 in bank fees in connection with the Credit Agreement (the "Bank Payment"); pay $1,156,000 to holders of certain general unsecured claims; and pay $955,000 to members of the Pressman Family (the "Pressman Family payment") in connection with their consulting agreements. The net amount of the above transactions increased cash and restricted cash by $1,714,000 to $11,906,000. Such amount was then allocated between restricted and non-restricted cash. The primary component of the restricted cash pertains to the Administrative Claim reserve of $4,600,000 as discussed in Note 3 to the Consolidated Financial Statements.

           Other current assets. Other current assets increased as a result of Holdings' issuance of 5,000 shares of preferred stock for an aggregate purchase price of $500,000 in government securities.

           Fixed Assets. The adjustment to fixed assets arose pursuant to the Isetan and Equipment Lessors Settlements. Pursuant to the Isetan settlement, Isetan received outright ownership of the leasehold improvements in the three flagship stores. Accordingly, the Company reduced its fixed assets by $97,029,000. Such amount was included in Settlements pursuant to the Plan in the calculation of the extraordinary gain on discharge of debt as disclosed in Note 2(e) to the Consolidated Financial Statements . Pursuant to the Equipment Lessors settlement, certain lessors of equipment to the Company transferred all right, title and interest in such equipment to the Company. The Company issued the Equipment Lessors Notes in an aggregate principal amount of $35,789,000 with a corresponding increase to fixed assets.

           Other Assets. Other assets increased principally as a result of the Bank Payment discussed above offset by the write-off of $871,000 in long-term security deposits compromised in connection with the Equipment Lessors settlement pursuant to the Plan. The $871,000 was included in Settlements pursuant to the Plan in the calculation of the extraordinary gain on discharge of debt as disclosed in Note 2(e) to the Consolidated Financial Statements.

           Accrued Expenses. Accrued expenses were impacted principally by the disbursement of cash for the Professional Fee Payment ($2,626,000), the administrative claim payments of Isetan and the Equipment Lessors ($5,236,000), and the Dickson Payment ($3,500,000) all of which aggregate $11,362,000 principally offset by the assumption of pre-petition liabilities aggregating $9,119,000 to be paid subsequent to the emergence from bankruptcy and the recording of $2,665,000 related to the remaining payments due pursuant to the consulting agreements with certain members of the Pressman Family.

           Subscription Rights Offering Liability. In December 1998, the Predecessor Company received $4,386,000 in cash from certain general unsecured creditors in connection with the Subscription Rights offering. The cash was recorded as Restricted cash on the Balance sheet. On the Effective Date, these cash proceeds were aggregated with the $58,221,000 cash proceeds discussed in cash and restricted cash above, and were used to consummate the provisions of the Plan and the related equity in Holdings was issued. The aggregate cash received from the Subscription Rights offering was combined with the proceeds from the new credit facility to pay the obligations discussed in further detail in cash and restricted cash above.

           Long-term Debt. Long-term debt adjustment consists of $62,096,000 outstanding pursuant to the Credit Facility, $35,789,000 outstanding pursuant to the Equipment Lessor Notes, and $22,500,000 issued pursuant to the Isetan Note.


           Liabilities Subject to Compromise. Such amounts were settled pursuant to the Plan. The Predecessor Company recognized an extraordinary gain on debt discharge of $285,905,000. See Note 2 (b).

           Deferred Credits and Minority Interest. In a prior year, the Predecessor Company had recorded deferred credits of $162,446,000 principally relating to the cash sale to an affiliate of participation rights in future payments to be received pursuant to the License Agreement and Services Agreement (collectively the "Agreements") with Isetan discussed in Note 11 (c). Pursuant to the Isetan settlements in the Plan, the Agreements were terminated and the amounts due pursuant to these Agreements were no longer deemed collectible. Accordingly, the $162,446,000 was included in Settlements pursuant to the Plan in the calculation of the extraordinary gain on discharge of debt as disclosed in Note 2(e) to the Consolidated Financial Statements.

           Additionally, in a prior year, Barneys America issued preferred stock to Isetan of America, Inc. for an aggregate purchase price of $12,000,000. Such amount was recorded as minority interest. Pursuant to the Isetan settlements in the Plan, Isetan's investment in Barneys America was contributed to Barneys and accordingly was treated as a contribution of capital.


           Redeemable Preferred Stock. 20,000 shares of New Preferred Stock, with an aggregate liquidation preference of $2,000,000, were issued pursuant to the Plan. Holdings issued 5,000 shares for an aggregate purchase price of $500,000 in government securities to Bay Harbour, which it resold to a third party, and 15,000 shares were issued to the Barneys Employees Stock Plan Trust (the "Trust"). The shares contributed to the Trust will be issued to existing employees of Barneys as incentive compensation in connection with future services to be rendered to the Company. Since the 15,000 shares issued to the Trust have not yet been issued to existing employees, they are not considered as issued or outstanding. Accordingly, the Reorganization adjustment pertains solely to the aforementioned 5,000 shares.

           Common Stock and Additional Paid in Capital. The adjustments reflect principally the issuance of Holdings common stock pursuant to the Plan. In the aggregate, 12,500,000 shares of Holdings common stock were issued either in settlement of Allowed Claims or in connection with the Rights offering. These shares equate to a par value of $125,000 that is the reorganization adjustment to the Common stock.


           On the Effective Date, the Plan Investors received or acquired approximately 8,717,000 shares with an aggregate value of $107,631,000; the general unsecured creditors received or acquired approximately 2,683,000 shares with an aggregate value of $33,128,000; Isetan received approximately 913,000 shares with an aggregate value of $11,273,000; and the Pressman Family received approximately 187,000 shares with an aggregate value of $2,308,000.

           Accumulated Deficit. Accumulated deficit of the Predecessor Company was reduced by both the extraordinary gain on discharge of prepetition debt and the contribution of Capital related to the Isetan minority interest in Barneys America, all of which are discussed above.


           The balance sheet captions impacted and the nature of the more significant Fresh-start adjustments are discussed in further detail below:

           Receivables. Concurrent with the emergence from bankruptcy, management of the Successor Company elected to modify the treatment of special order sales of merchandise. This adjustment reflects a reduction of the receivable balance recorded by the Predecessor Company in connection with these sales. See related discussion below in Accrued expenses.

           Inventory. Concurrent with the emergence from bankruptcy, management of the Successor Company approved a plan to close certain outlet stores and discontinue certain private label cosmetic lines. In accordance with APB No.16, a $1,400,000 inventory valuation reserve was recorded to reduce the acquired assets to fair market value.

            Fixed Assets. Prior to the emergence from Bankruptcy, the Company retained a third party asset appraisal service to value all the fixed assets of the Company (including those acquired pursuant to the Equipment Lessors Settlement). The fixed asset adjustment includes a $2,716,000 fair market value adjustment required to value the fixed assets of the Successor Company at the appraised amount and a $2,200,000 write down of the fixed assets in the outlet stores to be closed.

           Excess Reorganization Value and Shareholders' Equity (Deficit). The adjustments reflect the elimination of the Predecessor Company's old stock, accumulated deficit (after taking into account the impact of the Reorganization adjustments discussed above and the fresh start revaluation), and the adjustment to reflect the Successor Company's total reorganization value of $285,000,000.

           Excess reorganization value was determined as follows:


              Total Reorganization Value           $ 285,000,000
              Normal operating liabilities*           61,462,000
              Other adjustments - net*                (2,508,000)
                                                   -------------
                    Total Liabilities and equity     343,954,000
              Less: Tangible Assets*                (166,187,000)
                                                   -------------
                    Excess Reorganization Value    $ 177,767,000
                                                   =============



           *Normal operating liabilities is net of the $9,119,000 of prepetition liabilities assumed by the Successor Company. Such amounts will be paid for or settled by the Successor Company. Other adjustments - net includes the $1,852,000 fair market value adjustment to the Isetan debt; $1,156,000 principally paid in settlement of prepetition bank debt; and $500,000 which represents the fair market value of the preferred stock issued and outstanding. Tangible Assets includes total Current assets, Fixed and Other assets of the Successor Company.

           Accrued Expenses. Principally includes individually immaterial accruals recorded in accordance with both SOP 90-7 and APB No. 16, principally related to professional fees, severance, taxes, registration fees as well the establishment of a liability to customers for deposits on special orders (see Receivables discussion above). The total of such accruals, aggregating $5,213,000, is included in the allocation of the total reorganization value of the Company.

           Long-term debt. This adjustment represents the difference between the principal amount of the Isetan Note of $22,500,000 and the fair market value of the Isetan Note of $20,648,000 (see Note 6 (b)).

           Other Long Term Liabilities. Other long-term liabilities of the Predecessor Company represented amounts recorded in accordance with FASB 13 "Accounting for Leases" ("FAS No. 13") pertaining to both contractual rent escalations and landlord contributions for build-outs. A fair market value was not assigned to these liabilities since, in accordance with APB No.16, the existing leases are treated as new leases of the Successor Company. This requires the Successor Company to amortize the remaining scheduled lease commitments over the remaining lease periods on a straight-line basis beginning with the Effective Date. The $5,894,000 write-down to fair market value of the Other long-term liabilities is included in the allocation of the total reorganization value of the Company.

4.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)        PRINCIPLES OF CONSOLIDATION -

           The consolidated financial statements include the accounts of the Predecessor or Successor Company and its wholly-owned and majority-owned subsidiaries in which the Company has a controlling financial interest and exercises control over their operations. Intercompany investments and transactions have been eliminated in consolidation.

(B)        CASH AND CASH EQUIVALENTS -

           All highly liquid investments with a remaining maturity of three months or less at the date of acquisition are classified as cash equivalents. The carrying value approximates their fair value.

(C)        ACCOUNTS RECEIVABLE AND FINANCE CHARGES -

           The Company provides credit to its customers and performs on-going credit reviews of its customers. Concentration of credit risk is limited because of the large number of customers. Finance charge income recorded in the six months ended January 30, 1999 approximated $1,978,000. Finance charge income recorded in fiscal 1998, 1997 and 1996 approximated $3,280,000, $3,202,000 and $1,315,000, respectively and is included in other-net in the statement of operations.

(D)        INVENTORIES -

           Merchandise inventories are stated at the lower of FIFO (first-in, first-out) cost or market, as determined by the retail inventory method. Merchandise is purchased from many different vendors based throughout the world. In certain instances, the Company has formal and informal arrangements with vendors covering the supply of goods. While no vendor supplies the Company with more than 10% of its inventory, if certain vendors were to suspend shipments, the Company might, in the short term, have difficulty identifying comparable sources of supply. However, management believes that alternative supply sources do exist to fulfill the Company's requirements should a supply disruption occur with any major vendor.

(E)        FIXED ASSETS -

           Fixed assets of the Predecessor Company are recorded at cost. Depreciation is computed using the straight-line method. Fully depreciated assets are written off against accumulated depreciation. Furniture, fixtures and equipment are depreciated over their useful lives. Leasehold improvements are amortized over the shorter of the useful life or the lease term.

           Pursuant to SOP 90-7, property and equipment were restated at approximate fair market value at January 30, 1999.

(F)        EXCESS REORGANIZATION VALUE -

           Excess reorganization value represents the adjustment of the Company's balance sheet for reorganization value in excess of amounts allocable to identifiable assets. Excess reorganization value is being amortized using the straight-line method over 20 years.

(G)        EARNINGS PER COMMON SHARE -

           Earnings per common share is computed as net income (loss) divided by the weighted average number of common shares outstanding. Earnings per common share has not been included herein as the computation would not provide meaningful results as the capital structure of the Successor Company is not comparable to that of the Predecessor Company.

(H)        IMPAIRMENT OF ASSETS -

           The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of the individual stores and consolidated undiscounted net cash flows for long-lived assets, not identifiable to individual stores. An impairment loss recognized will be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. If quoted market prices are not available, the estimate of fair value will be based on the best information available under the circumstances, such as prices for similar assets or the present value of estimated expected future cash flows.

(I)        FOREIGN EXCHANGE CONTRACTS -

           The Company enters into certain foreign currency hedging instruments (forward and option contracts), from time to time, to reduce the risk associated with currency movement related to committed inventory purchases denominated in foreign currency. Gains and losses that offset the movement in the underlying transactions are recognized as part of such transactions.

           As of January 30, 1999, the Company had outstanding forward contracts for the Italian Lira, German Mark, French Franc and the Belgium Frank with a notional value approximating $6,050,000 maturing in 1999. Utilizing applicable forward rates at the end of the fiscal period and the rate spread at the time of purchase, the Company estimated the fair value of these contracts to be approximately $5,931,000 at January 30, 1999.

           The notional and estimated fair value of the individual currencies is detailed below:

           Foreign Currency     Notional Amount           Estimated Fair Vale

           Italian Lira            $ 4,151,000                 $ 4,069,000
           German Marc                 973,000                     954,000
           Belgium Franc               564,000                     553,000
           French Franc                362,000                     355,000

(J)        REVENUE RECOGNITION -

           Sales, recognized at the point of sale, consist of sales of merchandise, net of returns. Net sales in the Statement of Operations include bulk sales of merchandise to jobbers and an estimate for merchandise returns, where a right of return exists, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Bulk sales to jobbers were $958,000, $2,968,000, $6,516,000 and $8,084,000 in the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, respectively.

(K)        ADVERTISING EXPENSES -

           The Company expenses advertising costs upon first showing. Advertising expenses were approximately $2,041,000 in the six months ended January 30, 1999 and $3,324,000, $3,818,000 and $4,009,000 in fiscal 1998, 1997 and 1996, respectively.

(L)        INCOME TAXES -

           The Company records income tax expense using the liability method. Under this method, deferred tax assets and liabilities are estimated for the future tax effects attributable to temporary differences between the financial statement and tax basis of assets and liabilities.

(M)        ESTIMATES -

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(N)        RECLASSIFICATION -

           Certain prior year amounts have been reclassified to conform to current year presentation.

5.         FIXED ASSETS:

           Fixed assets consist of the following:

                                                                                                SUCCESSOR       PREDECESSOR
                                                  SUCCESSOR      PREDECESSOR COMPANY             COMPANY          COMPANY
                                                   COMPANY                                       ESTIMATED        ESTIMATED
                                                  JANUARY 30,       AUGUST 1,        AUGUST 2,   USEFUL LIFE      USEFUL LIFE
                                                     1999             1998             1997      (IN YEARS)        (IN YEARS)
                                                  -----------       ---------        ---------   -----------      -----------
Furniture, fixtures and equipment              $     46,145     $     13,859     $    15,406       3 to 7           5 to 10
Leasehold improvements                                5,211          139,006          136,019      2 to 14          2 to 40
Total                                                51,356          152,865          151,425
                                                  -----------       ---------        ---------
    Less: Accumulated depreciation and
      amortization                                        -          (38,226)         (32,274)
                                                  -----------       ---------        ---------
Net fixed assets                               $     51,356     $    114,639     $    119,151
                                                  ===========       =========        =========

6.         DEBT - SUCCESSOR COMPANY:

(A)        REVOLVING CREDIT FACILITY -

           In January 1999, the Company entered into a $120,000,000 revolving credit facility with a $40,000,000 sublimit for the issuance of letters of credit (the "Credit Agreement") with Citicorp USA, Inc., General Electric Capital Corporation, BNY Financial Corporation, and National City Commercial Finance, Inc. maturing on January 28, 2003. The proceeds from this Credit Agreement were used to repay borrowings under the debtor in possession credit agreement, to pay certain claims, to pay professional fees and to provide working capital to the Company as it emerged from its Chapter 11 proceeding pursuant to the Plan. At January 30, 1999, there were outstanding loans of approximately $62,096,000 and $19,044,000 was committed under unexpired letters of credit. Additionally, as collateral for performance on certain leases and as credit guarantees, Barneys is contingently liable under standby letters of credit in the amount of approximately $2,489,000 (See Note 8).

           Revolving credit availability is calculated as a percentage of eligible inventory (including undrawn documentary letters of credit) and a percentage of the Barneys private label credit card receivables plus $20,000,000 (such amount subject to a downward adjustment as defined). Interest rates on the Facility are the Base Rate (as defined), which approximates Prime, plus 1.25% or LIBOR plus 2.25%, subject to adjustment after the first year. The interest rate at January 30, 1999 was 9%.

           The Credit Agreement contains various financial covenants principally relating to net worth, leverage, earnings and capital expenditures. During the fiscal year ending January 29, 2000, the Credit Agreement covenants do not allow for any material deviation from the Company's business plan for such year.

           Obligations under the Facility are secured by a first priority and perfected lien on all unencumbered property of the Company. The Facility provides for a fee of 1.25% to 1.75% per annum on the daily average letter of credit amounts outstanding and a commitment fee of 0.375% on the unused portion of the facility.

           In connection with the Facility, the Company incurred fees of $2,825,000 that will be amortized over the life of the facility as interest and financing costs. These fees were principally paid in December 1998 and January 1999 and are included in Other assets at January 30, 1999.

(B)        ISETAN NOTE -

           Barneys issued the Isetan Note in the principal amount of $22,500,000. The Isetan Note bears interest at the stated rate of 10% per annum payable semi-annually, and matures on January 29, 2004. The first interest payment due on August 15, 1999 is to be paid in cash unless a majority of independent directors of the Company determine, with respect to the first four interest payments due, that it is in the best interests of Barneys to defer those payments and add them to the outstanding principal amount.

           The fair value of the Isetan Note was estimated to be approximately $20,648,000. This amount is not necessarily representative of the amount that could be realized or settled. The difference between the face amount and the fair market value has been recorded as a debt discount at January 30, 1999. The fair market value was based upon a valuation from an investment banking firm utilizing discounted cash flows and comparable company methodology.

(C)        EQUIPMENT LESSORS NOTES -

           The Company issued the Equipment Lessors Notes in an aggregate principal amount of approximately $35,789,000. Such promissory notes bear interest at the stated rate of 11-1/2% per annum payable semi-annually, mature on January 29, 2004, and are secured by a first priority lien on the equipment that was the subject of each of the respective equipment leases. The first interest payments were made on February 15, 1999.

           The estimated fair value of the Equipment Lessors Notes approximates face value as estimated by an investment banking firm utilizing discounted cash flows and comparable company methodology.

           Whippoorwill, one of the Successor Company's principal shareholders after the Effective Date, owns an approximate 25% beneficial interest in the holder of one of the Equipment Lessor Notes with an aggregate principal amount of $34.2 million.

7.         DEBT - PREDECESSOR COMPANY:

(A)        DEBTOR IN POSSESSION CREDIT AGREEMENT -

           From January 11, 1996 through the Effective Date, Barneys had debtor in possession revolving credit facilities (the "DIP Facility"). At August 1, 1998 and August 2, 1997 there were outstanding loans of approximately $75,437,000 and $64,113,000, respectively. On January 28, 1999, all loans outstanding pursuant to the Predecessor Company's debtor in possession credit facility were repaid in full.

           The DIP Facility outstanding just prior to the Effective Date, was entered into with BankBoston, N.A., as Administrative Agent, and it was dated as of July 15, 1997. The agreement provided for loans in two tranches, "Tranche A" and "Tranche B". Credit extensions were limited to $85,000,000 under Tranche A and $30,000,000 under Tranche B. Interest rates on Tranche A loans were either prime plus 0.50% or LIBOR plus 2.25%. The interest rate on Tranche B loans was LIBOR plus 4.50%. At August 1, 1998 and August 2, 1997, Tranche A borrowings were $44,792,633 and $39,112,946, respectively, and Tranche B borrowings were $30,000,000 and $25,000,000, respectively. Interest rates on the outstanding borrowings were between 7.875% and 10.875% at August 1, 1998 and between 7.92% and 10.25% at August 2, 1997.

           Obligations under the DIP Facility were secured by (a) guarantees by each of the Debtors; (b) a first priority lien on all unencumbered property of each of the Debtors; and (c) a junior lien on certain property of the Debtors subject to existing liens. The DIP Facility provided for a fee of 1.75% per annum on the daily average letter of credit amounts outstanding and a commitment fee of 0.375% on the unused portion of the facility.

(B)        INTEREST PAID -

           During the six months ended January 30, 1999 the Company paid interest of $4,095,000. During fiscal 1998, 1997 and 1996 the Company paid interest of $5,614,000, $5,467,000 and $11,698,000, respectively.

(C)        OTHER OBLIGATIONS -

           The table that follows and the descriptions of the financing arrangements contained herein is based on the original contractual terms and maturities of the related financial instrument. As a result of the Chapter 11 filings, the Company breached covenants in substantially all of its then existing debt agreements. The amounts outstanding are classified as Liabilities subject to compromise at both August 1, 1998 and August 2, 1997. It is not practicable to estimate the fair value of the prepetition debt due to the Chapter 11 filings.

           Prepetition debt consists of the following:

                                                                                            (IN THOUSANDS)

Revolving credit facility, with Chemical Bank as Agent; interest rate of 8.5%(i)*
                                                                                           $        72,911

Term loan facility, with Chemical Bank as Agent; interest rate of 7.1875% (i) *
                                                                                                    35,000

Republic National Bank of New York note due on January 10, 1996 at 8% (ii)*
                                                                                                    25,000

Senior notes due between 1998 and 2000 at 8.32%
   issued April 1994 (iii)*                                                                         40,000

Senior notes due between 1998 and 2000 at 7.18%
   issued June 1993 (iii)*                                                                          60,000

BNY Licensing Yen loan payable to Isetan                                                            49,129
                                                                                        ------------------------
Long-term debt                                                                             $       282,040
                                                                                        ========================

* In Default

           (i) Financing Agreements -

           In September 1995, the Company entered into a credit facility with a group of lenders, with Chemical Bank as Agent, which permitted borrowings up to $120,000,000 on an unsecured basis. Proceeds from this facility were used to refinance various existing credit agreements and to pay off, pursuant to the terms of such facility, the outstanding debt of certain affiliated entities, which Barneys had guaranteed. The scheduled due date of this facility was February 28, 1998. Interest was calculated at various interest rates, one of which was the prime rate. The credit facility provided for revolving credit loans, issuance of letters of credit and term loans. The term loan portion of the facility was $35,000,000 with the following scheduled repayment terms:
$5,000,000 on October 1, 1997, $5,000,000 on January 1, 1998 and $25,000,000 on
February 28, 1998.

           (ii) Republic National Bank Note -

           The Republic National Bank Note was an unsecured note in the amount of $25,000,000 with a scheduled maturity date of January 10, 1996.

           (iii) Senior Notes -

           Senior notes were unsecured, with scheduled interest payments due semi-annually on June 15 and December 15. Principal on the aggregate $100 million senior notes was payable by its terms as follows: 1998 - $25,000,000, 1999 - $25,000,000, 2000 - $50,000,000.

8.         COMMITMENTS AND CONTINGENCIES:

(A)        LEASES -

           The Company leases real property and equipment under agreements that expire at various dates. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses. In addition, certain real estate leases provide for escalation rentals based upon increases in lessor's costs or provide for additional rent contingent upon the Company increasing its sales.

           At January 30, 1999, total minimum rentals at contractual rates are as follows for the respective fiscal years:

                                    THIRD
                                   PARTIES          ISETAN          TOTAL
                              -------------------------------------------------
                                               (IN THOUSANDS)

    1999                      $        7,686   $      12,222   $       19,908
    2000                               7,465          12,480           19,945
    2001                               7,490          12,720           20,210
    2002                               7,155          12,942           20,097
    2003                               6,348          28,200           34,548
    Thereafter                       140,004         214,995          354,999
                              -------------------------------------------------

    Total minimum rentals     $      176,148  $      293,559   $      469,707
                              =================================================

           Total rent expense for the six months ended January 30,1999 was $14,632,000 including percentage rent of $57,000. Total rent expense in fiscal 1998, 1997 and 1996 was $31,696,000, $40,175,000 and $54,219,000, respectively which included percentage rent of $319,000, $98,000 and $3,240,000 in each of the respective years.

           On January 10, 1996, the Company ceased accruing stated rent expense (both base rent and percentage rent) to Isetan and its affiliated companies for the Madison Avenue, Beverly Hills and Chicago stores and to substantially all of its equipment lessors as a result of disputes on the characterization of these obligations. These matters were resolved as part of the Plan.

           During the bankruptcy, in accordance with interim stipulations, orders of the Court and the debtor-in-possession credit agreements the Company made "on account" cash payments to Isetan and the equipment lessors at rates substantially below the contractual amounts. The amount of these payments, included in Selling, general and administrative expenses are detailed below along with the corresponding contractual amount for each of the periods reported.

                                             ISETAN OCCUPANCY COSTS                   EQUIPMENT LESSOR COSTS
                                          RECORDED          CONTRACTUAL           RECORDED            CONTRACTUAL
                                          --------          -----------           --------            -----------
                                                                  (IN THOUSANDS)
Six months ended
   January 30, 1999                $        4,611       $       10,248      $        2,687       $        7,750
Fiscal 1998                                 9,223               22,510               5,642               15,500
Fiscal 1997                                 9,297               22,164               6,427               15,500
January 11, 1996 to
   August 2, 1996                           6,231               11,929               3,300                8,900


           The recorded equipment lessor costs in the six months ended January 30, 1999 and fiscal 1998 exclude amounts recorded as reorganization costs related to closed stores.

(B)        LEASE LETTERS OF CREDIT -

           At January 30, 1999, Barneys had prepetition letters of credit outstanding in the amount of $1,346,000 in connection with certain leases. Subsequent to January 30, 1999, substantially all of these prepetition letters of credit were cancelled.

(C)        LITIGATION -

           The Company is party to certain other litigation and asserted claims and is aware of other potential claims. Management believes that pending litigation in the aggregate will not have a material effect on the Company's future financial position, cash flows or results of operations.

(D)        CONSULTING AGREEMENT -

           Meridian Agreement. Pursuant to an agreement dated as of August 1, 1998, among the Company, Thomas C. Shull and Meridian, as amended (the "Meridian Agreement"), Meridian received payments from the Company for consulting services provided by Mr. Shull and two additional consultants, Edward Lambert and Paul Jen. Pursuant to the Meridian Agreement, Mr. Shull served as President and Chief Executive Officer until May 5, 1999, and Mr. Lambert served as Chief Financial Officer of Holdings and its affiliates until May 28, 1999. In addition, Paul Jen served as Vice President-Marketing until May 1999. The services provided under the Meridian Agreement consisted of providing the services of these three individuals in such capacities. In consideration of these services, Meridian received a base fee at the rate of $95,000 per month, $9,500 per month to cover Meridian's overhead and other expenses and reimbursement for reasonable out-of-pocket expenses of the three individuals. In addition, Meridian received a $100,000 performance bonus on February 1, 1999. Additionally, in consideration of Meridian's efforts during the transition to Successor Company management, Meridian received payments totaling $465,000 covering the period February 1999 through May 1999. Meridian advised the Company that, for the twelve month period ending January 30, 1999, $600,000 of the annual payments made by the Company to Meridian represent the portion of the payments payable under the Meridian Agreement allocated by Meridian to Mr. Shull. The Meridian Agreement terminated on May 31, 1999. Mr. Shull resigned as President and Chief Executive Officer on May 5, 1999, upon the appointment of Allen I. Questrom to those positions. Mr. Lambert resigned as Chief Financial Officer effective May 28, 1999.

           Upon termination of the Meridian Agreement on May 31, 1999, Meridian was entitled to a payment of (i) $104,500 per month for a period of eight months, (ii) $104,500 per month for a period of four additional months, commencing on the first day of the ninth month following termination, subject to mitigation based on any other compensation received for the services of Mr. Shull and the two other consultants during that period and (iii) payment of all earned and accrued vacation pay, not to exceed $85,000. All amounts due to Meridian pursuant to the terms of the Meridian Agreement have been paid by the Company.

9.         REORGANIZATION COSTS:

           The effects of transactions occurring as a result of the Barneys Debtors' Chapter 11 filings and reorganization efforts have been segregated from ordinary operations and are comprised of the following:

                                                 SIX MONTHS
                                                    ENDED                             FISCAL YEAR
                                              JANUARY 30, 1999        1998               1997              1996
                                              ----------------- ------------------ ----------------- ------------------
                                                                           (IN THOUSANDS)
Professional fees                                $      3,637      $      7,381       $     13,869      $      9,974
Asset write-offs, net                                       -                29             38,767             8,382
Lease rejection costs                                       -                 -             15,038               600
Straight line rent reversal                                 -                 -             (3,814)              (95)
Payroll and related costs                               5,274             4,565              5,574             2,938
Other                                                   4,923             3,995              2,773             7,608
                                              ----------------- ------------------ ----------------- ------------------
Total reorganization costs                       $     13,834      $     15,970       $     72,207      $     29,407
                                              ================= ================== ================= ==================

           During the six months ended January 30, 1999, the Company paid Reorganization costs of $12,511,000, net of amounts received from an affiliate (see Note 11). During fiscal 1998, 1997 and 1996, the Company paid Reorganization costs of $18,105,000, $14,512,000 and $5,859,000, respectively.

           Professional fees -- principally relate to legal, accounting and business advisory services provided to the Predecessor Company and the unsecured creditors committee to the Predecessor Company from the Filing Date to the Effective Date. Substantially all of these fees were expensed as incurred, in accordance with the provisions of SOP 90-7.

           Asset write-offs -- each of the stores closed by the Predecessor Company was fully operational until the established closing date. As such, the Predecessor Company continued to depreciate the related store assets up to such date. Accordingly, the amount provided by the Predecessor Company for asset write-offs, net included the unamortized value of the leasehold improvements, furniture, fixtures and equipment attributable to the store at the respective stores closing date, net of an estimated recovery for future use or disposition of the related assets. A majority of the assets written off related to unamortized leasehold improvements which were abandoned.

           In addition to the above, asset write-offs in 1996 also includes approximately $3.0 million related to the unamortized portion of the bank fees associated with the Predecessor Company's bank financing arrangements entered into prior to the Filing Date. At the Filing Date, the Company defaulted on such financing arrangements, and the amounts outstanding pursuant to these agreements became subject to compromise. At that time, the unamortized fees were deemed worthless and written off as a reorganization expense.

           Payroll and related costs -- principally represent costs associated with the Bankruptcy Court approved key employee retention and bonus program, severance costs attributable to either employee headcount reductions or contractual obligations of the Predecessor Company, and certain other fees earned by certain individuals retained by the Predecessor Company, for their expertise in bankruptcy related matters. For the six months ended January 30, 1999 and for 1998, 1997 and 1996, the severance included in payroll related costs and the related employees severed were $3,139,000 and 11 (managerial and support employees, inclusive of employees of Meridian Ventures, Inc.) $1,881,000 and 13 (managerial employees), $2,519,000 and 300 (store and support personnel), and $1,785,000 and 37 (store and support personnel), respectively. See Note 2 for actual employees severed and utilization of reserves.

           Other costs -- in the six months ended January 30, 1999 and fiscal 1998 includes $3,500,000 and $1,500,000, respectively, paid to Dickson Concepts (International) Limited in connection with the termination of an asset purchase agreement and the consummation of the Plan. Other miscellaneous costs in fiscal 1996 includes a $7.0 million charge in connection with a purchase put agreement whereby Barneys agreed to purchase certain property leased by Barneys from an affiliate and to assume obligations to the mortgagee thereof upon the exercise of the rights granted pursuant thereto. The purchase put agreement was entered into in connection with mortgaging of real property which was leased by the Company from Preen. Pursuant to that agreement, the Company, at the election of Preen, could have been required to purchase the real property for a purchase price equal to the greater of $7.0 million and the fair market value of the property. Preen's interest in the purchase put agreement was pledged to the institutional mortgagee who subsequently foreclosed on the security interest. As the fair market value of the property was less than $7.0 million, that amount was an allowed general unsecured claim and was settled pursuant to the Plan.

           In addition to the above, other costs includes costs incurred by the Predecessor Company related to its reorganization, including but not limited to ancillary costs associated with the decision to close certain stores, administrative costs of the bankruptcy such as for trustee fees and public relations costs.

           Accrued expenses at January 30, 1999 and August 1, 1998 includes fees payable to professionals pertaining to court approved "holdbacks" or fees not awarded, during the bankruptcy of approximately $6,900,000 and $7,400,000, respectively. Substantially all of these fees will be paid in 1999.

10.        INCOME TAXES:

           Pursuant to the Plan, Holdings acquired 100% of the Predecessor Company's stock. Holdings will make a Section 338(g) election (the "Election") with respect to the acquisition under applicable provisions of the Internal Revenue Code ("IRC"). The tax effects of making the Election would result in Barneys and each of its subsidiaries generally being treated, for federal income tax purposes as having sold its assets to a new corporation which purchased the same assets as of the beginning of the following day. As a result, the Predecessor Company will incur a gain or loss at the time of the deemed sale in an amount equal to the difference between the fair market value of its assets and its collective tax basis of the assets at the time of the sale.

           The Company may use existing net operating loss carryforwards to reduce any gain incurred as a result of this sale. The Company will, however, be subject to alternative minimum tax. As a result of the Election, the Company has recorded a $1,000,000 alternative minimum tax liability as a "fresh start" adjustment. Furthermore, immediately after the sale, as a result of the Election, the Predecessor Company will be stripped of any remaining tax attributes, including any unutilized net operating loss carryforwards and any unutilized tax credits.

           In the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, the Company recorded a provision for income taxes of approximately $38,000, $77,000, $62,000 and $472,000, respectively, which principally relates to state and local income and franchise taxes. In the comparable periods, the Company paid capital, franchise and income taxes, net of refunds, of approximately $19,000, $18,000, $35,000 and $63,000, respectively.

           Deferred tax assets and liabilities of the Predecessor Company reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On the Effective Date, the significant differences related to deferred credits, net operating loss carryforwards of approximately $230,804,000 and its reserve for affiliate receivables. The Predecessor Company also had an investment tax credit carryover and a minimum tax credit carryover of approximately $4,717,000 and $626,000, respectively, at January 28, 1999.

           The components of deferred taxes were as follows:

                                                           JANUARY 28,                AUGUST 1,                  AUGUST 2,
                                                              1999                       1998                       1997
                                                         -------------              -------------              -------------
                                                                                  (IN THOUSANDS)
          Current deferred tax assets                   $       17,953             $        8,507             $        5,706
          Noncurrent deferred tax assets                       181,584                    185,363                    180,843
                                                         -------------              -------------              -------------
          Total deferred tax assets                            199,537                    193,870                    186,549
              Less: Valuation allowance                       (199,537)                  (193,870)                  (186,549)
                                                         -------------              -------------              -------------

          Net deferred tax asset                        $            -             $           -              $           -
                                                         =============              =============              ============

           As of January 30, 1999 in conjunction with the Election, the remaining tax attributes associated with the Predecessor Company's deferred tax assets are no longer available.

           For the period ended January 28, 1999 and fiscal 1998, 1997 and 1996, income taxes reported differ from the amounts that would result from applying statutory tax rates as net operating loss carryforwards which arose in such periods provided no tax benefit since their future utilization was uncertain. Accordingly, the Predecessor Company increased its valuation allowance by approximately $5,667,000, $7,321,000, $50,477,000 and $22,294,000, in the
respective periods.

           For the six months ended January 30, 1999, no income taxes were reported in conjunction with the gain on discharge of debt as such amounts are excluded from taxable income under IRC Section 108.

           For the years including 1996, 1997 and 1998, the Company is subject to various tax audits of the Predecessor Company's tax returns, particularly by New York State. Most of these audits will result in minimal, if any, additional tax liability. The Company believes that pending audit results, in the aggregate, will not have a material effect on the Company's financial position, results of operations or cash flows.

           The Company has been audited by the Internal Revenue Service through the fiscal year ended June 1990. The results of such audits did not have a material effect on the Company's financial position or results of operations.

11.        RELATED PARTY TRANSACTIONS:

(A)        FLAGSHIP STORE LEASES - ISETAN -

           Subsidiaries of Holdings lease the Madison Avenue, Beverly Hills and Chicago stores from Isetan. Pursuant to the terms of these leases, the Company is required to pay base rent, as defined, and all operating expenses. Total rent expense (excluding operating expenses) related to these leases was approximately $4,611,000 in the six months ended January 30, 1999 and $9,223,000, $9,297,000 and $15,804,000, in fiscal 1998, 1997 and 1996, respectively.

(B)        AFFILIATE COMPANIES AND OTHER RELATED PARTIES -

           In addition, the Predecessor Company had previously entered into various transactions and agreements with affiliate companies and other related parties. The affiliates were or had been primarily engaged in the operation of real estate properties, Barneys New York credit card operations, and certain leased departments. The following information summarizes the activity between the Predecessor Company and balances due to or from these related parties at January 30, 1999, August 1, 1998 and August 2, 1997 and for the six months ended January 30, 1999 and the fiscal years ended 1998, 1997 and 1996, respectively. Unless otherwise indicated below, all revenues and expenses recognized by the Predecessor Company pursuant to the arrangements discussed below are included in selling, general and administrative expenses in the respective periods. Substantially all of the agreements and transactions described below had either ceased or been terminated prior to November 1997.


           Prior to the Chapter 11 filing the Predecessor Company advanced amounts to certain members of the Pressman Family (the "Shareholders"). The Predecessor Company assigned amounts due from these Shareholders to Preen during the year the amounts were advanced. At August 1, 1998 and August 2, 1997 no amounts were due from these Shareholders.

           The Predecessor Company leased various retail, office and parking lot properties principally from subsidiaries of Preen but also from companies owned by certain members of the Pressman Family. Included was (1) office and office related premises; (2) properties used in connection with the operation of the Predecessor Company's 17th Street store in New York City; and (3) parking lots on 17th Street. Each of the above properties were vacated by the Predecessor Company during the bankruptcy and each of the respective leases were rejected by orders of the Court during 1997 or 1998. Under the terms of these leases, the Predecessor Company was required to pay base rents plus operating expenses and real estate taxes as defined. Total rent expense (including operating expenses) relating to these leases was approximately $272,000, $6,195,000 and $7,758,000, in fiscal 1998, 1997 and 1996, respectively.


           The Predecessor Company triple net leased its Seventh Avenue office space as well as other properties from Preen and certain of its wholly owned subsidiaries. The lower level retail space in two of those properties was subleased to two of those subsidiaries, 106 Seventh Avenue Property Corp.

("106") and Goderich Realty Corp. ("Goderich"). 106 and Goderich, in turn, subleased this retail space to a third party retailer. Pursuant to the terms of the subleases between 106 and Goderich and the Predecessor Company, Barneys was paid rent equal to 90% of the rent charged to the third party retailer. The remaining 10% of the rent was retained by 106 and Goderich. All of the triple net leases between Preen and/or its subsidiaries and the Predecessor Company and the sublease between Barneys and 106 and Goderich were rejected by the order of the Bankruptcy Court. Rental income under the subleases for 1997 and 1996 was approximately $195,000 and $370,000, respectively.


           Barneys subleased retail and warehouse space from a third party that leased said space from Fener Realty Co. ("Fener"). At the time, Fener was a non-debtor entity owned by certain members of the Pressman Family. Fener owned the property at 249 West 17th Street and triple-net leased the property located at 245 West 17th Street (collectively the "properties") from Renef Realty (also owned by certain members of the Pressman Family). Prior to January 1995, the Predecessor Company leased approximately 10% of these properties directly from Fener for use in connection with the semi-annual warehouse sales. Fener leased the remaining 90% of the properties to a third party. In January 1995, Fener and Renef refinanced their mortgages on the Properties. In connection therewith, ownership of the Properties was transferred to two limited liability companies, Pine Associates LLC ("Pine") and Spruce Associates LLC, which were indirectly owned by Fener and Renef, respectively. As part of this transaction, the lease between Fener and the third party was restructured as a triple-net lease between Pine and the third party for the Properties in their entirety and the lease between the Predecessor Company and Fener was restructured as a triple-net sublease (the "Sublease") between the third party and the Predecessor Company (collectively the "New Lease Arrangements"). Pursuant to the New Lease Arrangements, the third party, in addition to its fixed rent, was responsible for paying all operating expenses of the Properties, and the Predecessor Company was responsible for fixed rent, all operating expenses and 90% of the taxes of the Properties, except for amounts which were the third party's responsibility pursuant to its prior lease. The sublease between the third party and the Predecessor Company was rejected by order of the Court in December 1998. Total rent expense (including operating expenses) related to this sublease was approximately $374,000 in the six months ended January 30, 1999 and $2,055,000, $2,265,000 and $2,765,000 in fiscal 1998, 1997 and 1996, respectively.


           Pursuant to a purported lease between the Predecessor Company, a subsidiary of Preen and Isetan, if the annual minimum rent to be received by a joint venture between the affiliate and Isetan relating to certain office space was less than $13,700,000 after January 1, 1996, the Predecessor Company was to fund the short-fall. The Predecessor Company was disputing this purported lease and had not made any payments related to the short-fall. In November 1996 pursuant to Court approval, the Predecessor Company rejected the purported lease, if it was construed to be a lease, together with those provisions of other agreements that pertain solely to the purported leasing of such office space and any rent obligations relating thereto. No rent expense was recorded related to this purported lease.

           In prior years, the Company had entered into various transactions and agreements with Preen. Prior to the Filing Date as well as through the Effective Date, the Company incurred certain normal operating costs, principally personnel costs, on behalf of Preen. This situation arose as both entities shared the same corporate office space and certain employees (including officers) of the Company were also providing services to Preen. After the Filing Date, the Company also incurred and paid reorganization costs, including legal, accounting and business advisory services, on behalf of Preen which was also operating as a debtor in possession pursuant to the Bankruptcy Code. The Company routinely allocated to Preen a share of both the normal operating costs and reorganization costs incurred on their behalf, however, it was unclear (because of the bankruptcy) whether Preen would have the ability to repay such amounts in the future. The normal operating costs principally covered an allocation of certain employees' salaries. The allocation was based on an estimated percentage of time that the employee spent working on the matters of Preen. Such allocations ranged from 2% to 100% depending on the year of allocation with the allocation percentages declining over time during the bankruptcy proceedings as the workload for Preen declined as properties were sold. Accordingly, at the time of the recording of such charges that reduced expenses and generated receivables for the Predecessor Company, reserves were provided in the operating results either as a selling, general and administrative expense or a reorganization expense, depending on the nature of the charge. During the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996 the Predecessor Company charged Preen approximately $1,000,000, $418,000, $583,000 and $466,000, respectively, for various expenses.
For the periods presented, the Company had allocated approximately $595,000 of operating expenses and approximately $1,872,000 of reorganization expenses, principally of a legal nature in connection with the litigation discussed in
Note 2 to the Consolidated Financial Statements and the sale of or negotiations surrounding the real estate properties owned by Preen. In December 1998, in connection with the approval of the Plan and the settlements included therein, collectibility issues of these receivables from affiliated entities were resolved. Accordingly, the Predecessor Company was able to reduce its affiliate receivable reserve by approximately $1,900,000, principally representing cash payments from an affiliate in settlement of a portion of the outstanding receivable. This reserve reversal reduced Selling, general and administrative expenses and reorganization costs by approximately $500,000 and $1,400,000, respectively, in the six months ended January 30, 1999.


           Barneys licensed the right to sell certain branded merchandise from Nanelle. Nanelle, owned by certain members of the Pressman Family, held the license to use the Kilgour, French and Stanbury trademarks (the "Mark"). Royalty expense incurred related to this license was $86,322 in the six months ended January 30, 1999 and $171,000, $127,000 and $115,000 in fiscal 1998, 1997, and
1996, respectively. This expense is included in cost of sales. Pursuant to the Plan, Nanelle transferred its rights in this license to Barneys.

           TF Salons Co. ("TF Salon") and Piccola Restaurant Services, Inc. ("Piccola") operated beauty salons and restaurants located in or near certain of the Predecessor Company's retail stores. At the time TF Salon was 75% owned by 147 West 17th Street (a Company owned directly by certain members of the Pressman Family) and 25% owned by a third party. TF Salon operated the beauty salons previously located in the Predecessor Company's 17th Street and Dallas stores pursuant to license agreements with the Predecessor Company. At the time Piccola was 50% owned, directly or indirectly, by certain members of the Pressman Family and 50% owned by a third party. Pursuant to license agreements, Piccola operated restaurants in or near the Dallas, Houston and Costa Mesa stores of the Predecessor Company. The daily operations of the restaurants were managed by the third party. Pursuant to the license agreements, TF Salon and Piccola were entitled to receive the sales proceeds less license costs and certain other fees ("the net proceeds"). During 1997, the Predecessor Company advanced approximately $211,000 less than the net proceeds. In addition, pursuant to these agreements, the Predecessor Company earned license fee income of approximately $121,000 and $794,000 in 1997 and 1996, respectively. The Predecessor Company had fully reserved the receivables due from TF Salon and

Piccola; accordingly, no revenue was recognized in the Statement of Operations pursuant to these agreements. During 1997, all beauty salon and restaurant operating licenses were terminated.

           As discussed above, to a large extent prior to the Filing Date, the Predecessor Company (controlled by the Pressman Family) engaged in numerous transactions with affiliated companies owned or controlled by the Pressman Family. These transactions gave rise to numerous affiliate receivable balances. Certain of the past transactions with the affiliates involved funding debt service costs and operating expenses, advances to members of the Pressman Family and contractual payments. The Predecessor Company's ability to collect such receivables was unclear; accordingly, in a prior year the Predecessor Company provided a full reserve against the outstanding affiliate receivables at that time. As many of these affiliates also filed for protection pursuant to the Bankruptcy Code at the Filing Date, any receivables generated between the Predecessor Company and these affiliates after that date were also reserved against, as discussed above. At August 1, 1998 and August 2, 1997, the Predecessor Company was due approximately $28,730,000 and $28,575,000 respectively, from affiliates. The Predecessor Company had a full reserve against these balances at the respective year-ends. In addition at August 1, 1998 and August 2, 1997, approximately $2,760,000 and $2,733,000 respectively, was due to various other affiliates of the Predecessor Company and was principally included in Liabilities subject to compromise.


(C)        ISETAN RELATIONSHIP - PRIOR TO THE EFFECTIVE DATE -

           In 1989, the Predecessor Company entered into agreements with Isetan to, among other things, (i) exploit the "Barneys New York" trademark in the United States and Asia, (ii) expand its United States business through the acquisition of real estate properties and development of major stores in New York, Beverly Hills and Chicago, (iii) establish Barneys America, Inc. to develop a series of smaller, leased stores in other cities across the United States, (iv) jointly design, develop and produce product, (v) develop the Barneys New York brand and/or other designer wholesale businesses, and (vi) open Barneys New York stores in Japan and throughout the Pacific Rim area. Isetan agreed to contribute up to 95% of the development costs of the three major stores in the United States and to operate the stores in Asia, subject to the terms of various agreements. The Company agreed to contribute (i) its knowledge and skills in the United States specialty retailing business and the application of these skills and knowledge to the acquisition of real estate properties and development of stores both within and outside of the United States, (ii) certain use in Asia of the "Barneys New York" trade name and associated goodwill value, and (iii) the remaining 5% of the development costs of the three major stores. As part of the ongoing relationship between Isetan and the Company, Isetan and/or their respective affiliates (i) established Barneys America, (ii) established a Barneys New York retail business in Asia and in connection therewith entered into license and technical assistance agreements providing for payment of royalties and other fees and a loan agreement secured by the minimum royalties and technical assistance payments, (iii) acquired and developed retail properties in New York, Beverly Hills and Chicago, (iv) established Barneys New York Credit Co., L.P. to operate the Barneys New York private label credit card, and (v) trained Isetan employees in the operation of the specialty retail business.

           In 1989, BNY Licensing entered into an operating license agreement with Isetan (the "License Agreement") to license the "Barneys New York" name in Japan and certain other Asian countries in connection with the operation of retail stores and the manufacturing and distributing of licensed products. The License Agreement provided for royalties based upon a percentage of net sales. The Predecessor Company was also entitled to receive future minimum royalties over the remaining term of the License Agreement ranging from 265,650,000 to

663,933,000 Japanese yen ($2,291,000 to $5,726,000 at the January 29, 1999
conversion rate of 115.95 Japanese yen to one United States dollar) a year. In June 1990, Isetan assigned its interest in the License Agreement and in the Services Agreement to Barneys Japan, a majority owned subsidiary of Isetan. After the filing date, as a result of the Chapter 11 filings and the litigation surrounding these agreements as discussed in Note 2 to the Consolidated Financial Statements, the Predecessor Company ceased recognizing royalty income and, accordingly, net royalty income recognized in the Statement of Operations was $1,400,000 in 1996. The License Agreement was terminated as part of the Plan.

           Simultaneously with entering into the License Agreement, Barneys entered into a technical assistance agreement with Isetan (the "Services Agreement") in connection with the operation of retail stores and the manufacturing and distributing of licensed products in Japan and other Asian countries. The Services Agreement was coterminous with the License Agreement. The Services Agreement provided for the payment of an annual fee based upon the excess of a percentage of gross profit, if any, as defined in the Services Agreement, plus other fees. The Services Agreement was terminated as part of the Plan.

           In December 1989, BNY Licensing borrowed four billion Japanese yen from an affiliate of Isetan and executed a promissory note to evidence that obligation (the "BNY Licensing Note"). BNY Licensing assigned as collateral its rights to receive future royalties and Barneys assigned as collateral its rights to Services Agreement fees, due from Isetan, to be used to pay interest and principal due under the loan. The loan called for quarterly payments of principal and interest at 7.48% a year (subject to adjustment in 1999) through March 31, 2011. If calculated interest was greater than royalties and fees, the shortfall would be added to principal and all unpaid principal will be deferred until March 31, 2011. Gains and losses resulting from the translation of this obligation to its United States dollar equivalent were recognized in current operations prior to the Filing Date when the obligation became subject to compromise. The Predecessor Company recognized a foreign exchange gain of $9,440,000 in 1996, in connection therewith. Interest expense in 1996 includes $1,700,000 in connection with this debt obligation. Such amount approximates one half the annual interest charge. As a result of the Chapter 11 filings, the Predecessor Company ceased accruing interest on this debt as of the Filing Date. Pursuant to the Plan and in satisfaction of the BNY Licensing Note, BNY Licensing assigned to Isetan 90% of the minimum royalty payable during the initial term of the amended and restated license agreement that replaced the License Agreement.


           In a prior year, the Predecessor Company sold to Preen, for $162,446,000 in cash, undivided interests in the future payments to become due under the Services Agreement as well as royalty payments in excess of the future minimum royalties due pursuant to the License Agreement, each of which is discussed above. Preen had obtained the cash as a result of various loans made by Isetan to Preen. The Predecessor Company would have recognized the Deferred Credits as earned over the remaining terms of the respective agreements or in accordance with the outcome of certain litigation commenced between Barneys and Isetan. Pursuant to the Plan, both the License Agreement and the Services Agreement were terminated. Accordingly, the outstanding balance of the Deferred Credits was reversed into income as a component of the extraordinary gain on discharge of debt (See Note 2).


           During the Company's bankruptcy proceedings involving the Company, the Company and certain of its affiliates and Isetan and certain of its affiliates were engaged in litigation involving the various aspects of the relationship outlined above. That litigation was settled pursuant to the Plan.

12.        STOCKHOLDERS' EQUITY:

           Holdings' Certificate of Incorporation (the "Charter") provides that the total number of all classes of stock which Holdings will have authority to issue is 35,000,000 shares, of which 25,000,000 will be Holdings Common Stock, and 10,000,000 shares will be preferred stock both having a par value of $0.01 per share. Of such shares, there were outstanding at January 30, 1999, 12,500,000 shares of Holdings Common Stock and 5,000 shares of Preferred Stock. Holdings is prohibited by its Charter from issuing any class or series of non-voting securities.

(A)        HOLDINGS COMMON STOCK -

           Each share of Holdings Common Stock entitles its holder to one vote. The holders of record of Holdings Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors of Holdings. Each share of Holdings Common Stock is entitled to share ratably in the net worth of Holdings upon dissolution. So long as any shares of Preferred Stock are outstanding, no dividends on Holdings Common Stock may be paid until all accrued and unpaid dividends on the Preferred Stock have been paid.

(B)        UNSECURED CREDITORS WARRANTS -


           The Unsecured Creditors Warrants are exercisable for up to an aggregate of 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. The Unsecured Creditors Warrants became exercisable on the Effective Date and expire on May 30, 2000.


           The number of shares for which the Unsecured Creditors Warrants are exercisable, and the exercise price of the Unsecured Creditors Warrants, are subject to antidilution adjustment if the number of shares of Holdings Common Stock is increased by a dividend or other share distribution, or by a stock split or other reclassification of shares of Holdings Common Stock. In addition, the exercise price of the Unsecured Creditors Warrants is subject to decrease if Holdings distributes, to all holders of Holdings Common Stock, evidences of its indebtedness, any of its assets (other than cash dividends), or rights to subscribe for shares of Holdings Common Stock expiring more than 45 days after the issuance thereof.

           In the event that Holdings merges or consolidates with another person, the holders of the Unsecured Creditors Warrants will be entitled to receive, in lieu of shares of Holdings Common Stock or other securities issuable upon exercise of the Unsecured Creditors Warrants, the greatest amount of securities, cash or other property to which such holder would have been entitled as a holder of Holdings Common Stock or such other securities.

(C)        PREFERRED STOCK -

           The 20,000 shares of Series A Preferred Stock have an aggregate liquidation preference of $2,000,000 (the "Liquidation Preference"), plus any accrued and unpaid dividends thereon (whether or not declared). Dividends on the Preferred Stock are cumulative (compounding annually) from the Effective Date and are payable when and as declared by the Board of Directors of Holdings, at the rate of 1% per annum on the Liquidation Preference. No dividends shall be payable on any shares of Holdings Common Stock until all accrued and unpaid dividends on the Preferred Stock have been paid.

           In accordance with SAB No. 64, Redeemable Preferred Stock, the Company recorded the two separate issuances of redeemable preferred stock at their respective fair values. The 5,000 shares originally issued to Bay Harbour were valued at $500,000. The remaining 15,000 shares were issued to the Barneys Employees Stock Plan Trust (the "Trust"). The shares contributed to the Trust will be issued to existing employees of Barneys as incentive compensation in connection with future services to be rendered to the Company. Since the 15,000 shares issued to the Trust have not yet been issued to existing employees, they are not considered as issued or outstanding. When such shares are issued to the employees, the Company will record compensation expense based on the fair value of the shares at such time. Any difference between the fair value at that time and the ultimate redemption value will be accreted as a dividend over the period up through the date on which they must be redeemed.

           The shares of Preferred Stock will not be redeemable prior to the sixth anniversary of the Effective Date. On or after the sixth anniversary of the Effective Date, the Preferred Stock will be redeemable at the option of Holdings for cash, in whole or in part, at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon. In addition, Holdings will be required to redeem the Preferred Stock in whole on the tenth anniversary of the Effective Date at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon.

           The shares of Preferred Stock will be convertible, in whole or in part, at the option of the holders thereof, any time on or after the earlier of the fifth anniversary of the Effective Date and the consummation of a rights offering by Holdings (which offering meets certain conditions), into 162,500 shares of Holdings Common Stock. Any accrued and unpaid dividends on the Preferred Stock will be cancelled upon conversion. Conversion rights will be adjusted to provide antidilution protection for stock splits, stock combinations, mergers or other capital reorganization of Holdings. In addition, upon a sale of Holdings, Holdings' right to redeem the Preferred Stock and the holders' right to convert the Preferred Stock will be accelerated. The Preferred Stock has one vote per share and votes together with the Holdings Common Stock on all matters other than the election of directors.

(D)        PREDECESSOR COMPANY -

           (i) Series A-1 Convertible Preferred Stock

           In a prior year, Barneys America authorized and issued 120,000 Series A-1 Convertible Preferred Stock (Series A-1) to Isetan of America Inc. for an aggregate purchase price of $12,000,000. Such amount was recorded by the Company as Minority interest at August 1, 1998. Pursuant to the Plan, Isetan contributed this investment to Barneys. In accordance with the Plan, a component of the various settlements reached with Isetan included the contribution of this investment to Barneys.

           (ii) Other preferred stock


           The Predecessor Company was authorized to issue 400,000 shares of preferred stock with a par value of $100 per share. Each share of preferred stock was entitled to one vote and dividends were non-cumulative. Each share also had a liquidation preference of $100 plus declared dividends. There were

327,695 shares outstanding prior to the Effective Date and no dividends were in arrears. This preferred stock was owned directly or indirectly by members of the Pressman Family. Pursuant to one of the settlements contained in the Plan, there was a cash payment of $50,000 to certain members of the Pressman Family on account of the existing preferred (and common) stock held by such members of the Pressman Family.


13.        EMPLOYEE BENEFIT PLANS:

(A)        EMPLOYEES STOCK PLAN -

           Pursuant to the Plan, Holdings established the Barneys Employees Stock Plan effective January 28, 1999 for all eligible employees. The assets of this plan consist of 15,000 shares of new Holdings Preferred Stock which were contributed to the Barneys Employees Stock Plan Trust pursuant to the Plan. This Preferred Stock will be issued to existing employees of Barneys as incentive compensation in connection with future services to be rendered to the Company. Since the 15,000 shares issued to the Trust have not yet been issued to existing employees, they are not considered as issued or outstanding. When such shares are issued to the employees, the Company will record compensation expense based on the fair value of the shares at such time. Any difference between the fair value at that time and the ultimate redemption value will be accreted as a dividend over the period up through the date on which they must be redeemed. This Plan is a profit sharing plan covering all eligible employees other than those covered by a collective bargaining agreement. Contributions under this plan are at the discretion of the Company.

(B)        STOCK OPTION PLAN -

           On March 11, 1999, the Company adopted a stock option plan that provides for the granting of non-qualified stock options to non-employee members of the Company's Board of Director's. Each Eligible Director (as defined in the option plan) is granted an option to purchase 5,000 shares of Holdings Common Stock upon their initial appointment to the Board of Directors, exercisable at the fair market value of Holdings Common Stock at the date of grant. These options expire ten years from the date of grant and vest 50% on the date of grant with the remainder on the first anniversary therefrom. At the discretion of the Board of Directors, additional options may be granted to Eligible Directors on the date of the annual stockholders' meeting that takes place after the initial grant. On March 11, 1999, each of the non-employee directors was granted an option to purchase 5,000 shares of Holdings Common Stock at an exercise price of $8.68 per share. As options to purchase an aggregate of 45,000 shares of Holding Common Stock were granted on March 11, 1999, subsequent to these grants, there were 255,000 shares available for future grant under this option plan.

           The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the stock options equals the assumed market price of the underlying stock on the date of grant.

           The weighted average fair value of these options, estimated at the date of grant using the Black-Scholes option-pricing model, was $3.84. The fair value was estimated at the date of grant using the following weighted-average assumptions: risk-free interest rate of 5.84%; dividend yield of 0%; stock price at date of grant of $8.68 and a weighted-average expected life of the option of

10 years. As the Company's stock is not actively traded, expected volatility was considered not applicable for purposes of this calculation.

(C)        UNION PLAN -

           Pursuant to agreements with unions, the Company is required to make periodic pension contributions to union-sponsored multiemployer plans which provide for defined benefits for all union members employed by the Company. Union pension expense aggregated $1,329,000 in the six months ended January 30, 1999 and $1,014,000, $1,137,000 and $1,171,000 in fiscal 1998, 1997 and 1996, respectively.

           With Court approval, the Predecessor Company elected to withdraw from one of the union-sponsored multi-employer plans. Accordingly, Union pension expense in the six months ended January 30, 1999 includes a charge of approximately $862,000 to effectuate the withdrawal.

           The value of the remaining plans unfunded vested liabilities allocable to the Company, and for which it may be liable upon withdrawal is estimated to be $1,365,000 at January 30, 1999. The Company, at present, has no intentions of withdrawing from this plan.

(D)        MONEY PURCHASE PLAN -

           The Company's Money Purchase Plan is a noncontributory defined contribution plan covering substantially all nonunion employees fulfilling minimum age and service requirements and provides for contributions of 5% of compensation (as defined) not to exceed the maximum allowable as a deduction for income tax purposes. The Predecessor Company recorded Money Purchase Plan expense of $295,000, $1,023,000, $1,216,000 and $1,469,000 in the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, respectively.

(E)        401(K) PLAN -

           The Company has a 401(k) defined contribution plan for the benefit of its eligible employees who elect to participate. Employer contributions are made to the plan in amounts equal to 50% of employee contributions, less than or equal to 6% of their salary, as defined. Plan expense aggregated $292,000, $596,000, $630,000 and $706,000 in the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, respectively.

14.        OTHER

           Allen Questrom, a member of the Board of Directors, became the Chairman, President and Chief Executive Officer of the Company as of May 5, 1999 and is also a member of the board of Polo Ralph Lauren Corporation. During the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, the Predecessor Company purchased approximately $1,012,000, $1,814,000, $212,000, and $140,000 respectively, of products from Polo Ralph Lauren Corporation.

           Bay Harbour and Whippoorwill are parties to a Stockholders Agreement, dated as of November 13, 1998 (the "Stockholders Agreement"), which sets forth their agreement with respect to certain matters relating to the shares of Holdings Common Stock held by them. Pursuant to the Stockholders Agreement, each of Bay Harbour and Whippoorwill have agreed to (i) restrict the transferability of such shares prior to January 28, 2000, (ii) grant rights of first offer as well as tag along rights in the event of a transfer of shares, (iii) grant the right to participate in an acquisition of additional shares of Holdings Common Stock by one of them, and (iv) give the other a right of first refusal to purchase shares of Holdings Common Stock which one of them has requested Holdings to register pursuant to the Registration Rights Agreement entered into on the Effective Date. In addition, Bay Harbour and Whippoorwill have agreed to take all actions necessary to elect the three designees of each, one designee of Isetan, the chief executive officer of Holdings, and three independent directors, to the Board of Directors of Holdings. The Stockholders Agreement also generally prohibits each of Bay Harbour and Whippoorwill from voting the shares of Holdings Common Stock held by it in favor of amending Holdings' Certificate of Incorporation or Bylaws or a sale of the Company without the consent of the other.

           On the Effective Date, pursuant to the Plan, Messrs. Greenhaus and Strumwasser and Ms. Werner, who are principals and officers of Whippoorwill (which is a stockholder of Holdings), and Messrs. Teitelbaum and Van Dyke, who are principals of Bay Harbour (which is a stockholder of Holdings), became members of the board of directors of Holdings.

           Approximately 39% of the Company's employees are covered under collective bargaining agreements.

           During 1996, the Predecessor Company recorded a gain of approximately $5,700,000 representing the net proceeds received by the Company under life insurance policies on an officer of the Company. This gain is included in
Expenses: Other - net.

           Additionally, during 1996, the Predecessor Company recognized a $9,440,000 translation gain on a foreign denominated debt obligation to Isetan. This gain is included in Royalty income and foreign exchange gains.

                                                                   SCHEDULE II


                     Barneys New York, Inc. and Subsidiaries

                        Valuation and Qualifying Accounts

                                 (In thousands)

              COLUMN A                     COLUMN B                   COLUMN C                       COLUMN D          COLUMN E
              --------                     --------                   --------                       --------          --------

                                                                     ADDITIONS
                                                        -------------------------------------
                                          BALANCE AT
                                         BEGINNING OF   CHARGED TO COSTS      CHARGED TO                            BALANCE AT END
               DESCRIPTION                  PERIOD      AND EXPENSES (A)    OTHER ACCOUNTS        DEDUCTIONS (C)       OF PERIOD
               -----------                  ------      ----------------    --------------        --------------       ---------
PREDECESSOR COMPANY
YEAR ENDED AUGUST 3, 1996
----------------------------------------
Deducted from asset accounts:
  Allowance for returns and
  doubtful accounts                      $       2,982         $       706     $     783 (b)       $         524      $     3,947
                                         =============         ===========     ============        =============      ===========

YEAR ENDED AUGUST 2, 1997
----------------------------------------
Deducted from asset accounts:
  Allowance for returns and
  doubtful accounts                      $       3,947         $     3,213       $       -         $       2,144      $     5,016
                                         =============         ===========       ===========       =============      ===========

YEAR ENDED AUGUST 1, 1998
----------------------------------------
Deducted from asset accounts:
  Allowance for returns and
  doubtful accounts                      $       5,016         $     2,086       $       -         $       2,716      $     4,386
                                         =============         ===========       ===========       =============      ===========

SIX MONTHS ENDED JANUARY 30, 1999
----------------------------------------
Deducted from asset accounts:
  Allowance for returns and
  doubtful accounts                      $       4,386         $     1,292      $        -         $       1,322      $     4,356
                                         =============         ===========      ============       =============      ===========


----------------------
(a) Primarily provisions for doubtful accounts
(b) Reserve associated with the Barneys New York credit card portfolio acquired from an affiliate.
(c) Primarily uncollectible accounts charged against the allowance provided therefor.

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 11, 2000



                                BARNEYS NEW YORK, INC.




                                By:   /s/ Steven Feldman
                                   --------------------------------------------
                                   Name:  Steven Feldman
                                   Title: Executive Vice President and
                                          Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT                                    NAME OF EXHIBIT
-------                                    ---------------

2.1        Second Amended Joint Plan of Reorganization for Barney's, Inc.
           ("Barneys") and certain of its affiliates proposed by Whippoorwill Associates, Inc. ("Whippoorwill"), Bay Harbour Management L.C. ("Bay Harbour") and the Official Committee of Unsecured Creditors dated November 13, 1998 (the "Plan of Reorganization")*

2.2        Supplement to the Plan of Reorganization dated December 8, 1998*

2.3        Second Supplement to the Plan of Reorganization dated December 16,
           1998*

3.1 Certificate of Incorporation of Barneys New York, Inc. ("Holdings"), filed with the Secretary of State of the State of Delaware on November 16, 1998*

3.2 Certificate of Designation for Series A Preferred Stock of Holdings filed with the Secretary of State of the State of Delaware on December 24, 1998.*

3.3        By-laws of Holdings*


4.1 Warrant Agreement between Holdings and American Stock Transfer & Trust Company as Warrant Agent (the "Warrant Agreement"), dated as of January 28, 1999*


4.2        Specimen of Holdings' Common Stock Certificate*


4.3        First Amendment to the Warrant Agreement dated May 2, 2000


10.1       Credit Agreement, among Barneys, Barneys (CA) Lease Corp., Barneys
           (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp. and Barneys America (Chicago) Lease Corp., as Borrowers, the lenders party thereto, Citicorp USA, Inc. ("CUSA"), as Administrative Agent for such lenders, and General Electric Capital Corporation, as Documentation Agent (the "Credit Agreement"), dated as of January 28, 1999*

10.2       First Amendment to the Credit Agreement dated as of March 23, 1999*

10.3 Guarantee by Holdings in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.4 Security Agreement by Holdings in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.5 Pledge Agreement by Holdings in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.6 Pledge Agreement by Barneys in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.7 Security Agreement by Barneys in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

EXHIBIT                                    NAME OF EXHIBIT
-------                                    ---------------

10.8 Trademark Security Agreement by Barneys and BNY Licensing Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.9 Cash Collateral Pledge Agreement by Barneys in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.10 Pledge Agreement by Barneys America, Inc. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.11 Security Agreement by Barneys America, Inc. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.12 Security Agreement by PFP Fashions Inc. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.13 Security Agreement by Barneys (CA) Lease Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.14 Security Agreement by Barneys (NY) Lease Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.15 Security Agreement by Basco All-American Sportswear Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.16 Security Agreement by Barneys America (Chicago) Lease Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999*

10.17 Security Agreement by BNY Licensing Corp. in favor of CUSA as Administrative Agent dated as of January 28, 1999*

10.18 Subordinated Note issued by Barneys and payable to Isetan of America, Inc. ("Isetan") dated January 28, 1999 (the "Isetan Note")*

10.19      Guarantee by Holdings of the Isetan Note dated January 28, 1999*

10.20 Subordinated Note issued by Barneys and payable to Bi-Equipment Lessors LLC, dated January 28, 1999 (the "Bi-Equipment Lessors Note")*

10.21 Guarantee by Holdings of the Bi-Equipment Lessors Note dated as of January 28, 1999*

10.22 Security Agreement by Barneys in favor of Bi-Equipment Lessors LLC dated as of January 28, 1999*

10.23 License Agreement among Barneys, BNY Licensing Corp. and Barneys Japan Co. Ltd. dated as of January 28, 1999*

10.24 Stock Option Plan for Non-Employee Directors effective as of March 11, 1999.*

10.25 Services Agreement, among Meridian Ventures, Inc., Thomas C. Shull and Barneys dated as of August 1, 1998*

EXHIBIT                                    NAME OF EXHIBIT
-------                                    ---------------

10.26 Services Agreement Amendment among Meridian Ventures, Inc., Thomas C. Shull, Barneys and Holdings dated as of January 28, 1999*

10.27 Registration Rights Agreement by and among Holdings and the Holders party thereto dated as of January 28, 1999*

10.28 Letter Agreement, dated January 28, 1999, among Bay Harbour, Whippoorwill, Isetan and Holdings*

10.29 Employment Agreement between Holdings and Allen I. Questrom effective as of May 5, 1999*

10.30 Registration Rights Agreement between Holdings and Allen I. Questrom dated as of February 1, 2000*

10.31 Amendment No. 1, dated as of February 1, 2000, to Registration Rights Agreement, dated as of January 28, 1999 by and among Holdings and the Holders party thereto*

10.32      Third Amendment to the Credit Agreement dated as of November 30,
           1999*

10.33      Second Amendment to the Credit Agreement dated as of June 2, 1999.(1)

10.34      Fourth Amendment to the Credit Agreement dated as of March 17, 2000.

11         Statement re: computation of per share earnings*

21         Subsidiaries of the registrant*

27         Financial Data Schedule*

------------
* Filed Previously

(1) Incorporated by reference to Holdings' Quarterly Report on Form 10-Q for the quarter ended May 1, 1999.